Form 10-K, Exhibit 13
period 1996-01-31
LAKELAND INDUSTRIES INC
filed 1996-04-26
CIK 798081

Dear Fellow Shareholders:

         I wanted to extend a traditional Lakeland welcome to you before highlighting our progress during the past fiscal year 1996. As promised, we continued to lay a strong financial foundation for your company, while adding plants and equipment to handle the additional business we are enjoying.

         Fiscal 1996 sales topped $40 million, an increase of more than $5 million (14.2%) over fiscal 1995. Net profits were $587,000 or 22(cents) a share.

         During fiscal 1996, according to our plan, necessary major expenses were incurred in several key areas. These expenses lowered the per share earnings, though I believe that the money was well-spent. A new 36,000 sq. ft. expansion was added to the main building in Decatur, Alabama. This additional space allows us to store increased amounts of both raw materials and finished goods, enabling us to shorten response time to customers' orders. It permitted us as well, to install a state of the art cutting operation. Though downtime and extra labor for moves inside the factory were costly, we have already seen material savings and a decrease in previous related labor costs. Teamed with this computerized cutting operation is a fully automated, computerized pattern and marking system that lets us monitor fabric costs while improving the quality of our products. Encouraging proof that these costs represent money well spent are requests coming from several multi-billion dollar companies outside our industry asking to observe what our people are doing in this area.

         Other expenses include the start up of our new factory in Celaya, Mexico. This move permitted us to take better advantage of the peso devaluation and augment our Mexican contractor network.

         Yet another highlight was our successful entry into the substantial Canadian market via our new subsidiary, Lakeland Protective Wear, Inc. Through this entity, we are able to introduce our full line of products and, though costly at first, we are now firmly "in the black".

         In summary, Lakeland opened its own factory in one foreign country, opened a distribution outlet in another, revamped and completely modernized its main operation, negotiated a favorable and increased corporate credit line, and finished fiscal year 1996 in a very strong cash position.

         Though, like any other C.E.O., I would like to take credit for all of these accomplishments, I must point to the unstinting hard work and dedication of our entire team of people who take understandable pride in seeing their company become successful. This dedication, coupled with the unflagging support of a dynamic board of directors, is the winning formula that will sustain our success in years to come.

         I wish to thank all of our employees and the board of directors for their full support this past year. Also, I wish to thank our shareholders for their encouragement. Lakeland's progress has been steady. We are investing constantly and with care to improve our competitive position today to ensure a profitable tomorrow.


Sincerely,

/s/ Raymond J. Smith

Raymond J. Smith
President

 SELECTED FINANCIAL DATA

                                                       (In thousands, except per share amounts)
                                                             For the Years Ended January 31,

                                               1996            1995          1994            1993         1992
                                               ----            ----          ----            ----         ----
INCOME STATEMENT DATA:
Net sales                                     $40,189          $35,185       $30,143        $26,512     $25,829
Gross profit                                    6,288            6,346         4,763          3,885       4,081
Operating expenses (1)                          4,882            4,704         4,739          4,281       4,377
Operating income (loss)                         1,406            1,642            24           (396)       (296)
Income (loss) from  continuing operations
 before provisions (benefits) for income
 taxes and cumulative effect of change
 in accounting principle                          956            2,000          (137)          (701)       (433)

Income (loss)from  continuing operations
 before cumulative effect of change
 in accountingg principle                         587            1,421          (278)          (683)       (328)

Loss from discontinued
 operations                                                                                                 (86)
Cumulative effect of change in
 accounting principle (2)                                                        241
Net income (loss)                                 587            1,421           (37)          (683)       (414)
                                              =======          =======       =======        =======     =======
Earnings (loss)  per share:
Continuing operations                             .22              .54          (.11)          (.27)       (.13)
Discontinued operations (3)
Cumulative effect of change in
 accounting principle                                                            .10                       (.03)
                                              -------          -------       -------        -------     -------
Net earnings (loss)                              $.22             $.54         $(.01)         $(.27)      $(.16)
                                              =======          =======       =======        =======     =======
Weighted average  common
 and common equivalent shares                   2,637            2,641         2,550          2,550       2,550

BALANCE SHEET DATA (at end of year):
Working capital                               $13,618           $7,190        $8,871         $5,008      $8,828
Total assets                                   19,263           15,562        13,103         13,157      13,848
Current liabilities                             3,894            6,813         2,464          5,752       2,318
L/T liabilities                                 6,492              441         3,680            615       4,056
Stockholders' equity                           $8,762           $8,175        $6,754         $6,790      $7,474

- - --------------------------------------------------------------------------------


(1) Includes a write-off of $583,669 in Notes receivable due from one customer in 1994.

(2) Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires an asset and liability approach to accounting for income taxes. The cumulative effect as of February 1, 1993, of the adoption of SFAS No. 109, resulted in a fiscal 1994 benefit of $241,000 or $.10 per common share. Prior year's financial statements were not restated.

(3) Reflects the December 11, 1990 sale of the assets of the Company's wholly-owned subsidiary Walter H. Mayer and Co., Inc. as a discontinued operation. This subsidiary was acquired on September 30, 1987.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

     In November 1995, the Company formed a new wholly-owned subsidiary, Lakeland de Mexico S.A. de C.V. to assemble garments cut in the Company's Alabama facility.

     In August, 1995, the Company entered into a loan agreement with its existing bank which provides for a three year secured $8,000,000 credit facility. The increase in working capital at January 31, 1996 reflects the classification of this loan as a long-term liability.

Fiscal Year Ended January 31, 1996 Compared to Fiscal Year Ended January 31,
1995

     Net sales for the year ended January 31, 1996 increased $5,004,000 or 14.2% to $40,189,000 from $35,185,000 reported for the year ended January 31, 1995. Increased prices and unit shipments of various protective garment products are the principal reason for this upward movement in sales. This industry, however, continues to be highly competitive. Net sales increased 14.6% during the quarter ended January 31, 1996 as compared to the immediate preceding quarter, principally as the result of the Company's ability to maintain inventory levels to meet sales demand.

     Gross profit as a percentage of net sales decreased to 15.6% for the year ended January 31, 1996 from 18.0% reported for the prior year, principally due to the erosion of the price increase instituted at the beginning of the fiscal year. Both years were negatively affected as a result of the competitive and economic climate of the protective clothing industry. Margins decreased to 12.1% during the quarter ended January 31, 1996 as compared to the immediate preceding quarter as manufacturing difficulties were incurred during the fourth quarter.

     Operating expenses as a percentage of net sales decreased to 12.1% for year ended January 31, 1996 from 13.4% for the prior year, as sales continue to increase without a corresponding increase in general and administrative expenses.

     Interest expense increased as borrowings increased during the current year, while other income decreased as the prior year included a $625,000 law suit settlement.

     As a result of the foregoing, operating results decreased to net income of $587,000 for the year ended January 31, 1996 from net income of $1,421,000 for the year ended January 31, 1995.

Fiscal Year Ended January 31, 1995 Compared to Fiscal Year Ended January 31,
1994

     Net sales for the year ended January 31, 1995 increased $5,042,000 or 16.7% to $35,185,000 from $30,143,000 reported for the year ended January 31, 1994. Increased prices and unit shipments of various protective garment products are the principal reasons for this upward movement in sales. This industry, however, continues to be highly competitive. Net sales increased 10.1% during the quarter ended January 31, 1995 as compared to the immediate preceding quarter, principally as the result of competitors of the Company exiting the industry.

     Gross profit as a percentage of net sales increased to 18.0% for the year ended January 31, 1995 from 15.8% reported for the prior year principally due to strengthening margins on various protective garment products. Gross margins for the year ended January 31, 1994 were negatively affected by lost production at a mid-west facility due to flooding conditions and the relocation of another facility from Ohio to Alabama. Both years were negatively affected as a result of the competitive and economic climate of protective clothing industry. Margins decreased 9.7% during the quarter ended January 31, 1995 as compared to the immediate preceding quarter, as the Company identified approximately $266,000 of raw and finished goods inventory which did not have future utility.

     Operating expenses as a percentage of net sales decreased to 13.4% for the year ended January 31, 1995 from 15.7% for the corresponding period of the prior year. However, operating expenses for the year ended January 31, 1994 included the write-off of $583,669 (2.0% as a percentage of net sales) of long-term notes receivable, as described above.

     Other expenses - net, decreased as a result of a settlement of a lawsuit against the Company's prior legal counsel.

     As a result of the foregoing, operating results improved to a net income of $1,421,000 for the year ended January 31, 1995 from a net loss of $37,000 for the year ended January 31, 1994.

LIQUIDITY AND  CAPITAL RESOURCES

     Lakeland has historically met its cash requirements through funds generated from operations and borrowings under a revolving credit facility. On August 30, 1995, the Company entered into a new $8 million facility with its Bank. This facility matures on July 31, 1998. Interest charges under this credit facility are calculated on various optional formulas using the prime rate, LIBOR, banker's acceptances and letters of credit. The Company's January 31, 1996 balance sheet shows a strong current ratio and working capital position and management believes that its positive financial position, together with this new credit agreement, will provide sufficient funds for operating purposes for the next twelve months.


IMPACT OF INFLATION

     Management believes inflation has not had a material effect on the Company's operations or its financial condition. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     Prior to September 9, 1986, there was no public market for the Company's

Common Stock. On September 9, 1986, the effective date of the Company's initial public offering, the Company's Common Stock began trading in the over-the-counter market. On June 2, 1987, the Company's Common Stock began trading in the over-the-counter market as a National Market Issue. The Company's Common Stock trades on The Nasdaq Stock Market under the symbol "LAKE". It is listed in major publications under "Lakeland".

     The following table sets forth the high and low trade prices, as reported by NASDAQ for the last two fiscal years:

                                   Fiscal 1996            Fiscal 1996
                                 High       Low         High        Low
                                 ----       ---         ----        ---

     First Quarter               6 1/8      4           3 1/8       2 5/8
     Second Quarter              5 7/8      3 3/4       4 3/8       2 3/4
     Third Quarter               4 7/8      3 1/4       4 5/8       3 1/8
     Fourth Quarter              4 3/8      2 7/8       5           3 3/4
     First Quarter fiscal 1997   4 1/4      3 3/16
     (through April 18, 1996)

     The Company has never declared or paid a cash dividend on its Common Stock, and the Company has no present intention of declaring or paying any cash dividends on the Common Stock in the foreseeable future.

     The Company's revolving credit facility provides for certain restrictions that, at January 31, 1996 prohibited the Company from paying any cash dividends.

     As of April 19, 1996, there were 138 holders of record of the Common Stock of the Company. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1 million shares are held in street name by Cede & Co. a large financial clearing house.



                        REPORT OF INDEPENDENT CERTIFIED
                              PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
    Lakeland Industries, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Lakeland Industries, Inc. and Subsidiaries (the "Company") as of January 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.

We have also audited the consolidated financial statement schedule listed in the accompanying index at Item 14(a)2 for the years ended January 31, 1996, 1995 and 1994. In our opinion, the consolidated financial statement schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ GRANT THORNTON LLP

GRANT THORNTON LLP

Melville, New York
April 9, 1996 (except for Note G, as to which the date is April 22, 1996)



                          Lakeland Industries, Inc.
                               and Subsidiaries

                         CONSOLIDATED BALANCE SHEETS

                                 January 31,

                                          ASSETS                                         1996                    1995
                                                                                         ----                    ----
CURRENT ASSETS
    Cash                                                                            $     364,640          $     119,919
    Accounts receivable, net of allowance for doubtful
       accounts of $263,000 and $376,000 at January 31,
       1996 and 1995, respectively                                                      4,979,975              4,408,871
    Inventories                                                                        11,244,241              8,858,298
    Deferred income taxes                                                                 432,000                455,000
    Other current assets                                                                  490,776                160,551
                                                                                    -------------          -------------

         Total current assets                                                          17,511,632             14,002,639


PROPERTY AND EQUIPMENT, NET                                                             1,026,203                691,258


EXCESS OF COST OVER THE FAIR VALUE OF NET ASSETS
    ACQUIRED, net of accumulated amortization of $223,000
    and $194,000 at January 31, 1996 and 1995, respectively                               367,104                396,428


    NOTE RECEIVABLE                                                                       147,921                154,437


    OTHER ASSETS                                                                          209,872                317,086
                                                                                    -------------          -------------

                                                                                      $19,262,732            $15,561,848
                                                                                    =============          =============

       The accompanying notes are an integral part of these statements.


                           Lakeland Industries, Inc.
                               and Subsidiaries

                    CONSOLIDATED BALANCE SHEETS (continued)

                                  January 31,

                             LIABILITIES AND STOCKHOLDERS' EQUITY                         1996                   1995
                                                                                          ----                   ----
    CURRENT LIABILITIES
      Accounts payable                                                               $  3,465,552           $  2,824,548
      Current portion of long-term liabilities                                             50,000              3,615,873
      Accrued expenses and other current liabilities                                      378,524                372,416
                                                                                      -----------            -----------
         Total current liabilities                                                      3,894,076              6,812,837

    LONG-TERM LIABILITIES                                                               6,491,938                440,915

    DEFERRED INCOME TAXES                                                                 115,000                133,000

    COMMITMENTS AND CONTINGENCIES

    STOCKHOLDERS' EQUITY
      Preferred stock, $.01 par; 1,500,000
       shares authorized;  none issued
      Common stock, $.01 par; 10,000,000
       shares authorized; 2,550,000 shares
       issued and outstanding                                                              25,500                 25,500
      Additional paid-in capital                                                        5,981,226              5,981,226
      Retained earnings                                                                 2,754,992              2,168,370
                                                                                      -----------            -----------
                                                                                        8,761,718              8,175,096
                                                                                      -----------            -----------
                                                                                      $19,262,732            $15,561,848
                                                                                      ===========            ===========

       The accompanying notes are an integral part of these statements.



                          Lakeland Industries, Inc.
                               and Subsidiaries
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND RETAINED EARNINGS
                        Fiscal year ended January 31,


                                                                       1996                  1995                  1994
                                                                       ----                  ----                  ----
    Net sales                                                      $40,188,916            $35,184,994            $30,143,340
    Cost of goods sold                                              33,901,232             28,839,099             25,380,018
                                                                   -----------            -----------            -----------
        Gross profit                                                 6,287,684              6,345,895              4,763,322
                                                                   -----------            -----------            -----------
    Operating expenses
      Selling and shipping                                           2,691,193              2,288,602              2,098,564
      General and administrative                                     2,163,621              2,315,611              2,017,582
      Write-off of notes receivable                                                                                  583,669
      Research and development                                          27,298                 99,795                 39,519
                                                                   -----------            -----------            -----------
        Total operating expenses                                     4,882,112              4,704,008              4,739,334
                                                                   -----------            -----------            -----------
        Operating profit                                             1,405,572              1,641,887                 23,988
                                                                   -----------            -----------            -----------
    Other income (expense)
      Other income                                                      41,292                662,572                 96,500
      Interest income                                                   19,938                    632                 19,639
      Interest expense                                                (511,180)              (304,613)              (276,781)
                                                                   -----------            -----------            -----------
                                                                      (449,950)               358,591               (160,642)
                                                                   -----------            -----------            -----------
        Income (loss) before income taxes and cumulative
          effect of change in accounting for income taxes              955,622              2,000,478               (136,654)
    Income tax expense                                                (369,000)              (579,000)              (141,000)
                                                                   -----------            -----------            -----------
        Income (loss) before cumulative effect of change
          in accounting for income taxes                               586,622              1,421,478               (277,654)
                                                                   -----------            -----------            -----------
    Cumulative effect of change in accounting for income
      taxes                                                                                                          241,000
                                                                   -----------            -----------            -----------
       NET INCOME (LOSS)                                               586,622              1,421,478                (36,654)
    Retained earnings at beginning of year                           2,168,370                746,892                783,546
                                                                   -----------            -----------            -----------
    Retained earnings at end of year                              $  2,754,992           $  2,168,370          $     746,892
                                                                   ===========            ===========            ===========
    Income (loss) per common share
      Income (loss) before cumulative effect of change
        in accounting for income taxes                                    $.22                   $.54                  $(.11)
      Cumulative effect of change in accounting for

        income taxes                                                                                                     .10
                                                                   -----------            -----------            -----------
         Net income (loss) per common share                               $.22                   $.54                  $(.01)
                                                                   ===========            ===========            ===========
    Average number of common shares outstanding                      2,637,394              2,640,518              2,550,000
                                                                   ===========            ===========            ===========


       The accompanying notes are an integral part of these statements.


                           Lakeland Industries, Inc.
                               and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         Fiscal year ended January 31,

                                                                                  1996                1995                 1994
                                                                                  ----                ----                 ----
  Cash flows from operating activities
    Net income (loss)                                                       $   586,622           $ 1,421,478            $ (36,654)
    Adjustments to reconcile net income (loss) to net
       cash used in operating activities
          Cumulative effect of change in accounting for
             income taxes                                                                                                 (241,000)
          Deferred income taxes                                                   5,000              (212,000)             130,000
          Depreciation and amortization                                         272,135               266,565              271,996
          Provision for doubtful accounts                                       112,832               141,606              152,000
          Write-off of notes receivable                                                                                    583,669
          (Increase) decrease in operating assets
             Accounts receivable                                               (683,936)             (495,478)            (700,106)
             Inventories                                                     (2,385,943)           (2,157,905)            (421,593)
             Other current assets                                              (330,225)               92,270              (93,253)
             Other assets                                                       137,065                (6,396)             133,006
          Increase (decrease) in operating liabilities
             Accounts payable                                                   641,004               669,663               71,161
             Accrued expenses and other liabilities                               6,108               143,941               (2,300)
                                                                            -----------           -----------            ---------
          Net cash used in operating activities                              (1,639,338)             (136,256)            (153,074)
                                                                            -----------           -----------            ---------
  Cash flows from investing activities
    Purchases of property and equipment - net                                  (577,756)              (84,099)            (120,482)
    Proceeds from sale of property                                                                     33,063
                                                                            -----------           -----------            ---------
         Net cash used in investing activities                                 (577,756)              (51,036)            (120,482)
                                                                            -----------           -----------            ---------

  Cash flows from financing activities
    Net borrowings (reductions) under line of credit agreement                2,485,150               295,904             (134,199)
    Repayment of notes payable and capital lease obligations                                                               (27,371)
    Deferred financing costs                                                    (23,335)                                   (87,790)
                                                                            -----------           -----------            ---------
         Net cash provided by (used in) financing activities                  2,461,815               295,904             (249,360)
                                                                            -----------           -----------            ---------
         NET INCREASE (DECREASE) IN CASH                                        244,721               108,612             (522,916)
  Cash at beginning of year                                                     119,919                11,307              534,223
                                                                            -----------           -----------            ---------
  Cash at end of year                                                       $   364,640           $   119,919            $  11,307
                                                                            ===========           ===========            =========

       The accompanying notes are an integral part of these statements.


                          Lakeland Industries, Inc.
                               and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       January 31, 1996, 1995 and 1994

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     1.  Business

         Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of disposable and reusable protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 1996, 1995 and 1994.

     2.  Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Fireland Industries, Inc., Lakeland Protective Wear, Inc. (a Canadian corporation) and, in fiscal 1996, Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

     3.  Inventories

         Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

     4.  Property and Equipment

         Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, on a straight-line basis. Leasehold improvements and leasehold costs are amortized over the term of the lease or service lives of the improvements, whichever is shorter. The costs of additions and improvements which substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs are charged to expense.

     5.  Excess of Cost Over the Fair Value of Net Assets Acquired

         The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over a 30-year period. On an ongoing basis, management reviews the valuation and amortization of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related assets.


         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS 121") that established accounting standards for the impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 is required to be adopted for fiscal years beginning after December 15, 1995. In accordance with SFAS 121, it is the Company's policy to periodically review and evaluate whether there has been a permanent impairment in the value of intangibles and adjust the carrying value accordingly. Factors considered in the valuation include current operating results, trends and anticipated undiscounted future cash flows. Accordingly, the adoption of SFAS 121 is not expected to have a significant effect on the consolidated financial statements of the Company.


                               Lakeland Industries, Inc.
                                   and Subsidiaries

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                            January 31, 1996, 1995 and 1994



NOTE A (continued)

     6.  Income Taxes

         Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Pursuant to SFAS 109, deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     7.  Income (Loss) Per Common Share

         Income per share for the fiscal years ended January 31, 1996 and 1995 are based on the weighted average number of common shares outstanding and common share equivalents.

         Loss per common share for the fiscal year ended January 31, 1994 is based on the weighted average number of common shares outstanding during the year. Stock options have not been included in the calculation, since their effect would be antidilutive.

     8.  Statement of Cash Flows


         Supplemental cash flow information for the fiscal years ended January 31 was as follows:

                                                1996         1995         1994
                                                ----         ----         ----

         Interest paid                        $431,555     $304,676     $276,781
         Income taxes paid, net of refunds     618,853      665,488       39,755

     9.  Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. Concentration of credit risk with respect to these receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across geographic areas within the United States. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that its receivable credit risk exposure is limited.

                               Lakeland Industries, Inc.
                                   and Subsidiaries

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                            January 31, 1996, 1995 and 1994

NOTE A (continued)

    10.  Stock-Based Compensation

         Adoption of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") is required for fiscal years beginning after December 15, 1995 and allows for a choice of the method of accounting used for stock-based compensation. Entities may elect the "intrinsic value" method based on APB No. 25 "Accounting for Stock Issued to Employees" or the new "fair value" method contained in SFAS 123. The Company intends to implement SFAS 123 in 1997 by continuing to account for stock-based compensation under the guidelines of APB No. 25. As required by SFAS 123, the pro forma effects on net income (loss) and income (loss) per share will be determined as if the fair value based method had been applied and disclosed in the notes to the consolidated financial statements.

    11.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates include the allowance for doubtful accounts and inventory reserves. It is reasonably possible that events could occur during the upcoming year that could change such estimates.


NOTE B - NOTES RECEIVABLE

     1.  Sale of Property

         In October 1994, the Company sold its Ohio facility to an unrelated third party for $187,500 ($25,000 cash and a $162,500 mortgage note). The selling price of the property approximated the net book value at the time of sale. The mortgage note is payable in 47 consecutive monthly payments of $1,523, including principal and interest at an annual rate of 8%, until October 1998 when the entire unpaid balance of the indebtedness shall be due and payable. This note is secured by a mortgage on real estate located in the City of Newark, Licking County, Ohio. To date, mortgage payments to the Company have been timely.

     2.  Customer Note

         In August 1993, a former customer of the Company filed a petition for bankruptcy proceedings in accordance with Chapter 11 of the Bankruptcy Code. This customer had a series of interest-bearing notes payable to the Company which originated in fiscal 1991 and 1992 and aggregated $1,072,000 (including accrued interest of $105,000). In fiscal 1992, this former customer defaulted on the original payment schedule, with the Company receiving partial


                               Lakeland Industries, Inc.
                                   and Subsidiaries

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                            January 31, 1996, 1995 and 1994

NOTE B (continued)

         payments of $358,000 through January 31, 1993. In view of concerns with respect to the customer's ability to repay such notes, the Company stopped accruing interest on these notes at the beginning of fiscal 1993 and recorded a reserve of $130,000 in the fourth quarter of fiscal 1993 against the then outstanding principal and accrued interest balance of $713,669. In March 1993, a potential purchaser of this former customer offered the Company $670,000 to settle the balance due on these outstanding notes, subject to a successful closing of the proposed purchase of the customer's assets.

         Such closing was not consummated and the former customer's lead lender foreclosed on its primary operating assets, thus precipitating the Chapter 11 filing by this former customer. Due to the degree of uncertainty with respect to the collection of these notes caused by these events, the Company elected to write off the entire balance carried on these notes, in the amount of $583,669 in fiscal 1994.


NOTE C - INVENTORIES

     Inventories consist of the following at January 31:

                                   1996              1995
                                   ----              ----

      Raw materials               2,980,137       $3,097,052
      Work-in-process             3,225,272        2,092,028
      Finished goods              5,038,832        3,669,218
                                -----------       ----------

                                $11,244,241       $8,858,298
                                ===========       ==========


NOTE D - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at January 31:

                                    Useful life
                                     in years             1996           1995
                                     --------             ----           ----

     Machinery and equipment            10             $2,180,832   $ 1,682,312
     Furniture and fixtures           5 - 10              148,814       114,532
     Leasehold improvements           Lease term          147,374       102,420
                                                       ----------   -----------

                                                        2,477,020     1,899,264
     Less accumulated depreciation
       and amortization                                 1,450,817     1,208,006
                                                       ----------   -----------
                                                       $1,026,203   $   691,258
                                                       ==========   ===========


                          Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                       January 31, 1996, 1995 and 1994

NOTE E - OTHER ASSETS

     Other assets consist of the following at January 31:

                                         1996                1995
                                         ----                ----

      Pension asset (Note K)          $151,089             $196,796
      Deferred financing costs, net     18,076               29,264
      Patents, net                      30,016               31,892

      Investment, at cost                                    35,000
      Security deposits                 10,691               12,134
      Other                                                  12,000
                                      --------             --------
                                      $209,872             $317,086
                                      ========             ========

     In August 1994, the Company invested $35,000 in a company and received an approximate 4.3% voting interest in such entity. The Company received 3,500 shares of Cumulative Convertible Exchangeable Preferred Stock (the "Stock"). In addition to the investment in the Stock, the Company sold $47,000 of product (included in accounts receivable at January 31, 1995) and had consigned inventory of $210,000 (included in inventory at January 31, 1995) to this investee. In October 1995, this entity went out of business; however, the Company recovered sufficient assets to equal the sum of its original investment and outstanding receivables. Additionally, all consigned inventory was returned to the Company.

     Patents are amortized over a seventeen-year period.


NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. The Company's principal financial instrument consists of its three-year revolving credit facility with a bank. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rate approximates the current prevailing interest rate. Additionally, the Company's financial position has not substantially changed since the August 1995 inception of such credit facility.


                          Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                       January 31, 1996, 1995 and 1994

NOTE G - LONG-TERM LIABILITIES

     Long-term liabilities consist of the following at January 31:

                                            1996                   1995
                                            ----                   ----

     Revolving credit facility           $6,100,000            $ 3,565,873
     Pension liability (Note K)             441,938                490,915
                                         ----------            -----------
                                          6,541,938              4,056,788
     Less current portion                    50,000              3,615,873
                                         ----------            -----------

     Long-term liabilities               $6,491,938            $   440,915
                                         ==========            ===========

     During August 1995, the Company entered into a $8,000,000, three-year secured revolving credit facility with a bank, replacing the two-year facility that was due to expire. Under this secured revolving credit facility, which expires on July 31, 1998, the Company may borrow up to a maximum of $8,000,000 based upon eligible accounts receivable and inventories, as defined in the Agreement. Borrowings under the revolving credit facility bear interest at a rate per annum equal to the prime commercial lending rate or LIBOR plus 200 points (7.875% at January 31, 1996). Such interest is payable at the end of the respective interest period, ranging from 30 to 180 days. A fee of 1/2% per annum is charged to the Company on the unused portion of such facility. The loan is collateralized by substantially all the assets of the Company. Deferred financing fees of $20,000 are being amortized on a straight-line basis over the three-year term of this facility. The revolving credit facility also contains restrictive covenants, measurable on a quarterly or annual basis, with respect to: tangible net worth, capital expenditures and certain financial ratios, as defined. The revolving credit agreement restricts the Company from declaring or paying any dividends. As of January 31, 1996, the Company was not in compliance with the capital expenditures covenant, which requirement was waived by the bank.

     The maximum amounts borrowed under the revolving lines of credit during the fiscal years ended January 31, 1996 and 1995 were $7,120,000 and $4,700,000, respectively, and the average interest rate for each period then ended was 9.4%.

NOTE H - COMMITMENTS AND CONTINGENCIES

     1.  Employment Contracts

         The Company has employment contracts with three principal officers expiring through January 31, 1998. Such contracts are automatically renewable for one- or two-year terms, unless 90-day notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate base remuneration of $455,000 and $225,000 for the fiscal years ended January 31, 1997 and 1998, respectively.


                          Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                       January 31, 1996, 1995 and 1994

NOTE H (continued)

     2.  Leases

         The Company leases the majority of its premises under various operating leases expiring through fiscal 2000. The lease for the principal manufacturing facility (located in Decatur, Alabama) is with a partnership whose partners are principal officers and stockholders of the Company. This lease expires on August 31, 1999 and requires annual payments of approximately $365,000 plus certain operating expenses. The Company received a rent reduction of $3,000 per month from this partnership (August 1991 to August 1994), and in fiscal 1995, the Company received an additional one-time rent reduction of $5,000. Such rent reductions aggregated $21,000 and $41,000 for the fiscal years ended January 31, 1995 and 1994, respectively. In addition, the Company has several operating leases for machinery and equipment. Total rental expense under all operating leases is summarized as follows:

                                                  Total               Rentals
                               Gross             sublease             paid to
                               rental             rental              related
                               expense            income              parties
                               -------            ------              -------
     Year ended January 31,
         1996                 $483,690            $20,011             $369,150
         1995                  340,171             13,169              249,300
         1994                  337,767              8,554              229,300

         Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to office space and equipment rentals at January 31, 1996 are summarized as follows:

         Year ending January 31,
         1997                                 $  496,340
         1998                                    431,925
         1999                                    405,713
         2000                                    228,521
                                              ----------

                                              $1,562,499
                                              ==========

         Certain leases require additional payments based upon increases in property taxes and other expenses.

     3.  Services Agreement

         In August 1993, the Company entered into a services agreement with an affiliated entity, principally owned by a principal officer and stockholder of the Company. Pursuant to the terms of such agreement, the affiliate provides professional and/or skilled labor to a division of the Company, as needed, at contractual rates of compensation. Such agreement is cancelable by either the Company or the affiliate upon thirty days' written notice. Costs incurred by the Company in connection with such agreement aggregated $520,000, $654,000 and $273,000 for the fiscal years ended January 31, 1996, 1995 and 1994, respectively.


                          Lakeland Industries, Inc.

                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                       January 31, 1996, 1995 and 1994

NOTE H (continued)

     4.  Litigation

         In January 1995, the Company received a $625,000 cash settlement pursuant to an action filed against its prior legal counsel, involving a number of causes of action relating to that law firm's representation of the Company between 1987 and 1991. This amount is included in "Other income" for the fiscal year ended January 31, 1995.

         The Company is involved in various litigation arising during the normal course of business which, in the opinion of the management of the Company, will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

     5.  Self-insurance

         The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to defined limits. Self-insurance costs are based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.


NOTE I - STOCKHOLDERS' EQUITY

     Stock Options

     A Nonemployee Directors' Option Plan (the "Directors' Plan") was adopted by the Board of Directors and approved by the stockholders during the year ended January 31, 1990. Under the Directors' Plan, 60,000 shares of common stock have been authorized for issuance. The Directors' Plan provides for an automatic one-time grant of options to purchase 5,000 shares of common stock to each nonemployee director elected or appointed to the Board. Options become exercisable commencing six months from the date of grant and expire six years from the date of grant. In addition, all nonemployee directors re-elected to the Company's Board of Directors at any annual meeting of the stockholders will be automatically granted additional options to purchase 1,000 shares of common stock on each of such dates.

     On May 1, 1986, the Company's 1986 Incentive and Nonstatutory Stock Option Plan (the "Incentive Plan"), which provides for the granting of incentive stock options and nonstatutory options, was adopted by the Board of Directors and approved by the stockholders. This plan provides for the grant of options to key employees and independent sales representatives to purchase up to 400,000 shares of the Company's common stock, upon terms and conditions determined by a committee of the Board of Directors which administers the plan.


     Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders). On February 15, 1989, the Board of Directors approved a restatement of the Incentive Plan to conform with certain changes required by the Tax Reform Act of 1986. The Board of Directors also restated the Incentive Plan to provide for stock appreciation rights and changed provisions of the plan

                          Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                       January 31, 1996, 1995 and 1994

NOTE I (continued)

     relative to option holders' rights upon termination of employment with the Company and modified the language of the Incentive Plan in other sections such as "Eligibility" and "Terms and Conditions of Options." The restatement of the Incentive Plan was approved by the stockholders. For the three years ended January 31, 1996, option activity is summarized as follows:

                                                              Directors' Plan                           Incentive Plan
                                                        -------------------------                 ----------------------------
                                                         Number          Range of                 Number              Range of
                                                          of              option                   of                  option
                                                         shares           prices                  shares               prices
                                                         ------           ------                  ------               ------
    Balance, January 31, 1993                            15,000        $1.44 - 1.56                74,000          $1.37 - 2.50
    Granted                                               -                                        76,000           2.25 - 2.48
                                                         ------                                   -------

    Balance, January 31, 1994                            15,000         1.44 - 1.56               150,000           1.37 - 2.50
    Granted                                               2,000             3.88                     -                   -
                                                         ------                                   -------

    Balance, January 31, 1995                            17,000         1.44 - 3.88               150,000           1.37 - 2.50
    Granted                                               1,000             4.25                     -                   -
                                                         ------                                   -------

    Balance, January 31, 1996                            18,000         1.44 - 4.25               150,000           1.37 - 2.50
                                                         ======         ===========               =======          ============

    Available for future grant                           42,000                                   250,000
                                                         ======                                   =======


    Exercisable                                          18,000                                   150,000
                                                         ======                                   =======



                           Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                        January 31, 1996, 1995 and 1994

NOTE J - INCOME TAXES

     The provision for income taxes is summarized as follows:

                                Year ended January 31,
                    ------------------------------------------------
                    1996                 1995                   1994
                    ----                 ----                   ----

 Current
   Federal        $382,000             $ 584,000             $    1,000
   State           (18,000)              207,000                 10,000
                  --------             ---------               --------
                   364,000               791,000                 11,000

   Deferred          5,000              (212,000)               130,000
                  --------             ---------               --------
                  $369,000             $ 579,000               $141,000
                  ========             =========               ========

The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                     Year ended January 31,
                                                   -------------------------
                                                   1996      1995       1994
                                                   ----      ----       ----

Statutory rate                                      34.0%     34.0%     (34.0)%
State income taxes, net of Federal tax benefit       (.4)      4.6        4.8
Nondeductible expenses                               1.7        .5       12.9
Operating loss generating no current tax benefit     2.5                 24.4
Change in deferred assets/valuation allowance         .5     (10.0)      95.1
Other                                                 .3       (.2)
                                                    ----      ----      -----
Effective rate                                      38.6%     28.9%     103.2%
                                                    ====      ====      =====


                           Lakeland Industries, Inc.
                               and Subsidiaries


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                        January 31, 1996, 1995 and 1994



NOTE J (continued)

     The tax effects of temporary differences which give rise to deferred tax assets at January 31, 1996 and 1995 are summarized as follows:

                                                    January 31,
                                            ---------------------------
                                            1996                   1995
                                            ----                   ----
  Deferred tax assets
    Accounts receivable                    $100,000              $142,700
    Inventories                             271,300               278,400
    Vacation accrual                         36,300                29,500
    Net operating loss carryforward -
      Canadian subsidiary                    24,400
    Other                                                           4,400
                                           --------              --------

       Gross deferred tax assets            432,000               455,000
                                           --------              --------

  Deferred tax liabilities
    Depreciation                            115,000               133,000
                                           --------              --------

       Gross deferred tax liabilities       115,000               133,000
                                           --------              --------

       Net deferred tax asset              $317,000              $322,000
                                           ========              ========


                           Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                        January 31, 1996, 1995 and 1994

NOTE J (continued)

     The net operating loss carryforwards applicable to the Company's Canadian subsidiary expire in fiscal 2002 and 2003.

     The Company's fiscal 1990, 1991 and 1992 New York and 1992, 1993 and 1994 Alabama state income tax returns are currently being examined. The management of the Company does not expect that these examinations will have a material adverse impact on the consolidated financial statements.



NOTE K - DEFINED BENEFIT PENSION PLAN

     A former subsidiary of the Company has a defined benefit pension plan which the Company assumed in connection with an acquisition made in fiscal 1987. This plan covers substantially all of the former subsidiary's employees. Benefits pursuant to this plan were frozen as of January 1, 1986.

     The benefits earned are based on years of service and the employee's final average annual salary which is based on the highest five consecutive of the last ten years of employment prior to January 1, 1986. The Company's funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary.

     The components of the net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                            1996          1995        1994
                                            ----          ----        ----

     Normal cost                          $  1,613     $  1,613     $  1,620
     Interest cost on projected
       benefit obligation                   60,611       56,692       50,188
     Actual return on assets               (40,653)      (4,322)     (11,875)
     Net amortization and deferral          25,159       (8,529)      (6,326)
                                          --------     --------     --------

     Net periodic pension cost            $ 46,730     $ 45,454     $ 33,607
                                          ========     ========     ========


                           Lakeland Industries, Inc.
                               and Subsidiaries

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                        January 31, 1996, 1995 and 1994

NOTE K (continued)

     The following is a summary of the plan's funded status and amounts recognized in the Company's consolidated balance sheets at January 31:

                                                             1996        1995
                                                             ----        ----

    Actuarial present value of benefit obligation
      Vested benefits                                      $842,701    $790,492
      Nonvested benefits                                                 21,603
                                                           --------    --------

    Projected benefit obligation                            842,701     812,095

    Plan assets at fair market value                        400,763     321,180

                                                           --------    --------

    Projected benefit obligation in excess of plan assets   441,938     490,915

    Unrecognized loss                                       (62,021)    (97,873)
    Unrecognized net obligation at transition amortized
      over a 15-year period                                 (89,068)    (98,923)
    Required minimum liability (also included as a
      component of other assets)                            151,089     196,796
                                                           --------    --------

    Pension cost liability (included in long-term
      liabilities)                                         $441,938    $490,915
                                                           ========    ========

     An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 1996, approximately 70% of the plan's assets were held in mutual funds invested primarily in equity securities, approximately 18% was invested in money market instruments and the remaining 12% was invested in equity securities and debt instruments.

NOTE L - MAJOR SUPPLIER

     The Company purchased approximately 75% of its raw materials from one supplier under licensing agreements. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources.


     CORPORATE INFORMATION

     Directors:

     Raymond J. Smith, Chairman
     Christopher J. Ryan
     John J. Collins, Jr.
      Senior Vice President of Liberty
      Brokerage, Inc.
     Eric O. Hallman
      Officer of Sylvan -Lawrence
     Walter J. Raleigh
      Senior Advisor to CMI Industries,
      Inc.

     Market Makers:

     Troster Singer Corp.
     Legg Mason Wood Walker Inc.
     Sherwood Securities Corp.
     G.V.R. Company
     Mayer & Schweitzer Inc.
     Nash Weiss/Div of Shatkin Inv.
     Herzog, Heine, Geduld, Inc.
     Mercer Bokert Buckman & Reid
     Worldco L.L.C.
     M.H. Meyerson & Co.
     Knight Securities L.P.

     Officers:

     Raymond J. Smith, President
     Christopher J. Ryan
      Executive Vice President of Finance
      and Secretary
     James M. McCormick
      Vice President and Treasurer
     Harvey Pride, Jr.
      Vice President, Manufacturing

     Auditors:

     Grant Thornton LLP
     Suite 3S01
     One Huntington Quadrangle
     Melville, NY  11747-4464

     Counsel:

     Wildman, Harrold, Allen, Dixon &
      Smith
     45 Rockefeller Plaza
     Suite 353

     New York, NY  10111-0100

     Transfer Agent:

     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, NJ  07016
     NASDAQ symbol:  LAKE

     Executive Offices:

     711-2 Koehler Ave.
     Ronkonkoma, NY  11779
     (516) 981-9700

     Subsidiaries:

     Fireland Industries, Inc.
     Lakeland Protective Wear, Inc.
     (Canada)
     Lakeland de Mexico S.A. de C.V.

         Exhibits to Lakeland Industries, Inc.'s 1996 Form 10 - K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

         DextraGard TM, Forcefield TM, Interceptor TM, Checkmate TM, Heatex TM, Pyrolon TM, Sterling Heights TM, Fyrepel TM, Highland TM, Impede TM, Chemland TM and Uniland TM are trademarks of Lakeland Industries, Inc. Tyvek TM, Viton TM, Barricade TM, Nomex TM, Kevlar TM, Delrin TM, TyChem TM and Teflon TM are registered trademarks of E.I.DuPont de Nemours and Company. Saranex TM is a registered trademark of Dow Chemical. Spectra TM is a registered trademark of Allied Signal, Inc.