Form 10-K, Exhibit 13
period 1997-01-31
LAKELAND INDUSTRIES INC
filed 1997-04-25
CIK 798081

                                                                      Exhibit 13

Dear Fellow Shareholders:

         The fiscal year ended January 31, 1997 witnessed a significant improvement in the operating results of your Company. Sales increased to a record $41.8 million, compared with $40.2 million in the previous fiscal year. Net income rose to $1,063,000, versus a prior-year net profit of $587,000. On a per share basis, earnings reached $0.41, which represented a gain of 86% over the $0.22 per share profit reported in fiscal 1996. Pre-tax profit margins expanded to 3.8% of sales in the most recent fiscal year, compared with 2.4% for the year ended January 31, 1996.

         Management has taken a number of steps during the past 24 months to strengthen Lakeland Industries' position as a leader in the protective garment industry. We expanded our facilities in Decatur, Alabama, allowing us to automate cutting operations, increase warehouse space for raw materials and finished goods, and shorten response time to customers' orders. We opened a new factory in Mexico, which allowed us to take advantage of lower offshore manufacturing costs and enhance Lakeland's competitiveness within our industry. The Company is now the recipient of nine patents covering proprietary fabrics and machinery. We also established a new subsidiary which has begun to penetrate the Canadian market. Our employees have worked diligently to refine our manufacturing, sales and delivery systems, and your Company is considerably more efficient than it was two years ago.

         By teaming up with the Dupont company in a number of new licensing agreements involving Tyvek(Registered) and Tychem(Registered) clothing, our most popular products, we have forged a relationship with one of the world's largest producers of specialized textile fibers and related products. Such solid relationships with Dupont and other vendors provide us with reliable access to raw materials, while offshore production capabilities should position Lakeland as one of the most efficient manufacturers in the protective garment industry. When combined with our strong lender relationships and creative sales and marketing strategies, we believe your Company is poised to further improve its operating performance and significantly enhance shareholder values in the future.

         In order to better communicate with customers and investors, Lakeland Industries has established an award-winning website (Majon's Web Select Award) on the Internet at http://www.lakeland.com, and we encourage you to visit the site for a more comprehensive understanding of the Company and its entire product line. We are also taking advantage of multimedia technology in our marketing programs, as evidenced by the publication of product information and catalogs in CD-ROM format.

         In the United States, protective clothing products are routinely required for many workers in the chemical, petrochemical, health care, automotive, glass, cement and other industries which involve the handling of hazardous materials and/or exposure to extreme environmental conditions. We expect international markets for protective garments and related products to expand significantly as national boundaries become less important in a worldwide economy. Lakeland Industries, with its 14-year history as a quality manufacturer and its excellent vendor/customer relationships with Dupont, is now well positioned to take advantage of these international market opportunities.

         On behalf of management and the Board of Directors, I would like to thank all of our employees, customers, vendors and shareholders for their continued support, and I look forward to reporting upon your Company's future accomplishments. Respectfully submitted,


/s/ Raymond J. Smith

Raymond J. Smith
President and Chief Executive Officer

SELECTED FINANCIAL DATA
                                              (In thousands, except per share amounts)
                                              For the Years Ended January 31,
                                              1997            1996           1995           1994         1993
INCOME STATEMENT DATA:

Net sales                                     $41,792         $40,189       $35,185         $30,143     $26,512
Gross profit                                    7,237           6,288         6,346           4,763       3,885
Operating expenses (1)                          5,212           4,882         4,704           4,739       4,281
Operating income (loss)                         2,024           1,406         1,642              24        (396)
Income (loss) before income
 taxes and cumulative effect of change
 in accounting principle                        1,576             956         2,000            (137)       (701)

Income (loss) before
 cumulative effect of change
 in accounting principle                        1,063             587         1,421            (278)       (683)
Cumulative effect of change in
 accounting principle (2)                                                                       241
                                                                                             ------
Net income (loss)                               1,063             587         1,421             (37)       (683)
                                                =====           =====         =====          ======       =====

Earnings (loss)  per share:
Income (loss) before cumulative
 effect of change in accounting                   .41             .22           .54            (.11)       (.27)
Cumulative effect of change in
 accounting principle                                                                           .10
                                                =====           =====         =====          ======       =====
Net earnings (loss)                              $.41            $.22          $.54           $(.01)      $(.27)
                                                =====           =====         =====          ======       =====
Weighted average  common
 and common  equivalent shares                  2,607           2,637         2,641           2,550       2,550

BALANCE SHEET DATA (at end of year):
Working capital                               $14,018         $13,618        $7,190           $8,871     $5,008
Total assets                                   18,573          19,263        15,562           13,103     13,157
Current liabilities                             2,920           3,894         6,813            2,464      5,752
L/T liabilities                                 5,746           6,492           441            3,680        615
Stockholders' equity                           $9,825          $8,762        $8,175           $6,754     $6,790

----------

(1)Includes a write-off of $583,669 in Notes receivable due from one customer in 1994.
(2) Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"),

which requires an asset and liability approach to accounting for income taxes. The cumulative effect as of February 1, 1993, of the adoption of SFAS No. 109, resulted in a fiscal 1994 benefit of $241,000 or $.10 per common share. Prior year's financial statements were not restated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Fiscal Year Ended January 31, 1997 Compared to Fiscal Year Ended January 31,
1996

Net sales for the year ended January 31, 1997 increased $1,603,000 or 3.99% to $41,792,000 from $40,189,000 reported for the year ended January 31, 1996. Increased prices and unit shipments of various protective garment products are the principal reason for this upward movement in sales. This industry, however, continues to be highly competitive. Net sales increased 13.7% during the quarter ended January 31, 1997 as compared to the immediate preceding quarter, principally as the result of the Company's ability to maintain inventory levels to meet sales demand.

         Gross profit as a percentage of net sales increased to 17.3% for the year ended January 31, 1997 from 15.6% reported for the prior year, principally due to the price increase instituted at the beginning of the fiscal year and price stabilization. The prior year was negatively affected as a result of the competitive and economic climate of the protective clothing industry. Margins decreased to 14.8% during the quarter ended January 31, 1997 as compared to the immediate preceding quarter as some products imported for sale during the fourth quarter were sold at lower margins.

         Operating expenses as a percentage of net sales increased to 12.5% for year ended January 31, 1997 from 12.1% for the prior year, as sales continue to increase without a corresponding increase in general and administrative expenses as well as the prior year having benefited from a reduction in pension expense.

         Interest expense remained the same consistent with outstanding borrowings.

         As a result of the foregoing, operating results increased to net income of $1,063,000 for the year ended January 31, 1997 from net income of $587,000 for the year ended January 31, 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

         Lakeland has historically met its cash requirements through funds generated from operations and borrowings under a revolving credit facility. On August 30, 1995, the Company entered into a new $8 million facility with its Bank. This facility matures on July 31, 1998. Interest charges under this credit facility are calculated on various optional formulas using the prime rate, LIBOR, banker's acceptances and letters of credit. The Company's January 31, 1997 balance sheet shows a strong current ratio and working capital position and management believes that its positive financial position, together with its credit agreement, will provide sufficient funds for operating purposes for the next twelve months.

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

 The following table sets forth the high and low trade prices, as reported by NASDAQ for the last two fiscal years:

                                    Fiscal 1997              Fiscal 1996
                                   High     Low              High   Low
                                   ----     ---              ----   ---
First Quarter                      4 1/4    3 1/8            6 1/8  4
Second Quarter                     4 5/8    2 3/4            5 7/8  3 3/4
Third Quarter                      4 1/16   3                4 7/8  3 1/4
Fourth Quarter                     3 1/2    2 3/4            4 3/8  2 7/8
First Quarter fiscal 1998          3 3/4    2 13/16
(through April 18, 1997)

         The Company has never declared or paid a cash dividend on its Common Stock, and the Company has no present intention of declaring or paying any cash dividends on its Common Stock in the foreseeable future.

         The Company's revolving credit facility provides for certain restrictions that, at January 31, 1997 prohibited the Company from paying any cash dividends.

         As of April 11, 1997, there were 129 holders of record of the Common Stock of the Company. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1 million shares are held in street name by Cede & Co. a large financial clearing house.

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
    Lakeland Industries, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Lakeland Industries, Inc. and Subsidiaries (the "Company") as of January 31, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.

We have also audited Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended January 31, 1997. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.


GRANT THORNTON LLP


Melville, New York
April 10, 1997

                           Lakeland Industries, Inc.
                                and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                                  January 31,



                                    ASSETS                          1997            1996
                                                                -----------     -----------
CURRENT ASSETS
    Cash and cash equivalents                                   $   504,940     $   364,640
    Accounts receivable, net of allowance for doubtful
       accounts of $150,000 and $263,000 at January 31,
       1997 and 1996, respectively                                5,893,594       4,979,975
    Inventories                                                   9,894,156      11,244,241
    Deferred income taxes                                           469,000         432,000
    Other current assets                                            176,901         490,776
                                                                -----------     -----------

         Total current assets                                    16,938,591      17,511,632


PROPERTY AND EQUIPMENT, NET                                         989,667       1,026,203


EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
    ACQUIRED, net of accumulated amortization of $198,000
    and $178,000 at January 31, 1997 and 1996, respectively         347,116         367,104


NOTE RECEIVABLE                                                     140,298         147,921


OTHER ASSETS                                                        157,444         209,872
                                                                -----------     -----------

                                                                $18,573,116     $19,262,732
                                                                ===========     ===========

The accompanying notes are an integral part of these statements.

                           Lakeland Industries, Inc.
                                and Subsidiaries

                    CONSOLIDATED BALANCE SHEETS (continued)

                                  January 31,

          LIABILITIES AND STOCKHOLDERS' EQUITY            1997             1996
                                                       -----------     -----------
CURRENT LIABILITIES
    Accounts payable                                   $ 2,534,999     $ 3,465,552
    Accrued expenses and other current liabilities         335,314         378,524
    Current portion of long-term liabilities                50,000          50,000
                                                       -----------     -----------

         Total current liabilities                       2,920,313       3,894,076

LONG-TERM LIABILITIES                                    5,745,789       6,491,938

DEFERRED INCOME TAXES                                       82,000         115,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par; 1,500,000 shares
       authorized;  none issued
    Common stock, $.01 par; 10,000,000 shares
       authorized; 2,550,000 shares issued
       and outstanding                                      25,500          25,500
    Additional paid-in capital                           5,981,226       5,981,226
    Retained earnings                                    3,818,288       2,754,992
                                                       -----------     -----------

                                                         9,825,014       8,761,718
                                                       -----------     -----------

                                                       $18,573,116     $19,262,732
                                                       ===========     ===========

The accompanying notes are an integral part of these statements.

                           Lakeland Industries, Inc.
                                and Subsidiaries
                       CONSOLIDATED STATEMENTS OF INCOME
                             AND RETAINED EARNINGS
                         Fiscal year ended January 31,

                                                    1997              1996              1995
                                                ------------      ------------      ------------
Net sales                                       $ 41,792,469      $ 40,188,916      $ 35,184,994
Cost of goods sold                                34,555,786        33,901,232        28,839,099
                                                ------------      ------------      ------------

       Gross profit                                7,236,683         6,287,684         6,345,895
                                                ------------      ------------      ------------

Operating expenses
    Selling and shipping                           2,569,702         2,691,193         2,288,602
    General and administrative                     2,625,866         2,163,621         2,315,611
    Research and development                          16,718            27,298            99,795
                                                ------------      ------------      ------------

       Total operating expenses                    5,212,286         4,882,112         4,704,008
                                                ------------      ------------      ------------

       Operating profit                            2,024,397         1,405,572         1,641,887
                                                ------------      ------------      ------------

Other (expense) income
    Interest expense                                (510,757)         (511,180)         (304,613)
    Interest income                                   27,293            19,938               632
    Other income                                      35,363            41,292           662,572
                                                ------------      ------------      ------------

                                                    (448,101)         (449,950)          358,591
                                                ------------      ------------      ------------

         Income before income taxes                1,576,296           955,622         2,000,478

Income tax expense                                  (513,000)         (369,000)         (579,000)
                                                ------------      ------------      ------------

       NET INCOME                                  1,063,296           586,622         1,421,478

Retained earnings at beginning of year             2,754,992         2,168,370           746,892
                                                ------------      ------------      ------------

Retained earnings at end of year                $  3,818,288      $  2,754,992      $  2,168,370
                                                ============      ============      ============


       Net income per common share              $        .41      $        .22      $        .54
                                                ============      ============      ============

Average number of common shares outstanding        2,607,498         2,637,394         2,640,518
                                                ============      ============      ============

The accompanying notes are an integral part of these statements.

                           Lakeland Industries, Inc.
                                and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         Fiscal year ended January 31,

                                                                       1997            1996             1995
                                                                   -----------      -----------      -----------
Cash flows from operating activities
    Net income                                                     $ 1,063,296      $   586,622      $ 1,421,478
    Adjustments to reconcile net income to net cash
       provided by (used in) operating activities
          Deferred income taxes                                        (70,000)           5,000         (212,000)
          Depreciation and amortization                                342,963          272,135          266,565
          Gain on sale of property                                      (4,530)
          (Increase) decrease in operating assets
             Accounts receivable                                      (913,620)        (571,104)        (353,872)
             Inventories                                             1,350,085       (2,385,943)      (2,157,905)
             Other current assets                                      314,415         (329,725)          92,270
             Other assets                                              (46,653)         130,550           (8,444)
          Increase (decrease) in operating liabilities
             Accounts payable                                         (930,553)         641,004          669,663
             Accrued expenses and other liabilities                        759            6,108          143,941
                                                                   -----------      -----------      -----------

         Net cash provided by (used in) operating activities         1,106,162       (1,645,353)        (138,304)
                                                                   -----------      -----------      -----------

Cash flows from investing activities
    Purchases of property and equipment - net                         (283,358)        (577,756)         (84,099)
    Payments on note receivable                                          7,082            6,015            2,048
    Proceeds from sale of property                                      10,414             --             33,063
                                                                   -----------      -----------      -----------

         Net cash used in investing activities                        (265,862)        (571,741)         (48,988)
                                                                   -----------      -----------      -----------

Cash flows from financing activities
    Net borrowings (reductions) under line of credit agreement        (700,000)       2,485,150          295,904
    Deferred financing costs                                              --            (23,335)            --
                                                                   -----------      -----------      -----------

         Net cash (used in) provided by financing activities          (700,000)       2,461,815          295,904
                                                                   -----------      -----------      -----------

         NET INCREASE IN CASH AND CASH
             EQUIVALENTS                                               140,300          244,721          108,612


Cash and cash equivalents at beginning of year                         364,640          119,919           11,307
                                                                   -----------      -----------      -----------

Cash and cash equivalents at end of year                           $   504,940      $   364,640      $   119,919
                                                                   ===========      ===========      ===========

The accompanying notes are an integral part of these statements.

                           Lakeland Industries, Inc.
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        January 31, 1997, 1996 and 1995


NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     1.  Business

         Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of disposable and reusable protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 1997, 1996 and 1995.

     2.  Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Fireland Industries, Inc., Lakeland Protective Wear, Inc. (a Canadian corporation) and Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

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

     5.  Excess of Cost Over the Fair Value of Net Assets Acquired

         The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over a 30-year period. On an ongoing basis, management reviews the valuation and amortization of goodwill to determine possible impairment by considering current operating results and comparing the carrying value to the anticipated undiscounted future cash flows of the related assets.

     6.  Income Taxes

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

                           Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                        January 31, 1997, 1996 and 1995


NOTE A (continued)

     7.  Income (Loss) Per Common Share

         Income per share is based on the weighted average number of common shares outstanding and common share equivalents.

     8.  Statement of Cash Flows

         The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost.

         Supplemental cash flow information for the fiscal years ended January 31 was as follows:

                                                  1997        1996        1995
                                                ---------   ---------   --------

             Interest paid                       $494,102    $431,555   $304,676
             Income taxes paid, net of refunds    325,242     618,853    665,488

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

     10. Foreign Currency Translation

         The monetary assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, while nonmonetary items are translated at historical rates. Revenues and expenses are generally translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

    11.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995



NOTE A (continued)

         during the reporting period. Actual results could differ from those estimates. The significant estimates include the allowance for doubtful accounts and inventory reserves. It is reasonably possible that events could occur during the upcoming year that could change such estimates.


NOTE B - NOTE RECEIVABLE

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


NOTE C - INVENTORIES

     Inventories consist of the following at January 31:

                                                                                  1997                1996
                                                                               -----------         -----------

        Raw materials                                                           $2,669,254        $  2,980,137
        Work-in-process                                                          3,124,141           3,225,272
        Finished goods                                                           4,100,761           5,038,832
                                                                                 ---------         -----------

                                                                                $9,894,156         $11,244,241


NOTE D - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at January 31:

                                                         Useful life
                                                          in years               1997                1996
                                                         -----------          -----------         -----------

        Machinery and equipment                              10                $2,409,648          $2,180,832
        Furniture and fixtures                             5 - 10                 157,722             148,814
        Leasehold improvements                           Lease term               185,587             147,374
                                                                               ----------          ----------

                                                                                2,752,957           2,477,020
        Less accumulated depreciation and amortization                          1,763,290           1,450,817
                                                                                ---------           ---------

                                                                              $   989,667          $1,026,203
                                                                               ==========           =========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995


NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Fair Value of Financial Instruments," requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. The Company's principal financial instrument consists of its three-year revolving credit facility with a bank. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rate approximates the current prevailing interest rate. Additionally, the Company's financial position has not substantially changed since the August 1995 inception of such credit facility.


NOTE F - LONG-TERM LIABILITIES

     Long-term liabilities consist of the following at January 31:

                                                        1997          1996
                                                     -----------   -----------

        Revolving credit facility                     $5,400,000    $6,100,000
        Pension liability (Note J)                       395,789       441,938
                                                      ----------    ----------

                                                       5,795,789     6,541,938
        Less current portion of pension liability         50,000        50,000
                                                     -----------   -----------

        Long-term liabilities                         $5,745,789    $6,491,938
                                                       =========     =========

     During August 1995, the Company entered into a $8,000,000, three-year secured revolving credit facility with a bank, replacing the two-year facility that was due to expire. Under this secured revolving credit facility, which expires on July 31, 1998, the Company may borrow up to a maximum of $8,000,000 based upon eligible accounts receivable and inventories, as defined in the Agreement. Borrowings under the revolving credit facility bear interest at a rate per annum equal to the prime commercial lending rate or LIBOR plus 200 points (7.44% at January 31, 1997). Such interest is payable at the end of the respective interest period, ranging from 30 to 180 days. A fee of 1/2% per annum is charged to the Company on the unused portion of such facility. The loan is collateralized by substantially all the assets of the Company. Deferred financing fees of $20,000 are being amortized on a straight-line basis over the three-year term of this facility. The revolving credit facility also contains restrictive covenants, measurable on a quarterly or annual basis, with respect to: tangible net worth, capital expenditures and certain financial ratios, as defined. The revolving credit agreement restricts the Company from declaring or paying any dividends. As of January 31, 1997, the Company was in compliance with all covenants related to this agreement.

     The maximum amounts borrowed under the revolving lines of credit during the fiscal years ended January 31, 1997 and 1996 were $7,000,000 and $7,120,000, respectively, and the average interest rate for each period then ended was 7.5% and 9.4%, respectively.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995


NOTE G - COMMITMENTS AND CONTINGENCIES

     1.  Employment Contracts

         The Company has employment contracts with three principal officers expiring through February 2000. Such contracts are automatically renewable for one- or two-year terms, unless 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate base remuneration of $515,000, $175,000 and $175,000 for the fiscal years ended January 31, 1998, 1999 and 2000, respectively.

     2.  Leases

         The Company leases the majority of its premises under various operating leases expiring through fiscal 2002. The lease for the principal manufacturing facility (located in Decatur, Alabama) is with a partnership whose partners are principal officers and stockholders of the Company. This lease expires on August 31, 1999 and requires annual payments of approximately $365,000 plus certain operating expenses. In addition, the Company has several operating leases for machinery and equipment. Total rental expense under all operating leases is summarized as follows:

                                                        Total        Rentals
                                        Gross         sublease       paid to
                                       rental          rental        related
                                       expense         income        parties
                                       -------       ---------       -------
           Year ended January 31,
              1997                     581,161       $  3,024       $392,160
              1996                     483,690         20,011        369,150
              1995                     340,171         13,169        249,300

         Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to office space and equipment rentals at January 31, 1997 are summarized as follows:

                         Year ending January 31,
                             1998                      $   622,795
                             1999                          594,151
                             2000                          383,885
                             2001                           76,576
                             2002                            8,062

                                                      ------------
                                                        $1,685,469
                                                      ============

         Certain leases require additional payments based upon increases in property taxes and other expenses.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995

NOTE G (continued)

     3.  Services Agreement

         In August 1993, the Company entered into a services agreement with an affiliated entity, principally owned by a principal officer and stockholder of the Company. Pursuant to the terms of such agreement, the affiliate provides professional and/or skilled labor to a division of the Company, as needed, at contractual rates of compensation. Such agreement is cancelable by either the Company or the affiliate upon thirty days' written notice. Costs incurred by the Company in connection with such agreement aggregated $426,000, $520,000 and $654,000 for the fiscal years ended January 31, 1997, 1996 and 1995, respectively.

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



NOTE H - STOCKHOLDERS' EQUITY AND STOCK OPTIONS

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995

NOTE H (continued)

     Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders). On February 15, 1989, the Board of Directors approved a restatement of the Incentive Plan to conform with certain changes required by the Tax Reform Act of 1986. The Board of Directors also restated the Incentive Plan to provide for stock appreciation rights and changed provisions of the plan relative to option holders' rights upon termination of employment with the Company and modified the language of the Incentive Plan in other sections such as "Eligibility" and "Terms and Conditions of Options." The restatement of the Incentive Plan was approved by the stockholders.

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25,

     "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share for the year ended January 31, 1996 would not be material in relation to the consolidated financial statements and the Company's net income and earnings per share for the year ended January 31, 1997 would be reduced to the pro forma amounts indicated below:

        Net income
            As reported                                          $1,063,296
            Pro forma                                               974,555
        Net income per common share
            As reported                                                $.41
            Pro forma                                                   .37

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 1997 and 1996, respectively: expected volatility of 57% and 43%; risk-free interest rates of 7% and 6%; and expected life of six years for both periods.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995


NOTE H (continued)

     Additional information with respect to the Company's plans for the fiscal years ended January 31, 1997, 1996 and 1995 is summarized as follows:


                                                                                          1997
                                                              -------------------------------------------------------------
                                                                  Directors' Plan                    Incentive Plan
                                                              --------------------------          -------------------------
                                                                               Weighted-                          Weighted-
                                                              Number            average           Number           average
                                                                of             exercise             of            exercise
                                                              Shares             price            shares            price
                                                              ------           ---------          ------          ---------

        Shares under option
           Outstanding at beginning of year                   18,000              $1.90          150,000            $2.13
           Granted                                             -                   -              34,000             3.50
           Expired                                             -                   -             (34,000)            2.50
                                                              ------                             -------

           Outstanding at end of year                         18,000               1.90          150,000             2.36
                                                              ======                             =======

        Options exercisable at year-end                       18,000               1.90          150,000             2.36

        Weighted-average remaining contractual
           life of options outstanding                        1 year                             4 years

        Weighted-average fair value per share
           of options granted during 1997                                          -                                 2.61

     The exercise prices of options outstanding at January 31, 1997 ranged from $1.37 to $4.25.

                                                                                          1996
                                                              -------------------------------------------------------------
                                                                  Directors' Plan                    Incentive Plan
                                                              --------------------------          -------------------------
                                                                               Weighted-                          Weighted-
                                                              Number            average           Number           average
                                                                of             exercise             of            exercise
                                                              Shares             price            shares            price
                                                              ------           ---------          ------          ---------

        Shares under option
           Outstanding at beginning of year                   17,000              $1.76          150,000            $2.13
           Granted                                             1,000               4.25             -
                                                              ------                             -------

           Outstanding at end of year                         18,000               1.90          150,000             2.13
                                                              ======                             =======


        Options exercisable at year-end                       18,000               1.90          150,000             2.13

        Weighted-average fair value per share
           of options granted during 1996                                          2.15                                -

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995



NOTE H (continued)


                                                                                          1995
                                                              -------------------------------------------------------------
                                                                  Directors' Plan                    Incentive Plan
                                                              --------------------------          -------------------------
                                                                               Weighted-                          Weighted-
                                                              Number            average           Number           average
                                                                of             exercise             of            exercise
                                                              Shares             price            shares            price
                                                              ------           ---------          ------          ---------

        Shares under option
           Outstanding at beginning of year                   15,000              $1.48           150,000           $2.13
           Granted                                             2,000               3.88             -
                                                              ------                              -------

           Outstanding at end of year                         17,000               1.76           150,000            2.13
                                                              ======                              =======

        Options exercisable at year-end                       17,000               1.76           150,000            2.13


NOTE I - INCOME TAXES

     The provision for income taxes is summarized as follows:


                                                                                      Year ended January 31,
                                                                         ------------------------------------------------
                                                                           1997                1996                1995
                                                                         --------            --------            --------

        Current
           Federal                                                       $603,000            $382,000           $ 584,000
           State                                                          (20,000)            (18,000)            207,000
                                                                         --------           ---------           ---------

                                                                          583,000             364,000             791,000

        Deferred                                                          (70,000)              5,000            (212,000)
                                                                         --------           ---------           ---------

                                                                         $513,000            $369,000           $ 579,000
                                                                         ========           =========           =========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995


NOTE I (continued)

     The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                                                     Year ended January 31,
                                                                        ----------------------------------------------
                                                                          1997                1996                1995
                                                                        ------              ------              ------

        Statutory rate                                                    34.0%               34.0%               34.0%
        State income taxes, net of Federal tax benefit                     (.4)                (.4)                4.6
        Nondeductible expenses                                              .8                 1.7                  .5
        Operating loss generating no current tax benefit                   1.8                 2.5
        Change in deferred assets/valuation allowance                     (4.4)                 .5               (10.0)
        Other                                                               .7                  .3                 (.2)
                                                                        ------              ------              ------


        Effective rate                                                    32.5%               38.6%               28.9%
                                                                        ======              ======              ======

     The tax effects of temporary differences which give rise to deferred tax assets at January 31, 1997 and 1996 are summarized as follows:

                                                                                                     January 31,
                                                                                             -----------------------------
                                                                                              1997                 1996
                                                                                             -------              -------
         Deferred tax assets
             Accounts receivable                                                           $  57,000             $100,000
             Inventories                                                                     302,500              271,300
             Vacation accrual                                                                 37,500               36,300
             Net operating loss carryforward - Canadian subsidiary                            53,000               24,400
             Accrued compensation                                                             19,000
                                                                                            --------

                Gross deferred tax assets                                                    469,000              432,000
                                                                                             -------              -------

         Deferred tax liabilities
             Depreciation                                                                     82,000              115,000
                                                                                            --------              -------

                Gross deferred tax liabilities                                                82,000              115,000
                                                                                             -------              -------

                Net deferred tax asset                                                      $387,000             $317,000
                                                                                             =======              =======

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995


NOTE I (continued)

     The net operating loss carryforwards applicable to the Company's Canadian subsidiary expire in fiscal 2002 through 2004.


     The Internal Revenue Service is currently auditing the Company's fiscal 1995 return. The State of Missouri is currently auditing the Company's 1993 to 1996 fiscal periods. The management of the Company does not expect that these examinations will have a material adverse impact on the consolidated financial statements.


 NOTE J - DEFINED BENEFIT PENSION PLAN

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

     The components of the net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                                                          1997                 1996               1995
                                                                        ---------            --------           ---------

        Normal cost                                                      $  1,613            $  1,613             $ 1,613
        Interest cost on projected benefit obligation                      62,259              60,611              56,692
        Actual return on assets                                           (92,226)            (40,653)             (4,322)
        Net amortization and deferral                                      71,026              25,159              (8,529)
                                                                          -------             -------              ------

        Net periodic pension cost                                        $ 42,672            $ 46,730             $45,454
                                                                          =======             =======              ======


     The following is a summary of the plan's funded status and amounts recognized in the Company's consolidated balance sheets at January 31:

                                                                                            1997                 1996
                                                                                         ----------           ----------

         Actuarial present value of benefit obligation
             Vested benefits                                                               $863,621             $842,701
                                                                                            -------              -------

         Projected benefit obligation                                                       863,621              842,701

         Plan assets at fair market value                                                   467,832              400,763
                                                                                            -------              -------

         Projected benefit obligation in excess of plan assets                              395,789              441,938

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1997, 1996 and 1995


NOTE J (continued)

                                                                                            1997                 1996
                                                                                         ----------           ----------

         Unrecognized gain (loss)                                                         $  16,945            $ (62,021)
         Unrecognized net obligation at transition amortized
             over a 15-year period                                                          (79,213)             (89,068)
         Required minimum liability (also included as a
             component of other assets)                                                      62,268              151,089
                                                                                           --------              -------

         Pension cost liability (included in long-term liabilities)                        $395,789             $441,938
                                                                                            =======              =======

     An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 1997, approximately 73% of the plan's assets were held in mutual funds invested primarily in equity securities, approximately 14% was invested in money market instruments and the remaining 13% was invested in equity securities and debt instruments.


NOTE K - MAJOR SUPPLIER

     The Company purchased approximately 74% of its raw materials from one supplier under licensing agreements. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources.

>

                              CORPORATE INFORMATION
                              ---------------------

Directors:

Raymond J. Smith, Chairman
Christopher J. Ryan
John J. Collins, Jr.
 Senior Vice President of Liberty Brokerage, Inc.
Eric O. Hallman
 Officer of Sylvan-Lawrence
Walter J. Raleigh
 Senior Advisor to CMI Industries, Inc.

Market Makers:

Troster Singer Corp.
Legg Mason Wood Walker Inc.
G.V.R. Company
Mayer & Schweitzer Inc.
Nash Weiss/Div of Shatkin Inv.
Herzog, Heine, Geduld, Inc.
Mercer Bokert Buckman & Reid
 Worldco L.L.C.
M.H. Meyerson & Co.
MPAC Capital Partners, L.P.
Wein Securities Corp.

Officers:

Raymond J. Smith, President
Christopher J. Ryan
 Executive Vice President of Finance and Secretary
James M. McCormick
 Vice President and Treasurer
Harvey Pride, Jr.
 Vice President, Manufacturing

Auditors:

Grant Thornton LLP
Suite 3S01
One Huntington Quadrangle
Melville, NY  11747-4464

Counsel:

Law Offices of Thomas J. Smith
14 Briarwood Lane
Suffern, NY 10901-3602

Transfer Agent:


Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016
NASDAQ symbol:  LAKE

Executive Offices:

711-2 Koehler Ave.
Ronkonkoma, NY  11779
(516) 981-9700

Subsidiaries:

Fireland Industries, Inc.
Lakeland Protective Wear, Inc.
(Canada)
Lakeland de Mexico S.A. de C.V.

         Exhibits to Lakeland Industries, Inc.'s 1997 Form 10-K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

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

[LOGO]

Corporate Headquarters
711-2 Koehler Avenue
Ronkonkoma, NY U.S.A.11779-7410
Tel: 516-981-9700
Fax: 516-981-9751
E-Mail: 74313.1743@compuserve.com
Internet: http://www.lakeland.com

Lakeland Limited-Use Clothing
Customer Service
800-645-9291
Tel: 205-350-3873
Fax: 205-350-0773

Chemical Protective Clothing Division
Customer Service
800-645-9291
Tel: 205-350-3873
Fax: 205-350-3011

Hand/Arm Protection Division
Customer Service
800-886-8010
Tel: 205-351-9126
Fax: 205-353-9463

Woven Clothing Division
Customer Service
800-933-0115
Tel: 219-929-5536
Fax: 219-929-5562

Fire Protective Clothing Division
Customer Service
800-345-7845
Tel: 205-350-3107
Fax: 205-350-3011

Lakeland Protective Wear Inc. Canada
5109 Harvestor Road
Unit B-14
Burlington, Ontario L7L5Y9
800-489-9131
Tel: 905-634-6400
Fax: 905-634-6611