Form 10-K, Exhibit 13
period 1998-01-31
LAKELAND INDUSTRIES INC
filed 1998-04-30
CIK 798081

Dear Fellow Shareholders:

      It is my pleasure to tell you that the fiscal year ended January 31, 1998, set new records for your company. Sales climbed to an all-time high of $47.3 million compared with $41.8 million in fiscal 1997. Net income increased to a record $1,600,000 from the prior year's net profit of $1,063,000. Stated on a diluted per share basis, earnings reached $0.61, which represented a gain of 49% over the $0.41 per share profit in fiscal 1997.

      Fiscal 1998 saw major progress regarding our ongoing plans to reduce production costs while simultaneously improving the quality of our products. Our new factory in Mexico, mentioned in last year's letter, is running at peak efficiency. Augmenting the Mexican production is a new manufacturing facility in China. The establishment of this factory further reduces the costs of several of our major sales items. Also, it enables us to compete more efficiently with foreign manufacturers both in the United States and Pacific Rim markets.

      "Very proud" would be the phrase of choice to best describe my feelings regarding the ISO 9002 certification of our Decatur, Alabama facility during fiscal 1998. The entire staff worked diligently as a team, and because of their cooperation and resolve, came through the exacting international certification process with flying colors.

      Another of this past year's significant accomplishments was the installation and implementation of a new computer software package to serve the entire corporation. It enables the company to maintain even better control over its financial and inventory areas, and has already confronted and complied with -- two years ahead of time -- those potential computer problems generally associated with the arrival of the year 2000.

      Lakeland's relationships with its prime vendors continue to be firm and cordial. The licensing program with DuPont involving our most popular products, Tyvek(R) and Tychem(R), has proven to be very successful. We have been advised by DuPont and other vendors that their preparation for the year 2000 is going well. They do not expect major changes.

      On the financial side, we concluded an agreement with a major financial institution allowing us to fund safely the growth we have enjoyed during fiscal 1998 and that which lies in your company's promising future.

      Importantly, we have enlarged our Internet web site to provide both potential customers and shareholders the ability to see what Lakeland has to offer by way of a full product line.

      The markets we are selling to currently are expanding as more manufacturers become aware of the savings they can realize by providing employees with appropriate safety clothing. Additionally, we are seeing a much larger interest in chemical- and biological-resistant clothing. This is due to the unfortunate threat of increased terrorist activities using chemical and biological agents throughout the world.

      I would like to extend my personal thanks to the Board of Directors for their valued advice and support of our efforts to steer Lakeland on a successful course. I would like to thank as well the members of our management staff, all of our employees worldwide, our vendors and our shareholders for their unflagging support. We expect next year to be another record breaker for your company.

Respectfully submitted,


/s/Raymond J. Smith
-------------------
Raymond J. Smith
President and Chief Executive Officer

SELECTED FINANCIAL DATA

                                                               (In thousands, except per share amounts)
                                                                     For the Years Ended January 31,
                                                1998            1997            1996            1995            1994
                                            -----------     -----------     -----------     -----------     -----------
INCOME STATEMENT DATA:
Net sales .............................     $    47,263     $    41,792     $    40,189     $    35,185     $    30,143
Gross profit ..........................           9,195           7,237           6,288           6,346           4,763
Operating expenses (1) ................           6,157           5,212           4,882           4,704           4,739
Operating profit ......................           3,038           2,024           1,406           1,642              24
Income (loss) before income
 taxes and cumulative effect of change
 in accounting principle (2) ..........           2,590           1,576             956           2,000            (137)
Income (loss)  before
 cumulative effect of change
 in accounting principle ..............           1,600           1,063             587           1,421            (278)
Cumulative effect of change in
 accounting principle (3) .............             241
Net income (loss) .....................           1,600           1,063             587           1,421             (37)
Earnings (loss) per share - Basic (4)
 Income (loss) before cumulative
 effect of change in accounting .......     $       .63     $       .42     $       .23     $       .56     $      (.11)
 Cumulative effect of change in
 accounting principle .................            --              --              --              --               .10
                                            -----------     -----------     -----------     -----------     -----------

Net income (loss) .....................     $       .63     $       .42     $       .23     $       .56     ($      .01)
Earnings (loss) per share - Diluted (4)
Income (loss) before cumulative
 effect of change in accounting .......             .61             .41             .22             .54           (0.11)
Cumulative effect of change in
 accounting principle .................            --              --              --              --              0.10
                                            -----------     -----------     -----------     -----------     -----------

Net Income (loss) .....................     $       .61     $       .41     $       .22     $       .54     ($      .01)
                                            ===========     ===========     ===========     ===========     ===========
Weighted average common
shares outstanding:
        Basic .........................       2,558,541       2,550,000       2,550,000       2,550,000       2,550,000
        Diluted .......................       2,627,425       2,609,700       2,635,506       2,641,000       2,550,000

BALANCE SHEET DATA (at end of year):
Working capital .......................     $    18,903     $    14,018     $    13,618     $     7,190     $     8,871
Total assets ..........................          25,812          18,573          19,263          15,562          13,103
Current liabilities ...................           5,007           2,920           3,894           6,813           2,464
L/T liabilities .......................           9,217           5,746           6,492             441           3,680
Stockholders' equity ..................     $    11,518     $     9,825     $     8,762     $     8,175     $     6,754

(1) Includes a write-off of $583,669 in Notes receivable due from one customer in 1994.
(2) Includes $625,000 gain recorded in 1995 relating to the favorable settlement of an outstanding litigation.
(3) Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires an asset and liability approach to accounting for income taxes. The cumulative effect as of February 1, 1993, of the adoption of SFAS No. 109, resulted in a fiscal 1994 benefit of $241,000.
(4) Earnings per share has been restated in accordance with SFAS No. 128, "Earnings Per Share".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Fiscal Year Ended  January 31,  1998  Compared to Fiscal Year Ended  January 31,
1997

      Net sales for the year ended January 31, 1998 increased $5,471,000 or 13.1% to $47,263,000 from $41,792,000 reported for the year ended January 31, 1997. Increased prices and unit shipments of various protective garment products are the principal reason for this upward movement in sales. This industry, however, continues to be highly competitive. Net sales increased 10.2% during the quarter ended January 31, 1998 as compared to the immediate preceding quarter, principally as the result of the Company's ability to maintain inventory levels to meet sales demand.

      Gross profit as a percentage of net sales increased to 19.5% for the year ended January 31, 1998 from 17.3% reported for the prior year, principally due to price increases instituted at the beginning of the fiscal year and market price stabilization during the course of the year. The prior year was negatively affected as a result of the competitive and economic climate of the protective clothing industry. Margins decreased to 16.5% during the quarter ended January 31, 1998 as compared to the immediate preceding quarter due to meeting competitive pricing situations and additionally some products imported for sale during the fourth quarter were sold at lower margins.

      Operating expenses as a percentage of net sales increased to 13% for year ended January 31, 1998 from 12.5% for the prior year, as sales continued to increase at a rate of 13% without a corresponding increase in selling and general and administrative expenses.

      Interest   expense   decreased   slightly   consistent  with   outstanding
borrowings.

      As a result of the foregoing, operating results increased to net income of $1,600,000 (up 50.5%) for the year ended January 31, 1998 from net income of $1,063,000 for the year ended January 31, 1997.

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

      Operating expenses as a percentage of net sales increased to 12.5% for year ended January 31, 1997 from 12.1% for the prior year, as sales continue to increase without a corresponding increase in selling and general and administrative expenses as well as the prior year having benefited from a reduction in pension expense.

      Interest expense remained the same consistent with outstanding borrowings.

      As a result of the foregoing, operating results increased to net income of $1,063,000 for the year ended January 31, 1997 from net income of $587,000 for the year ended January 31, 1996.

LIQUIDITY AND  CAPITAL RESOURCES

      Lakeland has historically met its cash requirements through funds generated from operations and borrowings under a revolving credit facility. On December 12, 1997, the Company entered into a new $10 million facility with a financial institution. This facility matures on November 30, 1999. Interest charges under this credit facility are calculated on various optional formulas using LIBOR or the 30 day commercial paper rates, as defined. The Company's January 31, 1998 balance sheet shows a strong current ratio and working capital position and management believes that its positive financial position, together with its new 2 year credit facility and proposed amendment to increase the facility by $3 million, will provide sufficient funds for operating purposes for the next twelve months.

         The Company has substantially completed its program to prepare computer systems and applications for the Year 2000. The Company expects to incur additional internal staff costs as well as consulting and other expenses related to enhancements necessary to complete the systems for the Year 2000. The Company is also communicating with customers and suppliers with whom it conducts business to help identify and resolve any potential Year 2000 issues. Management has not quantified the remaining Year 2000 compliance and related expenses to be incurred, however, management believes the remaining costs will not have a material affect on its financial position.

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

      The following table sets forth the high and low trade prices, as reported by NASDAQ for the last two fiscal years:


                                                     Fiscal 1998                           Fiscal 1997
                                             --------------------------             -------------------------
                                              High                Low                High                 Low
                                              ----                ---                ----                 ---
      First Quarter                           3 7/8             2 13/16             4 1/4                3 1/8
      Second Quarter                          5 9/16            3 15/32             4 5/8                2 3/4
      Third Quarter                           9                 4 3/4               4 1/16               3
      Fourth Quarter                         10                 6 3/4               3 1/2                2 3/4
      First Quarter fiscal 1998              10 1/2             7 3/4               3 3/4                2 13/16
      (through April 17, 1998)

      The Company has never declared or paid a cash dividend on its Common Stock, and the Company has no present intention of declaring or paying any cash dividends on its Common Stock in the foreseeable future.

      As of April 10, 1998, there were 135 holders of record of the Common Stock of the Company. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1 million shares are held in street name by Cede & Co. a large financial clearing house.

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
      Lakeland Industries, Inc. and Subsidiaries


We have  audited  the  accompanying  consolidated  balance  sheets  of  Lakeland
Industries,  Inc. and  Subsidiaries  (the  "Company") as of January 31, 1998 and
1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

We have also audited Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended January 31, 1998. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.




/s/GRANT THORNTON LLP
---------------------
GRANT THORNTON LLP


Melville, New York
April 15, 1998

                                  Lakeland Industries, Inc.
                                      and Subsidiaries

                                 CONSOLIDATED BALANCE SHEETS

                                         January 31,



                              ASSETS                                1998           1997
                                                                -----------     -----------
CURRENT ASSETS
    Cash and cash equivalents .............................     $   222,700     $   504,940
    Accounts receivable, net of allowance for doubtful
        accounts of $203,000 and $150,000 at January 31,
        1998 and 1997, respectively .......................       6,953,538       5,893,594
    Inventories ...........................................      15,858,052       9,894,156
    Deferred income taxes .................................         511,000         469,000
    Other current assets ..................................         364,697         176,901
                                                                -----------     -----------


        Total current assets ..............................      23,909,987      16,938,591


PROPERTY AND EQUIPMENT, net ...............................       1,392,346         989,667


EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
    ACQUIRED, net of accumulated amortization of $218,000
    and $198,000 at January 31, 1998 and 1997, respectively         327,120         347,116


OTHER ASSETS ..............................................         182,412         297,742
                                                                -----------     -----------


                                                                $25,811,865     $18,573,116
                                                                ===========     ===========

The accompanying notes are an integral part of these statements.

                              Lakeland Industries, Inc.
                                   and Subsidiaries

                        CONSOLIDATED BALANCE SHEETS (continued)

                                      January 31,



         LIABILITIES AND STOCKHOLDERS' EQUITY                 1998            1997
                                                          -----------     -----------
CURRENT LIABILITIES
    Accounts payable ................................     $ 4,294,241     $ 2,534,999
    Accrued compensation and benefits ...............         283,187         223,090
    Other accrued expenses ..........................         379,143         112,224
    Current portion of long-term liabilities ........          50,000          50,000
                                                          -----------     -----------

          Total current liabilities .................       5,006,571       2,920,313


LONG-TERM LIABILITIES ...............................       9,216,669       5,745,789


DEFERRED INCOME TAXES ...............................          71,000          82,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par; 1,500,000 shares
        authorized;  none issued
    Common  stock, $.01 par;  10,000,000     shares
        authorized; 2,610,472 and 2,550,000 shares issued
        and outstanding at January 31, 1998 and 1997,
        respectively ................................          26,105          25,500
    Additional paid-in capital ......................       6,073,358       5,981,226
    Retained earnings ...............................       5,418,162       3,818,288
                                                          -----------     -----------

                                                           11,517,625       9,825,014
                                                          -----------     -----------

                                                          $25,811,865     $18,573,116
                                                          ===========     ===========

The accompanying notes are an integral part of these statements.

                                    Lakeland Industries, Inc.
                                        and Subsidiaries

                                CONSOLIDATED STATEMENTS OF INCOME

                                  Fiscal year ended January 31,

                                                    1998             1997              1996
                                               ------------      ------------      ------------
Net sales ................................     $ 47,262,519      $ 41,792,469      $ 40,188,916
Cost of goods sold .......................       38,067,351        34,555,786        33,901,232
                                               ------------      ------------      ------------

          Gross profit ...................        9,195,168         7,236,683         6,287,684
                                               ------------      ------------      ------------
Operating expenses
    Selling and shipping .................        3,001,500         2,569,702         2,691,193
    General and administrative ...........        3,155,605         2,625,866         2,163,621
    Research and development .............             --              16,718            27,298
                                               ------------      ------------      ------------

          Total operating expenses .......        6,157,105         5,212,286         4,882,112
                                               ------------      ------------      ------------
          Operating profit ...............        3,038,063         2,024,397         1,405,572
                                               ------------      ------------      ------------
Other (expense) income
    Interest expense .....................         (497,739)         (510,757)         (511,180)
    Interest income ......................           35,371            27,293            19,938
    Other income .........................           14,179            35,363            41,292
                                               ------------      ------------      ------------

                                                   (448,189)         (448,101)         (449,950)
                                               ------------      ------------      ------------

          Income before income taxes .....        2,589,874         1,576,296           955,622

Income tax expense .......................         (990,000)         (513,000)         (369,000)
                                               ------------      ------------      ------------

          NET INCOME .....................        1,599,874         1,063,296           586,622

Net income per common share
    Basic ................................     $        .63      $        .42      $        .23
                                               ============      ============      ============
    Diluted ..............................     $        .61      $        .41      $        .22
                                               ============      ============      ============

Weighted average common shares outstanding
    Basic ................................        2,558,541         2,550,000         2,550,000
                                               ============      ============      ============
    Diluted ..............................        2,627,425         2,609,700         2,635,506
                                               ============      ============      ============

The accompanying notes are an integral part of these statements.

                                         Lakeland Industries, Inc.
                                             and Subsidiaries

                              CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                            Fiscal years ended January 31, 1998, 1997 and 1996


                                                              Additional
                                      Common stock              paid-in        Retained
                                 Shares         Amount         capital         earnings          Total
                                ---------     -----------     -----------     -----------     -----------
Balance, January 31, 1995       2,550,000     $    25,500     $ 5,981,226     $ 2,168,370     $ 8,175,096

Net income ..............                                                         586,622         586,622
                                ---------     -----------     -----------     -----------     -----------


Balance, January 31, 1996       2,550,000          25,500       5,981,226       2,754,992       8,761,718

Net income ..............                                                       1,063,296       1,063,296
                                ---------     -----------     -----------     -----------     -----------


Balance, January 31, 1997       2,550,000          25,500       5,981,226       3,818,288       9,825,014

Net income ..............                                                       1,599,874       1,599,874

Exercise of stock options          60,472             605          92,132                          92,737
                                ---------     -----------     -----------     -----------     -----------


Balance, January 31, 1998       2,610,472     $    26,105     $ 6,073,358     $ 5,418,162     $11,517,625
                                =========     ===========     ===========     ===========     ===========


The accompanying notes are an integral part of this statement.

                                          Lakeland Industries, Inc.
                                               and Subsidiaries
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        Fiscal year ended January 31,

                                                                     1998             1997              1996
                                                                -----------      -----------      -----------
Cash flows from operating activities
Net income ................................................     $ 1,599,874      $ 1,063,296      $   586,622
Adjustments to reconcile net income to net cash
(used in) provided by operating activities
Deferred income taxes .....................................         (53,000)         (70,000)           5,000
Depreciation and amortization .............................         435,849          342,963          272,135
Gain on sale of property ..................................             --            (4,530)            --
(Increase) decrease in operating assets
Accounts receivable .......................................      (1,059,944)        (913,620)        (571,104)
Inventories ...............................................      (5,963,896)       1,350,085       (2,385,943)
Other current assets ......................................         (54,602)         314,415
Other assets ..............................................          23,688          (46,653)         130,550
Increase (decrease) in operating liabilities
Accounts payable ..........................................       1,759,242         (930,553)         641,004
Accrued expenses and other liabilities ....................         355,463              759            6,108
                                                                -----------      -----------      -----------

Net cash (used in) provided by operating activities .......      (2,957,326)       1,106,162       (1,645,353)
                                                                -----------      -----------      -----------

Cash flows from investing activities
Purchases of property and equipment - net .................        (803,487)        (283,358)        (577,756)
Principal payments on note receivable .....................           7,104            7,082            6,015
Proceeds from sale of property ............................            --             10,414             --
                                                                -----------      -----------      -----------

Net cash used in investing activities .....................        (796,383)        (265,862)        (571,741)
                                                                -----------      -----------      -----------
Cash flows from financing activities
Net borrowings (reductions) under line of credit agreements       3,416,232         (700,000)       2,485,150
Proceeds from exercise of stock options ...................          92,737             --               --
Deferred financing costs ..................................         (37,500)            --            (23,335)
                                                                -----------      -----------      -----------

Net cash provided by (used in) financing activities .......       3,471,469         (700,000)       2,461,815
                                                                -----------      -----------      -----------
NET (DECREASE) INCREASE IN CASH AND
CASH EQUIVALENTS ..........................................        (282,240)         140,300          244,721

Cash and cash equivalents at beginning of year ............         504,940          364,640          119,919
                                                                -----------      -----------      -----------

Cash and cash equivalents at end of year ..................     $   222,700      $   504,940      $   364,640
                                                                ===========      ===========      ===========

The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 1998, 1997 and 1996

        NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

      1.   Business

           Lakeland  Industries,   Inc.  and  Subsidiaries  (the  "Company"),  a
           Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of disposable and reusable protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 1998, 1997 and 1996.

      2.   Principles of Consolidation

           The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Laidlaw, Adams & Peck, Inc., (formerly Fireland Industries, Inc.), Lakeland Protective Wear, Inc. (a Canadian corporation) and Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

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

      6.   Income Taxes

           Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996


NOTE A (continued)

      7.   Earnings Per Share

           In fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires public companies to present basic earnings per share and, if applicable, diluted earnings per share. In accordance with SFAS No. 128, all comparative periods have been restated as of January 31, 1998. Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share are based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the fiscal year.

      8.   Statement of Cash Flows

           The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost.

           Supplemental cash flow information for the fiscal years ended January 31 is as follows:

                                        1998           1997              1996
                                        ----           ----              ----

           Interest paid              $446,550        $494,102        $431,555

           Income taxes paid           825,648         325,242         618,853


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

      10.  Foreign Operations and Foreign Currency Translation

           The Company maintains manufacturing operations and uses independent contractors in Mexico and the People's Republic of China. It also maintains a sales and distribution entity located in Canada. The Company is vulnerable to currency risks in these countries.

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

                         January 31, 1998, 1997 and 1996

NOTE A (continued)

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

      12.   New Pronouncement Not Yet Adopted

           In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which is effective for the Company's fiscal year ending January 31, 1999. This statement standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in the benefit obligation and fair values of plan assets and eliminates certain disclosures that are no longer useful. Adoption of SFAS No. 132 is not expected to have a material effect on the Company's financial statements.

NOTE B - NOTE RECEIVABLE

           In October 1994, the Company sold its Ohio facility to an unrelated third party for $187,500 ($25,000 cash and a $162,500 mortgage note). The selling price of the property approximated the net book value at the time of sale. The mortgage note is payable in 47 consecutive monthly payments of $1,523, including principal and interest at an annual rate of 8%, until October 1998 when the entire unpaid balance of the indebtedness shall be due and payable. This note is secured by a mortgage on real estate located in the City of Newark, Licking County, Ohio. The unpaid balance was $140,251 and $147,355 at January 31, 1998 and 1997, respectively.

NOTE C - INVENTORIES

           Inventories consist of the following at January 31:

                                                  1998                   1997
                                              ------------           ----------
               Raw materials                  $  2,672,719           $2,669,254
               Work-in-process                   4,168,376            3,124,141
               Finished goods                    9,016,957            4,100,761
                                              ------------           ----------
                                              $ 15,858,052           $9,894,156
                                              ============           ==========

                            Lakeland Industries, Inc.
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

NOTE D - PROPERTY AND EQUIPMENT

           Property and equipment consist of the following at January 31:

                                                   Useful life
                                                    in years                1998                 1997
                                                   -----------           ----------           ----------
  Machinery and equipment                            3 - 10              $3,076,002           $2,409,648
                                                                         ----------           ----------
  Furniture and fixtures                             3 - 10                 223,190              157,722
  Leasehold improvements                           Lease term               257,252              185,587
                                                                         ----------           ----------

                                                                          3,556,444            2,752,957
  Less accumulated depreciation and amortization                          2,164,098            1,763,290
                                                                         ----------           ----------

                                                                         $1,392,346           $  989,667
                                                                         ==========           ==========

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

           The Company's principal financial instrument consists of its outstanding revolving credit facility. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rate approximates the current prevailing interest rate.

NOTE F - LONG-TERM LIABILITIES

           Long-term liabilities consist of the following at January 31:

                                                                1998                  1997
                                                             ----------           ----------
           Revolving credit facility                         $8,816,232           $5,400,000
           Pension liability (Note K)                           450,437              395,789
                                                             ----------           ----------
                                                              9,266,669            5,795,789
           Less current portion of pension liability             50,000               50,000
                                                             ----------           ----------

           Long-term liabilities                             $9,216,669           $5,745,789
                                                             ==========           ==========

           During December 1997, the Company entered into a new $10,000,000 secured revolving credit facility (the "facility") with a financial institution with an initial expiration date of November 30, 1999. Borrowings under the facility bear interest at a rate per annum equal to the one-month LIBOR or the 30-day commercial paper rate, as defined, plus 1.75%, with interest payable monthly. At January 31, 1998, interest on outstanding borrowings was based on the commercial paper rate option (7.2%). The facility is collateralized by substantially all the assets of the Company and guaranteed by certain of the Company's subsidiaries. The facility requires the Company to maintain a minimum tangible net worth, at all times.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

NOTE F (continued)

           During August 1995, the Company entered into an $8,000,000, three-year secured revolving credit facility with a bank. Under this secured revolving credit facility, which was replaced with the new facility in December 1997, the Company's maximum available borrowings were based upon eligible accounts receivable and inventories, as defined. Borrowings under the revolving credit facility incurred interest at a rate per annum equal to the prime commercial lending rate or LIBOR plus 200 points. A fee of 1/2% per annum was charged to the Company on the unused portion of such facility. The loan was collateralized by substantially all the assets of the Company.

           The maximum amounts borrowed under the revolving lines of credit during the fiscal years ended January 31, 1998 and 1997 were $10,000,000 and $7,000,000, respectively, and the average interest rate during each period was 7.5%.

NOTE G - COMMITMENTS AND CONTINGENCIES

      1.   Employment Contracts

           The Company has employment contracts with three principal officers expiring through January 2001. Such contracts are automatically renewable for one- or two-year terms, unless 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate base remuneration of $572,500, $572,500 and $397,500 for the fiscal years ended January 31, 1999, 2000 and 2001, respectively.

      2.   Leases

           The Company leases the majority of its premises under various operating leases expiring through fiscal 2003. The lease for the manufacturing facility (located in Decatur, Alabama) is with a partnership whose partners are principal officers and stockholders of the Company. This lease expires on August 31, 1999 and requires annual payments of approximately $365,000 plus certain operating expenses. The Company also leases two manufacturing facilities pursuant to month-to-month leases from an officer of the Company. Monthly payments are $3,100. In addition, the Company has several operating leases for machinery and equipment.

           In January 1998, the Company entered into a month-to-month lease for a manufacturing facility in the People's Republic of China. The lessor is a partnership of which the Company's directors, one officer and four employees hold partnership interests. This leasing arrangement requires monthly payments of $3,024.

           Total rental expense under all operating leases is summarized as follows:

                                                                       Total                 Rentals
                                                 Gross                sublease               paid to
                                                 rental                rental                related
                                                 expense               income                parties
                                                 -------               ------                -------
               Year ended January 31,
                   1998                         $621,162              $  9,704             $405,120
                   1997                          581,161                 3,024              392,160
                   1996                          483,690                20,011              369,150

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

NOTE G (continued)

           Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 1998 are summarized as follows:

               Year ending January 31,
                   1999                                      $  626,695
                   2000                                         411,815
                   2001                                         108,652
                   2002                                          35,902
                   2003                                          23,200
                                                             ----------
                                                             $1,206,264
                                                             ==========


           Certain leases require additional payments based upon increases in property taxes and other expenses.

      3.   Services Agreement

           Pursuant to the terms of a services agreement with an affiliated entity, principally owned by a principal officer and stockholder of the Company, the affiliate provides professional and/or skilled labor to a division of the Company, as needed, at contractual rates of compensation. Such agreement is cancelable by either the Company or the affiliate upon thirty days' written notice. Costs incurred by the Company in connection with such agreement aggregated $552,000, $426,000 and $520,000 for the fiscal years ended January 31, 1998, 1997 and 1996, respectively.

      4.   Litigation

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

NOTE H - STOCKHOLDERS' EQUITY AND STOCK OPTIONS

           The Nonemployee Directors' Option Plan (the "Directors' Plan") provides for an automatic one-time grant on options to purchase 5,000 shares of common stock to each nonemployee director elected or appointed to the Board of Directors. Under the Directors' Plan, 60,000 shares of common stock have been authorized for issuance. Options become exercisable commencing six months from the date of grant and expire six years from the date of grant. In addition, all nonemployee directors re-elected to the Company's Board of Directors at any annual meeting of the stockholders will be automatically granted additional options to

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

NOTE H (continued)

           purchase 1,000 shares of common stock on each of such dates. In April 1997, the Company extended the term on 5,000 expiring options for an additional six years.

           The Company's 1986 Incentive and Nonstatutory Stock Option Plan (the "Incentive Plan") provides for the granting of incentive stock options and nonstatutory options. The Incentive Plan provides for the grant of options to key employees and independent sales representatives to purchase up to 400,000 shares of the Company's common stock, upon terms and conditions determined by a committee of the Board of Directors which administers the plan. Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders).

           The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share for the year ended January 31, 1996 would not be material in relation to the consolidated financial statements and the Company's net income and earnings per share for the years ended January 31, 1998 and 1997 would be reduced to the pro forma amounts indicated below:

                                                           1998                  1997
                                                        ----------           ----------
               Net income per common share
                   As reported                          $1,599,874           $1,063,296
                   Pro forma                             1,584,144              974,555
               Basic earnings per common share
                   As reported                                $.63                 $.42
                   Pro forma                                   .62                  .38
               Diluted earnings per common share
                   As reported                                $.61                 $.41
                   Pro forma                                   .60                  .37

           The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 1998, 1997 and 1996, respectively: expected volatility of 52%, 57% and 43%; risk-free interest rates of 6.5%, 7% and 6%; and expected life of six years for all periods.

           Additional information with respect to the Company's plans for the fiscal years ended January 31, 1998, 1997 and 1996 is summarized as follows:

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

NOTE H (continued)

                                                                                  1998
                                                     -------------------------------------------------------------
                                                           Directors' Plan                    Incentive Plan
                                                     ---------------------------         -------------------------
                                                                       Weighted-                         Weighted-
                                                       Number           average           Number          average
                                                         of            exercise             of           exercise
                                                       shares            price            shares           price
                                                       ------            -----            ------           -----
           Shares under option
               Outstanding at beginning of year       18,000            $1.90             150,000         $2.36
               Granted                                 7,000             3.78                   -             -
               Exercised                             (10,000)            1.44             (50,472)         1.54
               Expired                                (5,000)            1.56                   -             -
                                                     -------                              -------

           Outstanding at end of year                 10,000             3.85              99,528          2.77
                                                     =======                              =======


           Options exercisable at year-end            10,000             3.85              99,528          2.77

           Weighted-average remaining contractual
             life of options outstanding              4.5 years                            3.5 years

           Weighted-average fair value per share
             of options granted during 1998                                2.25                                 -

                                                                                  1997
                                                     -------------------------------------------------------------
                                                           Directors' Plan                    Incentive Plan
                                                     ---------------------------         -------------------------
                                                                       Weighted-                         Weighted-
                                                       Number           average           Number          average
                                                         of            exercise             of           exercise
                                                       shares            price            shares           price
                                                       ------            -----            ------           -----
           Shares under option
               Outstanding at beginning of year       18,000            $1.90             150,000         $2.13
               Granted                                     -                -              34,000          3.50
               Expired                                     -                -             (34,000)         2.50

               Outstanding at end of year             18,000             1.90             150,000          2.36

                                                     -------                              -------
           Options exercisable at year-end            18,000             1.90             150,000          2.36
                                                     =======                              =======

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

NOTE H (continued)

                                                                                  1996
                                                     -------------------------------------------------------------
                                                           Directors' Plan                    Incentive Plan
                                                     ---------------------------         -------------------------
                                                                       Weighted-                         Weighted-
                                                       Number           average           Number          average
                                                         of            exercise             of           exercise
                                                       shares            price            shares           price
                                                       ------            -----            ------           -----
               Shares under option
                   Outstanding at beginning of year   17,000            $1.76             150,000            $2.13
                   Granted                             1,000             4.25                   -
                                                      ------            -----             -------            -----

                   Outstanding at end of year         18,000             1.90             150,000             2.13
                                                      ======             ====             =======            =====


               Options exercisable at year-end        18,000             1.90             150,000             2.13


               Weighted-average fair value per share
                 of options granted during 1996                          2.15                                    -

           Summarized information about stock options outstanding under the two plans at January 31, 1998 is as follows:

                                        Options outstanding and exercisable
                                 -----------------------------------------------
                                                     Weighted-
                                   Number             average
                                 outstanding         remaining         Weighted-
                                     at             contractual         average
              Range of             January            life in          exercise
           exercise prices        31, 1998             years             price
           ---------------        --------             -----             -----
         $2.25 - $3.38             70,528              1.00             $2.45
          3.39 -  5.12             39,000              7.50              3.62
                                  -------              ----             -----

         $2.25 - $5.12            109,528              3.58             $2.88

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996


NOTE I - EARNINGS PER COMMON SHARE

           The following table sets forth the computation of basic and diluted earnings per share at January 31:

                                                                      1998               1997              1996
                                                                   ----------         ----------       -----------
           Numerator
               Net income                                          $1,599,874         $1,063,296       $   586,622
                                                                   ==========         ==========       ===========
           Denominator
               Denominator for basic earnings per share
                  (weighted-average shares)                         2,558,541          2,550,000         2,550,000
               Effect of dilutive securities:
                  Stock options                                        68,884             59,700            85,506
                                                                   ----------         ----------        ----------
               Denominator for diluted earnings per share
                  (adjusted weighted-average shares) and
                  assumed conversions                               2,627,425          2,609,700         2,635,506
                                                                   ==========         ==========       ===========

           Basic earnings per share                                $      .63         $      .42        $      .23
                                                                   ==========         ==========       ===========
           Diluted earnings per share                              $      .61         $      .41        $      .22
                                                                   ==========         ==========       ===========

NOTE J - INCOME TAXES

           The provision for income taxes is summarized as follows:

                                                 Year ended January 31,
                                   -------------------------------------------------
                                       1998                1997               1996
                                   -----------           --------           --------
               Current
                   Federal         $   938,000           $603,000           $382,000
                   State               105,000            (20,000)           (18,000)
                                   -----------           --------           --------

                                     1,043,000            583,000            364,000

               Deferred                (53,000)           (70,000)             5,000
                                   -----------           --------           --------

                                   $   990,000           $513,000           $369,000
                                   ===========           ========           ========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996

           The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                                                 Year ended January 31,
                                                                     ---------------------------------------------
                                                                      1998                1997               1996
                                                                      ----                ----               ----

               Statutory rate                                        34.0%               34.0%               34.0%
               State income taxes, net of Federal tax benefit         2.7                 (.4)                (.4)
               Nondeductible expenses                                  .5                  .8                 1.7
               Operating losses generating no current tax benefit     2.5                 1.8                 2.5
               Change in deferred assets                             (2.0)               (4.4)                 .5
               Other                                                   .5                  .7                  .3
                                                                     ----                ----                ----

               Effective rate                                        38.2%               32.5%               38.6%
                                                                     ====                ====                ====

           The tax effects of temporary differences which give rise to deferred tax assets at January 31, 1998 and 1997 are summarized as follows:
           January 31,

                                                                       1998         1997
                                                                    --------     --------
         Deferred tax assets
           Inventories .........................................     $284,000     $302,500
           Net operating loss carryforward - Canadian subsidiary      100,500       53,000
           Accounts receivable .................................       75,000       57,000
           Accrued compensation and other ......................       51,500       56,500
                                                                     --------     --------

             Gross deferred tax assets .........................      511,000      469,000
                                                                     --------     --------
         Deferred tax liabilities
           Depreciation ........................................       71,000       82,000
                                                                     --------     --------

             Gross deferred tax liabilities ....................       71,000       82,000
                                                                     --------     --------

           Net deferred tax asset ..............................     $440,000     $387,000
                                                                     ========     ========

           Net operating loss carryforwards of $287,000 applicable to the Canadian subsidiary expire in fiscal 2003 through 2005.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996


NOTE K - BENEFIT PLANS

           Defined Benefit Plan

           A former subsidiary of the Company has a defined benefit pension plan which the Company assumed in connection with an acquisition made in fiscal 1987. This plan covers substantially all of the former subsidiary's employees. Benefits pursuant to this plan were frozen as of January 1, 1986.

           The benefits earned were based on years of service and the employee's final average annual salary which was based on the highest five consecutive of the last ten years of employment prior to January 1, 1986. The Company's funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary.

           The components of the net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                                                      1998               1997               1996
                                                                   ---------          ---------          ---------
           Normal cost                                             $   1,613          $   1,613          $   1,613
           Interest cost on projected benefit obligation              63,772             62,259             60,611
           Actual return on assets                                   (16,168)           (92,226)           (40,653)
           Net amortization and deferral                             (10,771)            71,026             25,159
                                                                   ---------          ---------          ---------

           Net periodic pension cost                                $ 38,446           $ 42,672           $ 46,730
                                                                    ========           ========           ========

           The following is a summary of the plan's funded status and amounts recognized in the Company's consolidated balance sheets at January 31:

                                                                  1998           1997
                                                               ---------      ---------
Actuarial present value of benefit obligations
  Vested benefits                                              $ 917,791      $ 863,621
                                                               ---------      ---------

Projected benefit obligation                                     917,791        863,621

Plan assets at fair market value                                 467,354        467,832
                                                               ---------      ---------

Projected benefit obligation in excess of plan assets            450,437        395,789

Unrecognized (loss) gain                                         (19,112)        16,945
Unrecognized net obligation at transition amortized
  over a 15-year period                                          (69,358)       (79,213)
Required minimum liability (also included as a
  component of other assets)                                      88,470         62,268
                                                               ---------      ---------

Pension cost liability (included in long-term liabilities)     $ 450,437      $ 395,789
                                                               =========      =========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1998, 1997 and 1996


NOTE K (continued)


           An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 1998, approximately 73% of the plan's assets were held in mutual funds invested primarily in equity securities, approximately 15% was invested in money market instruments and the remaining 12% was invested in equity securities and debt instruments.

           Defined Contribution Plan

           Pursuant to the terms of the Company's 401(k) plan, substantially all employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 18% of the employee's compensation. The Company made discretionary contributions of $18,950 in fiscal 1998.

NOTE L - MAJOR SUPPLIER

           The Company purchased approximately 74% of its raw materials from one supplier under licensing agreements. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources.

CORPORATE INFORMATION
--------------------------------------------------------------------------------

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
(516) 981-9700


Subsidiaries:

Lakeland Protective Wear, Inc.
(Canada)
Lakeland de Mexico S.A. de C.V.
Laidlaw, Adams & Peck, Inc.


      Exhibits to Lakeland Industries, Inc.'s 1998 Form 10 - K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

      DextraGard TM, Forcefield TM, Interceptor TM, Checkmate TM, Heatex TM, Pyrolon TM, Sterling Heights TM, Fyrepel TM, Highland TM, Chemland TM and Uniland TM are trademarks of Lakeland Industries, Inc. Tyvek TM, Viton TM, Barricade TM, Nomex TM, Kevlar TM, Delrin TM, TyChem TM and Teflon TM are registered trademarks of E.I.DuPont de Nemours and Company. Saranex TM is a registered trademark of Dow Chemical. Spectra TM is a registered trademark of Allied Signal, Inc.