Form 10-K, Exhibit 13
period 1999-01-31
LAKELAND INDUSTRIES INC
filed 1999-04-28
CIK 798081

SELECTED FINANCIAL DATA

                                                        (In thousands, except per share amounts)
                                                        For the Years Ended January 31,

                                                         1999             1998          1997           1996           1995
                                                         ----             ----          ----           ----           ----
     INCOME STATEMENT DATA:
     Net sales                                         $54,655          $47,263       $41,792        $40,189        $35,185
     Gross profit                                       10,374            9,195         7,237          6,288          6,346
     Operating expenses                                  6,451            6,157         5,212          4,882          4,704
     Operating profit                                    3,923            3,038         2,024          1,406          1,642
     Income before income taxes (1)                      3,222            2,590         1,576            956          2,000
     Net income                                          2,080            1,600         1,063            587          1,421

     Earnings per share - Basic (2)                       $.79            $.63           $.42           $.23          $.56
                                                          ====            ====           ====           ====          ====
     Earnings per share - Diluted (2)                     $.77            $.61           $.41           $.22          $.54
                                                          ====            ====           ====           ====          ====

 Weighted average common shares outstanding:
          Basic                                      2,642,170        2,558,541     2,550,000       2,550,000     2,550,000
          Diluted                                    2,690,920        2,627,425     2,609,700       2,635,506     2,641,000


     BALANCE SHEET DATA (at end of year):
     Working capital                                   $12,403          $18,903       $14,018         $13,618        $7,190
     Total assets                                       27,160           25,812        18,573          19,263        15,562
     Current liabilities                                12,915            5,007         2,920           3,894         6,813
     Long-term liabilities                                 465            9,217         5,746           6,492           441
     Stockholders' equity                              $13,725          $11,518        $9,825          $8,762        $8,175

(1) Includes $625,000 gain recorded in 1995 relating to the favorable settlement of an outstanding litigation.

(2) Earnings per share has been restated in accordance with SFAS No. 128, "Earnings Per Share".

                              CAUTIONARY STATEMENTS

        This report includes "forward-looking  statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements other than statements of historical fact included in this report, including, without limitation, the statements under the headings "Business," "Properties," "Market for Registrant's Common Stock and Related Stockholder Matters," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position and liquidity, the Company's strategic alternatives, future capital needs, development and capital expenditures (including the amount and nature thereof), future net revenues, business strategies, and other plans and objectives of management of the Company for future operations and activities.

        Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, and factors in the Company's other filings with the Securities and Exchange Commission (the
"Commission"), general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Readers are cautioned that these statements are not guarantees of future performance, and that actual results or developments may differ materially from those projected in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, that could cause actual results to differ materially from historical results or those currently anticipated.

General

        For the years ending January 31, 1997, 1998 and 1999 earnings increased 81.3%, 50.5% and 30% respectively, and net sales increased 4%, 13.1% and 15.6% respectively. Management attributes these gains in earnings to its increasing revenues and cost efficiencies at all levels of the Company. In addition to this, stockholders' equity increased 19.2% over fiscal 1998 while, return on beginning stockholders' equity was 18% over fiscal 1998.

Overview

        The Company derives the majority of its revenues from the sale of its Tyvek disposable limited/use garments and secondarily from the sales of its cut and heat resistant gloves, woven reusable garments, heat and fire protective clothing, and chemical suits all to safety and mill supply distributors. The Company generally recognizes revenues when it ships its product to its distributors. Cost of goods sold includes all direct costs to manufacture the finished product, plus related costs associated with inland or ocean freight on incoming raw materials, customs duty and warehousing, and manufacturing overhead expenses. Selling expenses include all salaries for sales and marketing staffs together with other related expenses such as sales commissions, travel costs, trade shows, advertising and delivery expenses. General and administrative expenses include salaries for executives and administrative and MIS staff, together with related expenses such as travel costs, non-manufacturing facilities costs and consulting and professional fees.

Result of Operations

        The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                             Years Ended January 31,
                                                             1999           1998          1997
                                                             ----           ----          ----
     Revenues                                                100.0%        100.0%          100.0%
     Cost of Goods Sold                                       81.0          80.4            82.7
     Selling, general and administrative expenses             11.8          13.0            12.5
     Depreciation and amortization expense                     1.0            .9              .8
     Operating profit                                          7.2           6.4             4.8
     Interest expense, net                                     1.3           1.0             1.2
     Income tax expense                                        2.1           2.1             1.2
       Net income                                              3.8           3.4             2.5
     EBITDA margin (1)                                         8.2           7.4             5.7

------------------
     (1) EBITDA (earnings before interest, taxes, depreciation and amortization) margin represents EBITDA expressed as a percentage of revenues.

Fiscal Year Ended  January 31,  1999  Compared to Fiscal Year Ended  January 31,
1998.
     Net Sales. Net sales for the year ended January 31, 1999 increased $7,392,000 or 15.6% to $54,655,000 from $47,263,000 for the year ended January
31, 1998. The increase in sales was principally attributable to the Company's ability to increase its production capacity and maintain higher inventory levels and the institution of a price increase on its Tyvek(TM) lines on March 1, 1998.
     Gross Profit. Gross profit for the year ended January 31, 1999 increased by $1,179,000, or 12.8% to $10,374,000, or 19% of net sales, from $9,195,000, or
19.5% of net sales, for the year ended January 31, 1998. Gross profit was consistent between years as a result of global manufacturing efficiencies which were offset by certain expense reclassifications.
     Operating Expenses. Operating expenses for the year ended January 31, 1999 increased by $294,000 or 4.8%, to $6,451,000, or 11.8% of net sales, from $6,157,000, or 13% of net sales, for the year ended January 31, 1998. Operating expenses as a percentage of net sales decreased to 11.8%, from 13% as a result of increased sales volume and the reclassification of certain expenses described above. The increase in operating expenses was mainly attributable to greater payroll expenses, increased sales commissions and increased freight out.
     Interest Expense. Interest expense for the year ended January 31, 1999 increased by $275,975, or 55.4% to $773,714 from $497,739 for the year ended January 31, 1998. The increase in interest expense was mainly due to higher interest costs reflecting an increase in average borrowings under the Company's credit facility.
     Income Tax Expense. The effective tax rate of 35.4% deviates from the Federal statutory rate of 34%, mainly attributable to state income taxes.
     Net Income. As a result of the foregoing, net income for the year ended January 31, 1999 increased by $480,000 or 30%, to net income of $2,080,000 from net income of $1,600,000 for the year ended January 31, 1998.

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

     Gross profit as a percentage of net sales increased to 19.5% for the year ended January 31, 1998 from 17.3% reported for the prior year, principally due to price increases instituted at the beginning of the fiscal year and market price stabilization during the course of the year. The prior year was negatively affected as a result of the competitive and economic climate of the protective clothing industry. Margins decreased to 16.5% during the quarter ended January 31, 1998 as compared to the immediate preceding quarter due to meeting competitive pricing situations and additionally some products imported for sale during the fourth quarter were sold at lower margins.
     Operating expenses as a percentage of net sales increased to 13% for the year ended January 31, 1998 from 12.5% for the prior year, as sales continued to increase at a rate of 13% without a corresponding increase in selling and general and administrative expenses.
     Interest expense decreased slightly consistent with outstanding borrowings. As a result of the foregoing, operating results increased to net income of
$1,600,000 (up 50.5%) for the year ended January 31, 1998 from net income of $1,063,000 for the year ended January 31, 1997.

LIQUIDITY AND  CAPITAL RESOURCES
      Liquidity and Capital Resources. The Company's working capital is equal to $12,403,000 at January 31, 1999. The Company's primary sources of funds for conducting its business activities have been from cash flow provided by operations and borrowings under its revolving credit facility. The Company requires liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with sales growth and, to a lesser extent, for capital expenditures.
         Net cash used in operating activities was $509,000 for the year ended January 31, 1999 and was due primarily to the decrease in accounts payable of $2,839,000, mainly offset by net income from operations of $2,080,000.
     Net cash provided by financing activities of $1,971,000 was primarily attributable to net borrowings of $1,912,000 during the year in connection with its revolving credit faciltiy.
     The long-term revolving credit facility permits the Company to borrow up to a maximum of $16 million. The agreement expires on November 30, 1999 and has therefore been classified as a short-term liability in the accompanying balance sheet at January 31, 1999. Borrowings under the revolving credit facility amounted to approximately $10,728,000 million at January 31, 1999. Management has commenced renewal negotiations with respect to this facility.
     The Company believes that cash flow from operations and the revolving credit facility (upon renewal) will be sufficient to meet its currently anticipated operating, capital expenditures and debt service requirements for at least the next 12 months.

Foreign Currency Activity
     The Company's foreign exchange exposure is principally limited to the relationship of the U.S. Dollar to the Canadian Dollar.

Year 2000 Compliance
     The Year 2000 issue is the result of computer programs which were written using two digits rather than four to define the applicable year. For example, date-sensitive software may recognize a date using "00" as the Year 1900, rather than the Year 2000. Such misrecognition could result in system failures or miscalculations causing disruptions of operations, including among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.
     The Company has established a committee to develop a comprehensive Year 2000 plan with the goal of completing updates to key systems by June 1, 1999. The Company has assessed the scope of the Company's risk related to problems its computer systems may have in processing date information related to the Year 2000 and believes such risks are not significant.
     The Company has identified all of its significant internal software applications which contain source codes that may be unable to appropriately interpret the Year 2000 and has already modified or replaced those applications. The

Company has determined that its accounting system and employee network systems are Year 2000 compliant.

     In addition, the Company has inquired of its major suppliers about their progress in identifying and addressing problems related to the Year 2000. Certain of the Company's major suppliers have informed the Company that such suppliers do not anticipate problems in their business operations due to Year 2000 compliance issues. The Company is currently unable to determine the extent to which Year 2000 issues will affect its other suppliers, or to the extent to which it would be vulnerable to the suppliers' failure to remediate any of their Year 2000 problems. Although no assurance can be given that all of the Company's major suppliers' systems will be Year 2000 compliant, the Company believes that the risk is not significant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
     The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company seeks to limit, to the extent possible its non-U.S. dollar denominated purchases and sales. Foreign exchange risk occurs principally only with regard to Canadian subsidiary sales.

Foreign Exchange Risk Management
     As a multinational corporation, the Company is exposed to changes in foreign exchange rates. As the Company's non-denominated U.S. dollar international sales grow, exposure to volatility in exchange rates could have an adverse impact on the Company's financial results. The Company's risk from exchange rate changes is presently related to non- dollar denominated sales in Canada.

Interest Rate Risk
     The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based upon LIBOR or 30 day commercial paper interest rates. At January 31, 1999, $10,727,863 was outstanding under the credit facility. Changes in the above described interest rates during fiscal 2000 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in one or both of the above rates will increase or decrease interest expense for the Company by approximately $107,000. In addition, the Company had $91,400 USD on deposit in a Chinese financial institution earning interest at the rate of 4.3% and a $854,454 Money Market account in a Canadian financial institution earning interest at the rate of 4.7%. Each 1% fluctuation in interest rates earned will increase or decrease interest income on these deposits by approximately $9,000.

                    MARKET FOR THE REGISTRANT'S COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS

     The Common Stock is listed on the Nasdaq National Market under the symbol "LAKE". The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market. The Company has a January 31, fiscal year end.

                                                                                        Price Range
                                                                                        of Common Stock
                                                                                        ---------------
                                                                                        High         Low
         Fiscal 1998
         First Quarter ended April 30, 1997.............................................$37/8        $2 13/16
         Second Quarter ended July 31, 1997.............................................5 9/16       3 15/32
         Third Quarter ended October 31, 1997...........................................9            4 3/4
         Fourth Quarter ended January 31, 1998..........................................10           6 3/4

                                                                                        Price Range
                                                                                        of Common Stock
                                                                                        ---------------
                                                                                        High         Low
         Fiscal 1999
         First Quarter ended April 30, 1998.............................................$10 1/2      $7 3/4
         Second Quarter ended July 31, 1998.............................................113/8        9
         Third Quarter ended Oct. 31, 1998..............................................97/8         57/8
         Fourth Quarter ended January 31, 1999..........................................8            57/8
         First Quarter fiscal 2000 (through April 19, 1999).............................6 3/4        4

         As of April 15, 1999, there were approximately 114 record holders of shares of Common Stock. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1.0 million shares are held in "street" name by Cede & Co., a large financial clearing house.
         The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future. The Company currently intends to retain any future earnings, for the operation and expansion of its business. The payment and rate of future dividends, if any, are subject to the discretion of the Board of Directors of the Company and will depend upon the Company's earnings, financial condition, capital requirements, contractual restrictions under its agreement with its institutional lender and other factors.

CORPORATE INFORMATION

Directors:

Raymond J. Smith, Chairman
Christopher J. Ryan
John J. Collins, Jr.
Eric O. Hallman
Walter J. Raleigh
 .

Market Makers:
Neuberger & Berman
Herzog, Heine, Geduld, Inc.
Donald & Co.
Knight Securities
INCA
USLD
ISLD
STRK

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
(516) 981-9700

Subsidiaries:
Lakeland Protective Wear, Inc.
Lakeland de Mexico S.A. de C.V.
Laidlaw, Adams & Peck, Inc.
Weifang Lakeland Safety Products,
Co. Ltd.


         Exhibits to Lakeland Industries, Inc.'s fiscal 1999 Form 10 - K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.
         Thermbar(TM), Kut Buster(TM), Grapolator Mock Twist (TM), Safeguard "76"(TM), Zone Guard(TM), RyTex(TM), TomTex(TM), DextraGard (TM), Forcefield
(TM), Interceptor (TM), Checkmate (TM), Heatex (TM), Pyrolon (TM), Sterling Heights (TM), Fyrepel (TM), Highland (TM), Chemland (TM) and Uniland (TM) are trademarks of Lakeland Industries, Inc. Tyvek (TM), Viton (TM), Barricade (TM), Nomex (TM), Kevlar (TM), Delrin (TM), TyChem (TM) and Teflon (TM) are registered trademarks of E.I.DuPont de Nemours and Company. Saranex (TM) is a registered trademark of Dow Chemical. Spectra (TM) is a registered trademark of Allied Signal, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
    Lakeland Industries, Inc. and Subsidiaries

We have  audited  the  accompanying  consolidated  balance  sheets  of  Lakeland
Industries,  Inc. and  Subsidiaries  (the  "Company") as of January 31, 1999 and
1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

We have also audited Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended January 31, 1999. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.


/s/ GRANT THORNTON LLP
----------------------
GRANT THORNTON LLP


Melville, New York
April 7, 1999

                            Lakeland Industries, Inc.
                                and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                   January 31,

                                     ASSETS
                                                                                              1999                  1998
                                                                                          ------------          ------------
CURRENT ASSETS
    Cash and cash equivalents                                                             $  1,436,083         $     222,700
    Accounts receivable, net of allowance for doubtful
       accounts of $200,000 and $203,000 at January 31,
       1999 and 1998, respectively                                                           6,743,341             6,953,538
    Inventories                                                                             16,110,910            15,858,052
    Deferred income taxes                                                                      567,000               511,000
    Other current assets                                                                       461,231               364,697
                                                                                          ------------          ------------

         Total current assets                                                               25,318,565            23,909,987

PROPERTY AND EQUIPMENT, NET                                                                  1,326,261             1,392,346

EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
    ACQUIRED, net of accumulated amortization of $236,000
    and $218,000 at January 31, 1999 and 1998, respectively                                    308,798               327,120

OTHER ASSETS                                                                                   206,847               182,412
                                                                                          ------------          ------------

                                                                                          $ 27,160,471          $ 25,811,865
                                                                                          ============          ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                                              1999                  1998
                                                                                          ------------          ------------
CURRENT LIABILITIES
    Accounts payable                                                                      $  1,455,190          $  4,294,241
    Accrued compensation and benefits                                                          429,874               283,187
    Other accrued expenses                                                                     252,274               379,143
    Current portion of long-term liabilities                                                10,777,863                50,000
                                                                                          ------------          ------------

         Total current liabilities                                                          12,915,201             5,006,571

LONG-TERM LIABILITIES                                                                          464,762             9,216,669

DEFERRED INCOME TAXES                                                                           56,000                71,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par; 1,500,000 shares
       authorized;  none issued
    Common  stock,  $.01  par;  10,000,000  shares  authorized;   2,660,500  and
       2,610,472 shares issued and outstanding at January 31, 1999 and 1998,
       respectively                                                                             26,605                26,105
    Additional paid-in capital                                                               6,199,656             6,073,358
    Retained earnings                                                                        7,498,247             5,418,162
                                                                                          ------------          ------------

                                                                                            13,724,508            11,517,625
                                                                                          ------------          ------------

                                                                                          $ 27,160,471          $ 25,811,865
                                                                                          ============          ============
The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries
                        CONSOLIDATED STATEMENTS OF INCOME
                          Fiscal year ended January 31,

                                                   1999              1998              1997
                                               ------------      ------------     -------------
Net sales                                      $ 54,655,135      $ 47,262,519      $ 41,792,469
Cost of goods sold                               44,281,126        38,067,351        34,555,786
                                               ------------      ------------      ------------

       Gross profit                              10,374,009         9,195,168         7,236,683
                                               ------------      ------------      ------------

Operating expenses
    Selling and shipping                          3,334,609         3,001,500         2,569,702
    General and administrative                    3,116,745         3,155,605         2,642,584
                                               ------------      ------------      ------------

       Total operating expenses                   6,451,354         6,157,105         5,212,286
                                               ------------      ------------      ------------

       Operating profit                           3,922,655         3,038,063         2,024,397
                                               ------------      ------------      ------------

Other (expense) income
    Interest expense                               (773,714)         (497,739)         (510,757)
    Interest income                                  46,176            35,371            27,293
    Other income                                     26,968            14,179            35,363
                                               ------------      ------------      ------------

                                                   (700,570)         (448,189)         (448,101)
                                               ------------      ------------      ------------

         Income before income taxes               3,222,085         2,589,874         1,576,296

Income tax expense                               (1,142,000)         (990,000)         (513,000)
                                               ------------      ------------      ------------

       NET INCOME                                 2,080,085         1,599,874         1,063,296

Net income per common share
    Basic                                      $        .79      $        .63      $        .42
                                               ============      ============      ============
    Diluted                                    $        .77      $        .61      $        .41
                                               ============      ============      ============

Weighted average common shares outstanding
    Basic                                         2,642,170         2,558,541         2,550,000
                                               ============      ============      ============
    Diluted                                       2,690,920         2,627,425         2,609,700
                                               ============      ============      ============

The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

               Fiscal years ended January 31, 1999, 1998 and 1997


                                     Common stock              Additional
                              ---------------------------       paid-in        Retained
                                Shares           Amount         capital        earnings          Total
                              -----------     -----------     -----------     -----------     -----------
Balance, February 1, 1996       2,550,000     $    25,500     $ 5,981,226     $ 2,754,992     $ 8,761,718

Net income                                                                      1,063,296       1,063,296
                              -----------     -----------     -----------     -----------     -----------


Balance, January 31, 1997       2,550,000          25,500       5,981,226        3,818,288      9,825,014

Net income                                                                       1,599,874      1,599,874

Exercise of stock options          60,472             605          92,132                          92,737
                              -----------     -----------     -----------     -----------     -----------


Balance, January 31, 1998       2,610,472          26,105       6,073,358        5,418,162     11,517,625

Net income                                                                       2,080,085      2,080,085
Exercise of stock options          50,028             500         126,298                         126,798
                              -----------     -----------     -----------     -----------     -----------


Balance, January 31, 1999       2,660,500     $    26,605     $ 6,199,656     $ 7,498,247     $13,724,508
                              ===========     ===========     ===========     ===========     ===========

The accompanying notes are an integral part of this statement.

                                                 Lakeland Industries, Inc.
                                                     and Subsidiaries

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Fiscal year ended January 31,

                                                                       1999              1998            1997
                                                                    -----------      -----------      -----------
Cash flows from operating activities
    Net income                                                      $ 2,080,085      $ 1,599,874      $ 1,063,296
    Adjustments to reconcile net income to net cash
       (used in) provided by operating activities
          Deferred income taxes                                         (71,000)         (53,000)         (70,000)
          Depreciation and amortization                                 534,673          435,849          342,963
          Gain on sale of property                                            -                -           (4,530)
          (Increase) decrease in operating assets
             Accounts receivable                                        210,197       (1,059,944)        (913,620)
             Inventories                                               (252,858)      (5,963,896)       1,350,085
             Other current assets                                      (236,785)         (54,602)         314,415
             Other assets                                               (18,808)          23,688          (46,653)
          Increase (decrease) in operating liabilities
             Accounts payable                                        (2,839,051)       1,759,242         (930,553)
             Accrued expenses and other liabilities                      84,143          355,463              759
                                                                    -----------      -----------      -----------

         Net cash (used in) provided by operating activities           (509,404)      (2,957,326)       1,106,162
                                                                    -----------      -----------      -----------
Cash flows from investing activities
    Purchases of property and equipment - net                          (388,393)        (803,487)        (283,358)
    Principal payments on note receivable                               140,251            7,104            7,082
    Proceeds from sale of property                                            -                -           10,414
                                                                    -----------      -----------      -----------

         Net cash used in investing activities                         (248,142)        (796,383)        (265,862)
                                                                    -----------      -----------      -----------
Cash flows from financing activities
    Net borrowings (reductions) under line of credit agreements       1,911,631        3,416,232         (700,000)
    Proceeds from exercise of stock options                             126,798           92,737                -
    Deferred financing costs                                            (67,500)         (37,500)               -
                                                                    -----------      -----------      -----------

         Net cash provided by (used in) financing activities          1,970,929        3,471,469         (700,000)
                                                                    -----------      -----------      -----------
         NET INCREASE (DECREASE) IN CASH AND
             CASH EQUIVALENTS                                         1,213,383         (282,240)         140,300

Cash and cash equivalents at beginning of year                          222,700          504,940          364,640
                                                                    -----------      -----------      -----------

Cash and cash equivalents at end of year                            $ 1,436,083      $   222,700      $   504,940
                                                                    ===========      ===========      ===========

The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 1999, 1998 and 1997

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     1.  Business

         Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of personal safety protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 1999, 1998 and 1997.

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

NOTE A (continued)

     7.  Earnings Per Share

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

     8.  Statement of Cash Flows

         The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost. Foreign dominated cash and cash equivalents were $1,253,000 and $152,000 at January 31, 1999 and 1998, respectively.

         Supplemental cash flow information for the fiscal years ended January 31 is as follows:

                         1999           1998           1997
                      ----------     ----------     ----------
Interest paid         $  771,294     $  446,550     $  494,102
Income taxes paid      1,387,778        825,648        325,242

     9.  Concentration of Credit Risk

         Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. Concentration of credit risk with respect to these receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across geographic areas principally within the United States. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that its receivable credit risk exposure is limited.

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

                         January 31, 1999, 1998 and 1997
NOTE A (continued)

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

NOTE B - NOTE RECEIVABLE

     An installment mortgage note receivable from the sale of a facility in fiscal 1995 was paid in full in December 1998. The unpaid balance was $140,251 at January 31, 1998.

NOTE C - INVENTORIES

     Inventories consist of the following at January 31:

                        1999            1998
                    -----------     -----------
Raw materials       $ 2,461,225     $ 2,672,719
Work-in-process       3,618,901       4,168,376
Finished goods       10,030,784       9,016,957
                    -----------     -----------

                    $16,110,910     $15,858,052
                    ===========     ===========

NOTE D - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at January 31:

                                                                              Useful life
                                                                                in years         1999           1998
                                                                               ----------     ----------     ----------
Machinery and equipment                                                        3 - 10         $3,432,145     $3,076,002
Furniture and fixtures                                                         3 - 10            249,423        223,190
Leasehold improvements                                                         Lease term        263,269        257,252
                                                                                              ----------     ----------

                                                                                               3,944,837      3,556,444
Less accumulated depreciation and amortization                                                 2,618,576      2,164,098
                                                                                              ----------     ----------

                                                                                              $1,326,261     $1,392,346
                                                                                              ==========     ==========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997


NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's principal financial instrument consists of its outstanding revolving credit facility. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rate approximates the current prevailing interest rate.

NOTE F - LONG-TERM LIABILITIES

     Long-term liabilities consist of the following at January 31:

                                   1999            1998
                               -----------     -----------
Revolving credit facility      $10,727,863     $ 8,816,232
Pension liability (Note K)         514,762         450,437
                               -----------     -----------

                                11,242,625       9,266,669
Less current portion            10,777,863          50,000
                               -----------     -----------

Long-term liabilities          $   464,762     $ 9,216,669
                               ===========     ===========

     During December 1997, the Company entered into a $10,000,000 secured revolving credit facility (the "facility") with a financial institution with an expiration date of November 30, 1999. On May 1, 1998, the facility was increased to $13,000,000. Effective September 23, 1998, the facility was amended to provide for a temporary increase to $16,000,000 through August 31, 1999. Amounts outstanding under the $3,000,000 temporary facility are due on August 31, 1999. Borrowings under the facility bear interest at a rate per annum equal to the one-month LIBOR or the 30-day commercial paper rate, as defined, plus 1.75%, with interest payable monthly. At January 31, 1999, interest on outstanding borrowings was based on the commercial paper rate option (6.6%). The facility is collateralized by substantially all the assets of the Company and guaranteed by certain of the Company's subsidiaries. The facility requires the Company to maintain a minimum tangible net worth, at all times.

     The maximum amounts borrowed under the revolving line of credit during the fiscal years ended January 31, 1999 and 1998 were $12,800,000 and $10,000,000, respectively, and the average interest rates during the periods were 7.1% and 7.6%, respectively.

NOTE G - COMMITMENTS AND CONTINGENCIES

     1.  Employment Contracts

         The Company has employment contracts with three principal officers expiring through January 2001. Such contracts are automatically renewable for one- or two-year terms, unless 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate base remuneration of $572,500 and $397,500 for the fiscal years ended January 31, 2000 and 2001, respectively.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

NOTE G (continued)

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

         In January 1998, the Company entered into a month-to-month lease for a manufacturing facility in the People's Republic of China. The lessor is a partnership of which the Company's directors, one officer and four employees hold partnership interests. This leasing arrangement requires monthly payments of approximately $3,300.

         Total rental expense under all operating leases is summarized as follows:

                                                                                           Total            Rentals
                                                                        Gross            sublease           paid to
                                                                       rental             rental            related
                                                                       expense            income            parties
                                                                       -------            ------            -------
           Year ended January 31,
              1999                                                    $643,174            $4,611           $402,096
              1998                                                     621,162             9,704            405,120
              1997                                                     581,161             3,024            392,160

         Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 1999 are summarized as follows:

                         Year ending January 31,
                            2000                                                     $419,562
                            2001                                                      198,277
                            2002                                                      141,343
                            2003                                                       39,920
                                                                                     --------

                                                                                     $799,102
                                                                                     ========

         Certain  leases  require   additional  payments based upon increases in
         property taxes and other expenses.

     3.  Services Agreement

         Pursuant to the terms of a services agreement with an affiliated entity, principally owned by a principal officer and stockholder of the Company, the affiliate provides professional and/or skilled labor to the Company, as needed, at

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

NOTE G (continued)

         contractual rates of compensation. Such agreement is cancelable by either the Company or the affiliate upon thirty days' written notice. Costs incurred by the Company in connection with such agreement aggregated $509,000, $552,000 and $426,000 for the fiscal years ended January 31, 1999, 1998 and 1997, respectively. This agreement was terminated as of February 1, 1999.

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

NOTE H - STOCKHOLDERS' EQUITY AND STOCK OPTIONS

     The Nonemployee Directors' Option Plan (the "Directors' Plan") provides for an automatic one-time grant of options to purchase 5,000 shares of common stock to each nonemployee director elected or appointed to the Board of Directors. Under the Directors' Plan, 60,000 shares of common stock have been authorized for issuance. Options are granted at not less than fair market value, become exercisable commencing six months from the date of grant and expire six years from the date of grant. In addition, all nonemployee directors re-elected to the Company's Board of Directors at any annual meeting of the stockholders will automatically be granted additional options to purchase 1,000 shares of common stock on each of such dates. In April 1997, the Company extended the term on 5,000 expiring options for an additional six years.

     The Company's 1986 Incentive and Nonstatutory Stock Option Plan (the "Plan") provides for the granting of incentive stock options and nonstatutory options. The Plan provides for the grant of options to key employees and independent sales representatives to purchase up to 400,000 shares of the Company's common stock, upon terms and conditions determined by a committee of the Board of Directors which administers the plan. Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders).

     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share for the years ended January 31, 1999, 1998 and 1997 would be reduced to the pro forma amounts indicated below:

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

NOTE H (continued)

                                         1999           1998          1997
                                      ----------     ----------     ----------
 Net income per common share
    As reported                       $2,080,085     $1,599,874     $1,063,296
    Pro forma                          2,073,495      1,584,144        974,555
Basic earnings per common share
    As reported                       $      .79     $      .63     $      .42
    Pro forma                                .79            .62            .38
Diluted earnings per common share
    As reported                       $      .77     $      .61     $      .41
    Pro forma                                .77            .60            .37

    The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 1999, 1998 and 1997, respectively: expected volatility of 60%, 52% and 57%; risk-free interest rates of 5.6%, 6.5% and 7%; and expected life of six years for all periods.

     Additional information with respect to the Company's plans for the fiscal years ended January 31, 1999, 1998 and 1997 is summarized as follows:

                                                                  1999
                                            ------------------------------------------------
                                              Directors' Plan             Incentive Plan
                                            --------------------        --------------------
                                                         Weighted-                  Weighted-
                                            Number        average        Number      average
                                              of          exercise         of        exercise
                                            shares         price         shares       price
                                            ------      ----------       ------     ---------
Shares under option
   Outstanding at beginning of year         10,000      $ 3.85          99,528      $ 2.77
   Granted                                   1,000       10.75               -        -
   Exercised                                (3,000)       3.58         (47,028)       2.47
                                            ------                      ------

   Outstanding at end of year                8,000        4.81          52,500        3.06
                                            ======                      ======

Options exercisable at year-end              8,000        4.81          52,500        3.06

Weighted-average remaining contractual
    life of options outstanding              3.6 years                  6 years

Weighted-average fair value per share
   of options granted during 1999                       $ 6.59                           -

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

 NOTE H (continued)

                                                                                          1998
                                                              --------------------------------------------------------------
                                                                   Directors' Plan                    Incentive Plan
                                                              ----------------------------     -----------------------------
                                                                                 Weighted-                         Weighted-
                                                              Number             average          Number            average
                                                               of                exercise           of             exercise
                                                              shares              price           shares             price
                                                              ------              -----           ------             -----
        Shares under option
           Outstanding at beginning of year                   18,000              $1.90            150,000          $2.36
           Granted                                             7,000               3.78               -               -
           Exercised                                         (10,000)              1.44            (50,472)          1.54
           Expired                                            (5,000)              1.56               -               -

           Outstanding at end of year                         10,000               3.85             99,528           2.77
                                                             =======                               =======

        Options exercisable at year-end                       10,000               3.85             99,528           2.77

        Weighted-average remaining contractual
           life of options outstanding                        4.5 years                         3.5 years

        Weighted-average fair value per share
           of options granted during 1998                                         $2.25                               -

                                                                                          1997
                                                              --------------------------------------------------------------
                                                                   Directors' Plan                    Incentive Plan
                                                              ----------------------------     -----------------------------
                                                                                 Weighted-                         Weighted-
                                                              Number             average          Number            average
                                                               of                exercise           of             exercise
                                                              shares              price           shares             price
                                                              ------              -----           ------             -----
        Shares under option
           Outstanding at beginning of year                   18,000              $1.90            150,000          $2.13
           Granted                                             -                   -                34,000           3.50
           Expired                                             -                   -               (34,000)          2.50
                                                             -------                               -------

           Outstanding at end of year                         18,000               1.90            150,000           2.36
                                                             =======                               =======

        Options exercisable at year-end                       18,000               1.90            150,000           2.36

        Weighted-average remaining contractual
           life of options outstanding                        1 year                             4 years

        Weighted-average fair value per share
           of options granted during 1997                                          -                                $2.61

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997
NOTE H (continued)

     Summarized information about stock options outstanding under the two plans at January 31, 1999 is as follows:

                                                                             Options outstanding and exercisable
                                                              -------------------------------------------------------------
                                                                                        Weighted-
                                                                  Number                 average
                                                                outstanding             remaining              Weighted-
                                                                    at                 contractual              average
           Range of                                               January                life in               exercise
        exercise prices                                          31, 1999                 years                  price
        ---------------                                       ---------------         ---------------       ---------------

        $2.25 - $3.38                                               21,500                4.91                  $2.39
          3.39 -   5.12                                             38,000                6.05                   3.61
              10.75                                                  1,000                5.50                  10.75
                                                                    ------

        $2.25 - $10.75                                              60,500                5.62                   3.29
                                                                    ======

NOTE I - EARNINGS PER COMMON SHARE

     The following table sets forth the computation of basic and diluted earnings per share at January 31:

                                                                         1999                 1998                1997
                                                                      -----------          ----------         --------
        Numerator
           Net income                                                  $2,080,085          $1,599,874          $1,063,296
                                                                        =========           =========           =========

        Denominator
           Denominator for basic earnings per share
              (weighted-average shares)                                 2,642,170           2,558,541           2,550,000
           Effect of dilutive securities:
              Stock options                                                48,750              68,884              59,700
                                                                      -----------         -----------         -----------

           Denominator for diluted earnings per share
              (adjusted weighted-average shares) and
              assumed conversions                                       2,690,920           2,627,425           2,609,700
                                                                        =========           =========           =========

        Basic earnings per share                                            $.79                $.63                $.42
                                                                             ===                 ===                 ===

        Diluted earnings per share                                          $.77                $.61                $.41
                                                                             ===                 ===                 ===

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997


NOTE J - INCOME TAXES

     The provision for income taxes is summarized as follows:

                                                                                      Year ended January 31,
                                                                         1999                1998                 1997
                                                                      -----------         -----------            --------
        Current
           Federal                                                     $1,116,000         $   938,000            $603,000
           State                                                           97,000             105,000             (20,000)
                                                                      -----------         -----------            --------

                                                                        1,213,000           1,043,000             583,000

        Deferred                                                          (71,000)            (53,000)            (70,000)
                                                                      -----------         -----------            --------

                                                                       $1,142,000         $   990,000            $513,000
                                                                      ===========         ===========            ========

     The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                                                      Year ended January 31,
                                                                         1999                1998                 1997
                                                                      -----------         -----------            --------
        Statutory rate                                                    34.0%               34.0%               34.0%
        State income taxes, net of Federal tax benefit                     2.0                 2.7                 (.4)
        Nondeductible expenses                                              .3                  .5                  .8
        Foreign operating results generating no current tax
            (provision) benefit                                            (.6)                2.5                 1.8
        Change in deferred assets                                                             (2.0)               (4.4)
        Other                                                              (.3)                 .5                  .7
                                                                           ----             ------              ------

        Effective rate                                                    35.4%               38.2%               32.5%
                                                                          ====                ====                ====

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

NOTE J (continued)

     The tax effects of temporary differences which give rise to deferred tax assets at January 31, 1999 and 1998 are summarized as follows:

                                                                                                    January 31,
                                                                                            ----------------------------
                                                                                             1999                 1998
                                                                                            -------             --------
         Deferred tax assets
             Inventories                                                                    $265,000             $284,000
             Net operating loss carryforward - Canadian subsidiary                           102,000              100,500
             Accounts receivable                                                              75,000               75,000
             Accrued compensation and other                                                  125,000               51,500
                                                                                             -------             --------

                Gross deferred tax assets                                                    567,000              511,000
                                                                                             -------              -------

         Deferred tax liabilities
             Depreciation                                                                     56,000               71,000
                                                                                            --------             --------

                Gross deferred tax liabilities                                                56,000               71,000
                                                                                            --------             --------

                Net deferred tax asset                                                      $511,000             $440,000
                                                                                             =======              =======

     Net operating loss carryforwards of $291,000 applicable to the Canadian subsidiary expire in fiscal 2002 through 2006.


 NOTE K - BENEFIT PLANS

     Defined Benefit Plan

     The Company has a frozen defined benefit pension plan that covers former employees of an acquired entity. The Company's funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997

NOTE K (continued)

     The following table sets forth the plan's funded status for the fiscal years ended January 31:

                                                          1999           1998
                                                        ---------      ---------
Change in benefit obligation
Benefit obligation at beginning of year                 $ 917,791      $ 863,621
Service cost                                                1,613          1,613
Interest cost                                              67,649         63,772
Actuarial loss                                              5,202         15,431
Benefits paid                                             (31,621)       (26,646)
                                                        ---------      ---------

Benefit obligation at end of year                       $ 960,634      $ 917,791
                                                        =========      =========

Change in plan assets
Fair value of plan assets at beginning of year          $ 467,354      $ 467,832
Actual return on plan assets                               (1,779)        16,168
Employer contributions                                     11,918         10,000
Benefits paid                                             (31,621)       (26,646)
                                                        ---------      ---------

Fair value of plan assets at end of year                $ 445,872      $ 467,354
                                                        =========      =========

Funded status (underfunded)                             $(514,762)     $(450,437)
Unrecognized net actuarial loss                            73,638         19,112
Required minimum liability (included as a component
    of other assets)                                      (73,638)       (19,112)
                                                        ---------      ---------

Accrued pension liability                               $(514,762)     $(450,437)
                                                        =========      =========

     The components of net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                                                         1999                1998                1997
                                                                      ----------          ----------          ----------
         Service cost                                                  $   1,613           $   1,613           $   1,613
         Interest cost                                                    67,649              63,772              62,259
         Actual return on plan assets                                      1,779             (16,168)            (92,226)
         Net amortization and deferral                                   (39,469)            (10,771)             71,026
                                                                      ----------          ----------          ----------

         Net periodic pension cost                                      $ 31,572            $ 38,446            $ 42,672
                                                                      ==========          ==========          ==========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 1999, 1998 and 1997


NOTE K (continued)

     An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 1999, approximately 82% of the plan's assets was held in mutual funds invested primarily in equity securities, 9% was invested in equity securities and debt instruments and 9% was invested in money market and other instruments.

     Defined Contribution Plan

     Pursuant to the terms of the Company's 401(k) plan, substantially all U.S. employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 15% of the employee's compensation. The Company made discretionary contributions of $55,322 and $18,950 in the fiscal years ended January 31, 1999 and 1998, respectively.


 NOTE L - MAJOR SUPPLIER

     The Company purchased approximately 74% of its raw materials from one supplier under licensing agreements for each of the years ended January 31, 1999, 1998 and 1997. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources; although, the Company's competitive position in the marketplace could be affected.

                                          Lakeland Industries, Inc.
                                                and Subsidiaries

                                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

              Column A                    Column B                  Column C                Column D          Column E
              --------                    --------                  --------                --------          --------

                                                                      Additions
                                                            ---------------------------
                                          Balance at        Charged to       Charged to                       Balance at
                                          beginning         costs and          other                            end of
                                          of period         expenses          accounts      Deductions          period
                                          ---------         --------          --------      ----------          ------

Year ended January 31, 1999
    Allowance for doubtful
      accounts (a)                        $203,000            $60,263                        $  63,263(b)       $200,000
                                          ========            =======                        =========          ========

Year ended January 31, 1998
    Allowance for doubtful
      accounts (a)                        $150,000            $69,421                        $  16,421 (b)      $203,000
                                          ========            =======                        =========          ========

Year ended January 31, 1997
    Allowance for doubtful
      accounts (a)                        $262,765           $  7,439                        $ 120,204 (b)      $150,000
                                          ========           ========                        =========          ========

(a)  Deducted from accounts receivable.

(b)  Uncollectible accounts receivable charged against allowance.