Form 10-K, Exhibit 13
period 2000-01-31
LAKELAND INDUSTRIES INC
filed 2000-04-28
CIK 798081


  SELECTED FINANCIAL DATA
                                               (In thousands, except per share and share amounts)
                                                For the Years Ended January 31,
                                                2000            1999           1998            1997           1996
     INCOME STATEMENT DATA:
     Net sales                                $58,644          $54,655       $47,263        $41,792        $40,189
     Gross profit                              10,488           10,374         9,195          7,237          6,288
     Operating expenses                         7,191            6,451         6,157          5,212          4,882
     Operating profit                           3,297            3,923         3,038          2,024          1,406
     Income before income taxes                 2,509            3,222         2,590          1,576            956
     Net income                                 1,748            2,080         1,600          1,063            587

     Earnings per share - Basic (1)              $.66             $.79          $.63           $.42           $.23
                                                 ====             ====          ====           ====           ====
     Earnings per share - Diluted (1)            $.65             $.77          $.61           $.41           $.22
                                                 ====             ====          ====           ====           ====


     Weighted average common shares
     outstanding:
          Basic                             2,653,950        2,642,170     2,558,541       2,550,000     2,550,000
          Diluted                           2,673,449        2,690,920     2,627,425       2,609,700     2,635,506


     BALANCE SHEET DATA (at end of year):
     Working capital                          $15,859          $12,403       $18,903         $14,018       $13,618
     Total assets                              34,770           27,160        25,812          18,573        19,263
     Current liabilities                       16,601           12,915         5,007           2,920         3,894
     Long-term liabilities                      2,709              465         9,217           5,746         6,492
     Stockholders' equity                     $15,405          $13,725       $11,518          $9,825        $8,762

--------------------------------------------------------------------------------

       (1) Earnings per share has been restated in accordance with SFAS No. 128, "Earnings Per Share".

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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations may include forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described elsewhere in this Report, that could cause actual results to differ materially from historical results or those currently anticipated.

Overview

         The Company derives the majority of its revenues from the sale of its Tyvek disposable limited/use garments and secondarily from the sales of its cut and heat resistant gloves, woven reusable garments, heat and fire protective clothing, and chemical suits all to safety and mill supply distributors.

         The Company generally recognizes revenues when it ships its product to its customers. Cost of goods sold includes all direct costs to manufacture the finished product, plus related costs associated with inland or ocean freight on incoming raw materials, customs duty and warehousing, and manufacturing overhead expenses. Selling expenses include all salaries for sales and marketing staffs together with other related expenses such as sales commissions, travel costs, trade shows, advertising and delivery expenses. General and administrative expenses include salaries for executives and administrative and MIS staff, together with related expenses such as travel costs, non-manufacturing facilities costs and consulting and professional fees.

     Result of Operations

         The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                       Years Ended January 31,
                                                      2000     1999      1998
                                                      ----     ----      ----
     Revenues                                        100.0%   100.0%     100.0%
     Cost of Goods Sold                               82.1     81.0       80.4
     Selling, general and administrative expenses     12.3     11.8       13.0
     Depreciation and amortization expense             1.0      1.0         .9
     Operating profit                                  5.6      7.2        6.4
     Interest expense, net                             1.4      1.3        1.0
     Income tax expense                                1.3      2.1        2.1
       Net income                                      3.0      3.8        3.4
     EBITDA margin (1)                                 6.7      8.2        7.4

     ----------------------
     (1) EBITDA (earnings before interest, taxes, depreciation and amortization) margin represents EBITDA expressed as a percentage of revenues.

Fiscal Year Ended  January 31,  2000  Compared to Fiscal Year Ended  January 31,
1999

     Net Sales. Net sales for the year ended January 31, 2000 increased $3,989,000 or 7.3% to $58,644,000 from $54,655,000 for the year ended January
31, 1999. The increase in sales was principally attributable to the Company's ability to increase its production capacity and maintain higher inventory levels.
     Gross Profit. Gross profit for the year ended January 31, 2000 increased by $114,000, or 1.1% to $10,488,000, or 18% of net sales, from $10,374,000, or 19%
of net sales, for the year ended January 31, 1999. Gross profit was relatively consistent between years as a result of global manufacturing efficiencies, however, the current year was negatively affected by relocation and expansion which temporarily decreased these efficiencies. This industry is highly competitive and margins (historically and) in the current year were vulnerable to erosion resulting from new competition reduced selling prices.

     Operating Expenses. Operating expenses for the year ended January 31, 2000 increased by $740,000 or 11.5%, to $7,191,000, or 12.3% of net sales, from $6,451,000, or 11.8% of net sales, for the year ended January 31, 1999. Operating expenses as a percentage of net sales increased to 12.3%, from 11.8% as a result of increased sales volume. The increase in operating expenses was mainly attributable to greater payroll expenses, increased sales commissions and increased freight out, and the addition of in-house regional sales managers.

     Interest Expense. Interest expense for the year ended January 31, 2000 increased by $47,619, or 6.2% to $821,333 from $773,714 for the year ended January 31, 1999. The increase in interest expense was mainly due to higher interest costs reflecting an increase in average borrowings under the Company's credit facility and increasing interest rates.

     Income Tax Expense. The effective tax rate of 30.8% deviates from the Federal statutory rate of 34%, mainly attributable to foreign income generating no current taxes or foreign jurisdiction with lower tax rates and the effect of state income taxes.

     Net Income. As a result of the foregoing, net income for the year ended January 31, 2000 decreased by $332,000 or 16%, to net income of $1,748,000 from net income of $2,080,000 for the year ended January 31, 1999.

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

LIQUIDITY AND  CAPITAL RESOURCES
      Liquidity and Capital Resources. The Company's working capital is equal to $15,859,000 at January 31, 2000. The Company's primary sources of funds for conducting its business activities have been from cash flow provided by operations and borrowings under its credit facilities. The Company requires liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with sales growth and, to a lesser extent, for capital expenditures.

         Net cash used in operating activities was $2,858,000 for the year ended January 31, 2000 and was due primarily to the increase in inventories of $6,356,000, and accounts receivable of $1,636,000, offset by the increase in accounts payable and net income from operations of $1,748,000.

     Net cash provided by financing activities of $3,122,000 was primarily attributable to net borrowings of $3,242,000 during the year in connection with the term loan and revolving credit facility.

     The revolving credit facility permits the Company to borrow up to a maximum of $13 million. The revolving credit agreement expires on November 30, 2000 and has therefore been classified as a short-term liability in the accompanying balance sheet at January 31, 2000. Borrowings under the revolving credit facility amounted to approximately $11,070,000 at January 31, 2000. The five year $3 million term-loan agreement entered into in November 1999, expires on October 31, 2004.

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

Year 2000 Compliance
       The Company did not experience any difficulties with its' computer systems on January 31, 2000 or subsequently.

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

Foreign Exchange Risk Management
     As a multinational corporation, the Company is exposed to changes in foreign exchange rates. As the Company's non- denominated U.S. dollar international sales grow, exposure to volatility in exchange rates could have an adverse impact on the Company's financial results. The Company's risk from exchange rate changes is presently related to non-dollar denominated sales in Canada.
Interest Rate Risk

     The Company is exposed to interest rate change market risk with respect to its term loan and revolving credit facility with a financial institution which is priced based upon LIBOR or 30 day commercial paper interest rates. At January 31, 2000, $13,970,000 was outstanding under the term-loan and revolving credit facilities. Changes in the above described interest rates during fiscal 2000 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in one or both of the above rates will increase or decrease interest expense for the Company by approximately $140,000. In addition, the Company had $90,000 USD on deposit in a Chinese financial institution earning interest at the rate of 4.3% and a $47,000 Money Market account in a Canadian financial institution earning interest at the rate of 4.7%. Each 1% fluctuation in interest rates earned would not increase or decrease interest income on these deposits by a significant amount.

                    MARKET FOR THE REGISTRANT'S COMMON STOCK
                         AND RELATED STOCKHOLDER MATTERS
     The Common Stock is listed on the Nasdaq National Market under the symbol "LAKE". The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market. The Company has a January 31, fiscal year end.
                                                               Price Range
                                                             of Common Stock
                                                             High        Low
     Fiscal 2000
     First Quarter ended April 30, 1999......................$6 3/4     $4
     Second Quarter ended July 31, 1999.....................  6 3/4      4 3/4
     Third Quarter ended October 31, 1999.................... 7 3/8      2 7/8
     Fourth Quarter ended January 31, 2000................... 4 3/4      2 15/16
     First Quarter Fiscal 2001 (through April 20, 2000)...... 4 3/4      3 13/16
     Fiscal 1999
     First Quarter ended April 30, 1998......................$10 1/2    $7 3/4
     Second Quarter ended July 31, 1998...................... 11 3/8     9
     Third Quarter ended Oct. 31, 1998.......................  9 7/8     5 7/8
     Fourth Quarter ended January 31, 1999...................  8         5 7/8

     As of April 17, 2000, there were approximately 106 record holders of shares of Common Stock. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1.0 million shares are held in "street" name by Cede & Co., a large financial clearing house.

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

CORPORATE INFORMATION
----------------------

Directors:                         Officers:                         Counsel:

Raymond J. Smith, Chairman         Raymond J. Smith, President       Law Offices of Thomas J. Smith
Christopher J. Ryan                Christopher J. Ryan               14 Briarwood Lane
John J. Collins, Jr.                Executive Vice President of      Suffern, NY 10901-3602
Eric O. Hallman                    Finance  and Secretary
Walter J. Raleigh                  James M. McCormick
 .                                   Vice President and Treasurer     Transfer Agent:
                                   Harvey Pride, Jr.
Market Makers:                      Vice President, Manufacturing    Registrar and Transfer Company
                                                                     10 Commerce Drive
Neuberger & Berman                                                   Cranford, NJ  07016
Herzog, Heine, Geduld, Inc.        Auditors:                         NASDAQ symbol:  LAKE
Donald & Co.
Knight Securities                  Grant Thornton LLP                Executive Offices:
INCA                               Suite 3S01
USLD                               One Huntington Quadrangle         711-2 Koehler Ave.
ISLD                               Melville, NY  11747-4464          Ronkonkoma, NY  11779
STRK                                                                 (516) 981-9700
 .
                                                                     Subsidiaries:

                                                                     Lakeland Protective Wear, Inc.
                                                                     Lakeland de Mexico S.A. de C.V.
                                                                     Laidlaw, Adams & Peck, Inc.
                                                                     Weifang Lakeland Safety Products,
                                                                     Co. Ltd.

         Exhibits to Lakeland Industries, Inc.'s fiscal 2000 Form 10 - K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.
         Thermbar(TM), Kut Buster(TM), Grapolator Mock Twist (TM), Safeguard "76"(TM), Zone Guard(TM), RyTex(TM), TomTex(TM), DextraGard (TM), Forcefield
(TM), Interceptor (TM), Checkmate (TM), Heatex (TM), Pyrolon (TM), Sterling Heights (TM), Fyrepel (TM), Highland (TM), Chemland (TM) and Uniland (TM) are trademarks of Lakeland Industries, Inc. Tyvek (TM), Viton (TM), Barricade (TM), Nomex (TM), Kevlar (TM), Delrin (TM), TyChem (TM) and Teflon (TM) are registered trademarks of E.I.DuPont de Nemours and Company. Saranex (TM) is a registered trademark of Dow Chemical. Spectra (TM) is a registered trademark of Allied Signal, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
    Lakeland Industries, Inc. and Subsidiaries


We have  audited  the  accompanying  consolidated  balance  sheets  of  Lakeland
Industries,  Inc. and  Subsidiaries  (the  "Company") as of January 31, 2000 and
1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.

We have also audited Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended January 31, 2000. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.



/s/ GRANT THORNTON LLP
----------------------
GRANT THORNTON LLP

Melville, New York
April 14, 2000

                            Lakeland Industries, Inc.
                                and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                   January 31,

                                       ASSETS                                                  2000                   1999
                                                                                           ------------             --------
CURRENT ASSETS
    Cash and cash equivalents                                                             $     650,541          $  1,436,083
    Accounts receivable, net of allowance for doubtful accounts of
       $200,000 at January 31, 2000 and 1999, respectively                                    8,379,477             6,743,341
    Inventories                                                                              22,467,395            16,110,910
    Deferred income taxes                                                                       661,000               567,000
    Other current assets                                                                        301,698               461,231
                                                                                           ------------          ------------

         Total current assets                                                                32,460,111            25,318,565

PROPERTY AND EQUIPMENT, net                                                                   1,851,964             1,326,261

Excess of cost over fair value of net assets
    acquired, net of accumulated amortization of $256,000
    and $236,000 at January 31, 2000 and 1999, respectively                                     288,810               308,798

OTHER ASSETS                                                                                    169,365               206,847
                                                                                           ------------          ------------

                                                                                            $34,770,250           $27,160,471
                                                                                             ===========           ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                       $  4,242,874          $  1,455,190
    Accrued compensation and benefits                                                           502,785               429,874
    Other accrued expenses                                                                      135,883               252,274
    Current portion of long-term liabilities                                                 11,719,681            10,777,863
                                                                                             ----------            ----------

         Total current liabilities                                                           16,601,223            12,915,201

LONG-TERM LIABILITIES                                                                         2,708,643               464,762

DEFERRED INCOME TAXES                                                                            55,000                56,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, $.01 par; 1,500,000 shares
       authorized;  none issued
    Common stock, $.01 par;  10,000,000 shares authorized;  2,644,000 and
       2,660,500 shares issued and
       outstanding at January 31, 2000 and 1999, respectively                                    26,440                26,605
    Additional paid-in capital                                                                6,132,491             6,199,656
    Retained earnings                                                                         9,246,453             7,498,247
                                                                                            -----------           -----------

                                                                                             15,405,384            13,724,508
                                                                                             ----------            ----------

                                                                                            $34,770,250           $27,160,471
                                                                                             ==========            ==========

The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                        CONSOLIDATED STATEMENTS OF INCOME

                          Fiscal year ended January 31,

                                                                                 2000                 1999               1998
                                                                            ------------         ------------          -------
Net sales                                                                   $58,644,181          $54,655,135         $47,262,519
Cost of goods sold                                                           48,155,753           44,281,126          38,067,351
                                                                             ----------           ----------          ----------

       Gross profit                                                          10,488,428           10,374,009           9,195,168
                                                                             ----------           ----------         -----------

Operating expenses
    Selling and shipping                                                      4,177,171            3,334,609           3,001,500
    General and administrative                                                3,013,780            3,116,745           3,155,605
                                                                            -----------          -----------         -----------

       Total operating expenses                                               7,190,951            6,451,354           6,157,105
                                                                            -----------          -----------         -----------

       Operating profit                                                       3,297,477            3,922,655           3,038,063
                                                                            -----------          -----------         -----------

Other (expense) income
    Interest expense                                                           (821,333)            (773,714)           (497,739)
    Interest income                                                              25,716               46,176              35,371
    Other income - net                                                            7,346               26,968              14,179
                                                                         --------------        -------------       -------------

       Total other expense                                                     (788,271)            (700,570)           (448,189)
                                                                           -------------        ------------        ------------

       Income before income taxes                                             2,509,206            3,222,085           2,589,874

Income tax expense                                                             (761,000)          (1,142,000)           (990,000)
                                                                           -------------         -----------        ------------

       NET INCOME                                                          $  1,748,206         $  2,080,085        $  1,599,874
                                                                            ===========          ===========         ===========

Net income per common share
    Basic                                                                          .66                 $.79                $.63
                                                                                   ===                  ===                 ===
    Diluted                                                                        .65                 $.77                $.61
                                                                                   ===                  ===                 ===

Weighted average common shares outstanding
    Basic                                                                     2,653,950            2,642,170           2,558,541
                                                                            ===========          ===========         ===========
    Diluted                                                                   2,673,449            2,690,920           2,627,425
                                                                            ===========          ===========         ===========

The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

               Fiscal years ended January 31, 2000, 1999 and 1998

                                                      Common stock               Additional
                                                ------------------------          paid-in          Retained
                                                  Shares          Amount          capital          earnings          Total
                                                ----------        ------       -------------------------------------------
Balance, January 31, 1997                       2,550,000         $25,500      $5,981,226        $3,818,288       $9,825,014

Net income                                                                                        1,599,874        1,599,874
Exercise of stock options                          60,472             605          92,132                             92,737
                                              -----------        --------      ----------      ---------------  ------------


Balance, January 31, 1998                       2,610,472         $26,105      $6,073,358        $5,418,162      $11,517,625

Net income                                                                                        2,080,085        2,080,085
Exercise of stock options                          50,028             500         126,298                            126,798
                                              -----------        --------      ----------      ---------------  ------------


Balance, January 31, 1999                       2,660,500          26,605       6,199,656         7,498,247       13,724,508

Net income                                                                                        1,748,206        1,748,206
Purchase and retirement of common stock           (16,500)           (165)        (67,165)                           (67,330)
                                              -----------        --------     -----------      ---------------  -------------


Balance, January 31, 2000                       2,644,000         $26,440      $6,132,491        $9,246,453      $15,405,384
                                                =========          ======       =========         =========       ==========


The accompanying notes are an integral part of this statement.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                          Fiscal year ended January 31,

                                                                              2000                 1999               1998
                                                                          ------------         -----------         ----------
Cash flows from operating activities
    Net income                                                             $ 1,748,206         $ 2,080,085        $ 1,599,874
    Adjustments to reconcile net income to net cash
       used in operating activities
          Deferred income taxes                                                (95,000)            (71,000)           (53,000)
          Depreciation and amortization                                        598,095             534,673            435,849
          (Increase) decrease in operating assets
             Accounts receivable                                            (1,636,136)            210,197         (1,059,944)
             Inventories                                                    (6,356,485)           (252,858)        (5,963,896)
             Other current assets                                              159,533            (236,785)           (54,602)
             Other assets                                                      (20,823)            (18,808)            23,688
          Increase (decrease) in operating liabilities
             Accounts payable                                                2,787,684          (2,839,051)         1,759,242
             Accrued expenses and other liabilities                            (43,480)             84,143            355,463
                                                                          -------------       ------------        -----------

         Net cash used in operating activities                              (2,858,406)           (509,404)        (2,957,326)
                                                                            -----------        -----------         ----------
Cash flows from investing activities
    Purchases of property and equipment - net                               (1,049,124)           (388,393)          (803,487)
    Principal payments on note receivable                                                          140,251              7,104
                                                                        -----------------      -----------      -------------

         Net cash used in investing activities                              (1,049,124)           (248,142)          (796,383)
                                                                            -----------        -----------        -----------
Cash flows from financing activities
    Net borrowings under credit agreements                                   3,241,818           1,911,631          3,416,232
    Proceeds from exercise of stock options                                                        126,798             92,737
    Purchase and retirement of common stock                                    (67,330)
    Deferred financing costs                                                   (52,500)            (67,500)           (37,500)
                                                                          -------------       ------------       ------------

         Net cash provided by financing activities                           3,121,988           1,970,929          3,471,469
                                                                            ----------          ----------         ----------
         NET INCREASE (DECREASE) IN CASH AND
             CASH EQUIVALENTS                                                 (785,542)          1,213,383           (282,240)

Cash and cash equivalents at beginning of year                               1,436,083             222,700            504,940
                                                                            ----------         -----------        -----------
Cash and cash equivalents at end of year                                 $     650,541         $ 1,436,083       $    222,700
                                                                          ============          ==========        ===========

The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 2000, 1999 and 1998



NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     1.  Business

         Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of personal safety protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 2000, 1999 and 1998.

     2.  Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Laidlaw, Adams & Peck, Inc. and Subsidiary (formerly Fireland Industries, Inc.), Lakeland Protective Wear, Inc. (a Canadian corporation), Weifang Lakeland Safety Products Co. Ltd. (a Chinese Corporation) and Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998

NOTE A (continued)

     7.  Earnings Per Share

         Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common shares. Diluted earnings per share are based on the weighted average number of common and potential common shares outstanding. The potential common shares for the years ended January 31, 2000, 1999 and 1998 were 19,499, 48,750 and 68,884, respectively, representing the dilutive effect of stock options. The diluted earnings per share calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the fiscal year.

     8.  Statement of Cash Flows

         The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost. Foreign dominated cash and cash equivalents were $476,000 and $1,253,000 at January 31, 2000 and 1999, respectively.

         Supplemental cash flow information for the fiscal years ended January 31, is as follows:

                                        2000           1999          1998
                                      -------        -------        ------

           Interest paid             $783,664      $  771,294      $446,550
           Income taxes paid          693,456       1,387,778       825,648

     9.  Concentration of Credit Risk

         Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. Concentration of credit risk with respect to these receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across geographic areas principally within the United States. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that its receivable credit risk exposure is limited.

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

                         January 31, 2000, 1999 and 1998

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


NOTE B - INVENTORIES

     Inventories consist of the following at January 31:

                                             2000                1999
                                          ------------        ------------

      Raw materials                       $  3,180,556        $  2,461,225
      Work-in-process                        5,538,608           3,618,901
      Finished goods                        13,748,231          10,030,784
                                            ----------          ----------

                                           $22,467,395         $16,110,910
                                            ==========          ==========

NOTE C - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at January 31:

                                               Useful life
                                                in years          2000                 1999
                                               -----------     -----------          ----------
      Machinery and equipment                    3 - 10         $3,993,315          $3,432,145
      Furniture and fixtures                     3 - 10            255,790             249,423
      Leasehold improvements                   Lease term          666,692             263,269
                                                                ----------          ----------

                                                                 4,915,797           3,944,837
      Less accumulated depreciation and amortization             3,063,833           2,618,576
                                                                 ---------           ---------

                                                                $1,851,964          $1,326,261
                                                                ==========           =========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's principal financial instrument consists of its outstanding revolving credit facility and term loan. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rates approximate the current prevailing interest rate.


NOTE E - LONG-TERM LIABILITIES

     Long-term liabilities consist of the following at January 31:

                                                    2000                 1999
                                                 -----------         -----------

      Revolving credit facility                  $11,069,681         $10,727,863
      Term loan                                    2,900,000
      Pension liability (Note H)                     458,643             514,762
                                                ------------        ------------

                                                  14,428,324          11,242,625
      Less current portion                        11,719,681          10,777,863
                                                  ----------          ----------

      Long-term liabilities                     $  2,708,643       $     464,762
                                                 ===========        ============

     During 1997, the Company entered into a $10,000,000 secured revolving credit facility (the "credit facility") with a financial institution with an initial expiration date of November 30, 1999. On May 1, 1998, the credit facility was increased to $13,000,000. Effective September 23, 1998, the credit facility was amended to provide for a temporary increase to
     $16,000,000   through  August  31,  1999.  Amounts  outstanding  under  the
     $3,000,000 temporary credit facility were repaid on August 31, 1999. In November 1999, the $13,000,000 credit facility was renewed for one year, and a $3,000,000, five-year term loan (the "term loan") was entered into, which replaced the repaid temporary credit facility. Borrowings under the credit facility bear interest at a rate per annum equal to the one-month LIBOR or the 30-day commercial paper rate, as defined, plus 1.75%, with interest payable monthly. At January 31, 2000, interest on outstanding credit facility borrowings was based on the commercial paper rate option (7.47% at January 31, 2000). The term loan is payable in monthly installments of $50,000 plus interest payable at the 30-day commercial paper rate plus 2.45% (8.03% at January 31, 2000). The credit facility and term loan are collateralized by substantially all the assets of the Company and guaranteed by certain of the Company's subsidiaries. The credit facility and term loan require the Company to maintain a minimum tangible net worth, at all times.

     The maximum amounts borrowed under the credit facility during the fiscal years ended January 31, 2000 and 1999 were $12,900,000 and $12,800,000, respectively, and the average interest rates during the periods were 7.3% and 7.1%, respectively.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998


NOTE F - STOCKHOLDERS' EQUITY AND STOCK OPTIONS

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

     The Company's 1986 Incentive and Nonstatutory Stock Option Plan (the "Plan") provides for the granting of incentive stock options and nonstatutory options. The Plan provides for the grant of options to key employees and independent sales representatives to purchase up to 400,000 shares of the Company's common stock, upon terms and conditions determined by a committee of the Board of Directors, which administers the plan. Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders).

     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share as reported would be reduced for the years ended January 31, 1999 and 1998 to the pro forma amounts indicated below:

                                               1999              1998
                                            -----------    --------------
      Net income
          As reported                        $2,080,085        $1,599,874
          Pro forma                           2,073,495         1,584,144
      Basic earnings per common share
          As reported                              $.79              $.63
          Pro forma                                 .79               .62
      Diluted earnings per common share
          As reported                              $.77              $.61
          Pro forma                                 .77               .60

     The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 1999 and 1998, respectively: expected volatility of 60% and 52%; risk-free interest rates of 5.6% and 6.5%; and expected life of six years for all periods.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998


NOTE F (continued)

     Additional information with respect to the Company's plans for the fiscal years ended January 31, 2000, 1999 and 1998 is summarized as follows:

                                                                                          2000
                                                            ----------------------------------------------------------------
                                                                  Directors' Plan                             Plan
                                                            ----------------------------          --------------------------
                                                                               Weighted-                           Weighted-
                                                               Number           average           Number           average
                                                                 Of            exercise             of             exercise
                                                               Shares            price            shares             price
                                                               ------            -----            ------             -----
      Shares under option
         Outstanding at beginning of year                      8,000              $4.81            52,500           $3.06
                                                               -----                               ------

         Outstanding and exercisable at end of year            8,000               4.81            52,500            3.06
                                                               =====                               ======

      Weighted-average remaining contractual
         life of options outstanding                          2.6 years                          5 years

                                                                                          1999
                                                            ----------------------------------------------------------------
                                                                   Directors' Plan                          Plan
                                                            ----------------------------          --------------------------
                                                                               Weighted-                          Weighted-
                                                               Number           average           Number           average
                                                                 Of            exercise             of            exercise
                                                              Shares              price           shares             price
                                                             --------       --------------       ---------     -----------
      Shares under option
         Outstanding at beginning of year                     10,000            $  3.85             99,528          $2.77
         Granted                                               1,000              10.75            -                  -
         Exercised                                            (3,000)              3.58            (47,028)          2.47
                                                             -------                               -------

         Outstanding and exercisable at end of year            8,000               4.81             52,500           3.06
                                                             =======                               =======

      Weighted-average remaining contractual
          life of options outstanding                         3.6 years                            6 years

      Weighted-average fair value per share
         of options granted during 1999                                         $  6.59                               -

                                       17

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998


 NOTE F (continued)

                                                                                      1998
                                                       ----------------------------------------------------------------
                                                             Directors' Plan                            Plan
                                                       ----------------------------          -------------------------
                                                                          Weighted-                          Weighted-
                                                          Number           average           Number           average
                                                            Of            exercise             of            exercise
                                                         Shares              price           shares             price
                                                        --------       --------------       ---------     -----------
      Shares under option
         Outstanding at beginning of year                18,000              $1.90            150,000          $2.36
         Granted                                          7,000               3.78            -                  -
         Exercised                                      (10,000)              1.44            (50,472)          1.54
         Expired                                         (5,000)              1.56            -                  -
                                                       --------                         -------------

         Outstanding and exercisable at end of year      10,000               3.85             99,528           2.77
                                                        =======                              ========

      Weighted-average remaining contractual
         life of options outstanding                     4.5 years                         3.5 years

      Weighted-average fair value per share
         of options granted during 1998                                      $2.25                               -

     Summarized information about stock options outstanding under the two plans at January 31, 2000 is as follows:

                                                              Options outstanding and exercisable
                                                   --------------------------------------------------------
                                                                           Weighted-
                                                     Number                 average
                                                   Outstanding             remaining              Weighted-
                                                       at                 contractual              average
         Range of                                    January                life in               exercise
      exercise prices                               31, 2000                 years                  price
      ---------------                             -------------           -----------            ----------
      $2.25 - $3.38                                    21,500                3.90                  $2.39
       3.39 -   5.12                                   38,000                5.10                   3.61
          10.75                                         1,000                4.50                  10.75
                                                       ------

      $2.25 - $10.75                                   60,500                4.69                   3.29
                                                       ======

                                       18

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998



NOTE G - INCOME TAXES

     The provision for income taxes is summarized as follows:

                                                                                      Year ended January 31,
                                                                      --------------------------------------------------
                                                                         2000                 1999               1998
                                                                      -----------         -----------         ----------
      Current
         Federal                                                       $ 756,000           $1,116,000        $   938,000
         State                                                           100,000               97,000            105,000
                                                                        --------          -----------         ----------

                                                                         856,000            1,213,000          1,043,000

      Deferred                                                           (95,000)             (71,000)           (53,000)
                                                                         -------          -----------        -----------

                                                                       $ 761,000           $1,142,000        $   990,000
                                                                        ========            =========         ==========

     The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                                                     Year ended January 31,
                                                                        ----------------------------------------------
                                                                          2000                1999               1998
                                                                        ---------           ---------           ------
      Statutory rate                                                     34.0%                34.0%               34.0%
      State income taxes, net of Federal tax benefit                      2.7                  2.0                 2.7
      Nondeductible expenses                                               .8                   .3                  .5
      Foreign operating results generating no current tax
          (provision) benefit                                            (2.4)                 (.6)                2.5
      Change in deferred assets                                          (3.8)                                    (2.0)
      Other                                                               (.5)                 (.3)                 .5
                                                                       ------                  ----             ------

      Effective rate                                                     30.80%               35.4%               38.2%
                                                                         =====                ====                ====

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998



 NOTE G (continued)

     The tax effects of temporary differences which give rise to deferred tax assets at January 31, 2000 and 1999 are summarized as follows:

                                                                                                     January 31,
                                                                                          ------------------------------
                                                                                            2000                 1999
                                                                                          ---------            ---------
       Deferred tax assets
           Inventories                                                                      $385,000             $265,000
           Net operating loss carryforward - foreign subsidiaries                             89,000              102,000
           Accounts receivable                                                                76,000               75,000
           Accrued compensation and other                                                    111,000              125,000
                                                                                             -------              -------

              Gross deferred tax assets                                                      661,000              567,000
                                                                                             -------              -------

       Deferred tax liabilities
           Depreciation                                                                       55,000               56,000
                                                                                            --------             --------

              Gross deferred tax liabilities                                                  55,000               56,000
                                                                                            --------             --------

              Net deferred tax asset                                                        $606,000             $511,000
                                                                                             =======              =======

     Net operating loss carryforwards of $255,000 applicable to the foreign subsidiaries expire in fiscal 2002 through 2007.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998


 NOTE H - BENEFIT PLANS

     Defined Benefit Plan

     The Company has a frozen defined benefit pension plan that covers former employees of an acquired entity. The Company's funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary.

     The following table sets forth the plan's funded status for the fiscal years ended January 31:

                                                                                            2000                1999
                                                                                         ----------          -------
      Change in benefit obligation
      Benefit obligation at beginning of year                                             $ 960,634           $ 917,791
      Service cost                                                                            1,613               1,613
      Interest cost                                                                          70,579              67,649
      Actuarial (gain)loss                                                                  (32,185)              5,202
      Benefits paid                                                                         (39,149)            (31,621)
                                                                                          ----------          ---------

      Benefit obligation at end of year                                                   $ 961,492           $ 960,634
                                                                                           ========            ========

      Change in plan assets
      Fair value of plan assets at beginning of year                                      $ 445,872           $ 467,354
      Actual return on plan assets                                                           87,626              (1,779)
      Employer contributions                                                                  8,500              11,918
      Benefits paid                                                                         (39,149)            (31,621)
                                                                                          ----------          ---------

      Fair value of plan assets at end of year                                            $ 502,849           $ 445,872
                                                                                           ========            ========

      Funded status (underfunded)/accrued pension liability                               $(458,643)          $(514,762)
                                                                                            =======            ========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998



NOTE H (continued)

     The components of net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                                           2000                1999                1998
                                                         ---------          ----------          -------
       Service cost                                      $   1,613           $   1,613           $   1,613
       Interest cost                                        70,579              67,649              63,772
       Actual return on plan assets                        (87,626)              1,779             (16,168)
       Net amortization and deferral                        62,896             (39,469)            (10,771)
                                                           -------             -------             -------

       Net periodic pension cost                          $ 47,462            $ 31,572            $ 38,446
                                                           =======             =======             =======

     An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 2000, approximately 83% of the plan's assets was held in mutual funds invested primarily in equity securities, 7% was invested in equity securities and debt instruments and 10% was invested in money market and other instruments.

     Defined Contribution Plan

     Pursuant to the terms of the Company's 401(k) plan, substantially all U.S. employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 15% of the employee's compensation. The Company made discretionary contributions of $57,642, $55,332 and $18,950 in the fiscal years ended January 31, 2000, 1999 and 1998 respectively.


 NOTE I - MAJOR SUPPLIER

     The Company purchased approximately 74% of its raw materials from one supplier under licensing agreements for each of the years ended January 31, 2000, 1999 and 1998. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources; although, the Company's competitive position in the marketplace could be affected.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998



NOTE J - COMMITMENTS AND CONTINGENCIES

     1.  Employment Contracts

         The Company has employment contracts with three principal officers expiring through January 2003. Such contracts are automatically renewable for one- or two-year terms unless, 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate base remuneration of $612,500, $215,000 and $215,000 for the fiscal years ended January 31, 2001, 2002 and 2003, respectively.

     2.  Leases

         The Company leases the majority of its premises under various operating leases expiring through fiscal 2005. The leases for the manufacturing facilities (located in Decatur, Alabama) are with two partnerships whose partners are principal officers and stockholders of the Company. One lease expires on August 31, 2004 and requires annual payments of approximately $365,000 plus certain operating expenses and the second lease expires on May 31, 2004 and requires annual payments of $199,104 plus certain operating expenses. The Company also leases one customer service facility pursuant to a one-year lease (renewable at the Company's option for four additional one-year terms), from an officer of the Company. Monthly payments are $1,500. In addition, the Company has several operating leases for machinery and equipment.

         The Company has a one-year lease with a related partnership for a manufacturing facility in the People's Republic of China. The related lessor is a partnership in which the Company's directors, one officer and four employees hold partnership interests. This related party leasing arrangement requires monthly payments of approximately $4,081.

         Total rental expense under all operating leases is summarized as follows:

                                                            Total        Rentals
                                            Gross         Sublease       paid to
                                           rental          Rental        related
                                           expense         income        parties
                                          --------        -------       --------
         Year ended January 31,
            2000                          $808,852        $10,578       $545,136
            1999                           643,174          4,611        402,096
            1998                           621,162          9,704        405,120

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2000, 1999 and 1998



 NOTE J (continued)

         Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 2000 are summarized as follows:

                       Year ending January 31,
                          2001                                 $   794,000
                          2002                                     719,000
                          2003                                     632,000
                          2004                                     607,000
                          2005                                     282,000
                                                                ----------

                                                                $3,034,000
                                                                ==========

         Certain leases require additional payments based upon increases in property taxes and other expenses.

     3.  Services Agreement

         Pursuant to the terms of a services agreement with an affiliated entity, principally owned by a principal officer and stockholder of the Company, the affiliate provided professional and/or skilled labor to the Company, as needed, at contractual rates of compensation. Such agreement was cancelable by either the Company or the affiliate upon thirty-days' written notice. Costs incurred by the Company in connection with such agreement aggregated $509,000 and $552,000 for the fiscal years ended January 31, 1999 and 1998, respectively. This agreement was terminated as of February 1, 1999.

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS







               Column A                    Column B                  Column C                   Column D         Column E
               --------                    --------                  --------                   --------         --------

                                                                      Additions
                                                            ----------------------------
                                           Balance at       Charged to        Charged to                        Balance at
                                           beginning        costs and           other                             end of
                                            of period        expenses         accounts        Deductions          period
                                           -----------      ----------       -----------      ----------        ---------

Year ended January 31, 2000
    Allowance for doubtful
      accounts (a)                          $200,000          $20,700                          $20,700 (b)      $200,000
                                             =======           ======                           ======           =======

Year ended January 31, 1999
    Allowance for doubtful
      accounts (a)                          $203,000          $60,263                          $63,263 (b)      $200,000
                                             =======           ======                           ======           =======

Year ended January 31, 1998
    Allowance for doubtful
      accounts (a)                          $150,000          $69,421                          $16,421 (b)      $203,000
                                             =======           ======                           ======           =======


(a)  Deducted from accounts receivable.
(b)  Uncollectible accounts receivable charged against allowance.