Form 10-K, Exhibit 13
period 2001-01-31
LAKELAND INDUSTRIES INC
filed 2001-04-30
CIK 798081

[LOGO] Lakeland
       Industries, Inc.

Corporate Headquarters
711-2 Koehler Avenue
Ronkonkoma, NY  U.S.A.11779-7410
Tel: 631-981-9700
Fax: 631-981-9751
E-Mail: info@lakeland.com
Internet: http://www.lakeland.com



                                   [GRAPHIC]





                                                Lakeland Industries, Inc.
                                                2001 ANNUAL REPORT AND FORM 10-K

                                   [GRAPHIC]



Safety. It's elusive, and often changing.

Lakeland Industries, Inc. strives to make quality products that keep safety in hand. Our goal is to make sure that the work force of America goes home, safe and sound, ready for another day.

contrasts...

[PHOTO]

To put your all into your job has always been a trait of the American worker. The work was often simple, but tough, and sometimes dangerous. Even one generation back, employees didn't enjoy the protection and production-enhancing peace of mind lent by modern, quality protective clothing.

     The total number of injury cases reported per 100 employees has dropped by nearly 50% from 1973-1999.

[PHOTO]

In contrast, today's work environment can be highly technical and complicated. Dangers from chemicals, vapors and particles that are inhaled are factors that were not present in the workplace of yesteryear. Employees are protected by a multitude of regulations and requirements. Among the new advances is the clothing worn on the job, with Lakeland at the forefront of protective clothing design and development.

costs...

In the Roaring Twenties, gloveless, bare-faced workers operated grinding mills and inhaled lungs full of all kinds of harmful particles. Both health and economic costs were high.

[PHOTO]

     Among all operators and fabricators from 1992 to 1999, injury and illness cases have decreased 24.2%.

[PHOTO]

Lakeland's limited-use and disposable garments keep particulates away from those who grind, mill and spray. Our low cost limited use garments let employees work easily and safely. These days, they're covered correctly, particularly by Lakeland.

Encapsulated suits offer reliable protection against today's workplace chemicals. These suits are disposable and do away with the expensive and risky practice of decontamination and re-use. Hot zones are set up around a contaminated area, which utilize various chemical protective garments. Lakeland is a leader in the development of chemical protective clothing products. In Lakeland garments, people are safer.

[PHOTO]

dangers...

     Among lost work time injuries and illnesses recorded by the Bureau of Labor, the number for chemical burns dropped 4,100 cases from 1993 to 1999. Part of this encouraging decrease is due to proper protective clothing.

[PHOTO]

Exposed skin spelled danger and sometimes disaster years ago. Knowledge of how chemicals reacted to our bodies was at best minimal.

This photo, taken during World War II years, is mute testimony to the patterns of negligence that occurred at the time. The gloveless worker is taking an awful risk with her fingers and hands.

[PHOTO]

patterns...

[PHOTO]

Today, Lakeland materials and glove patterns are designed for maximum grip on the job at hand. Cut resistance can be built into the arm and hand protective product, while the glove dots provide grip while protecting workers' precious hands.

[PHOTO]

The man with the ladle is wearing a hat, goggles, gloves and shin guards, while handling molten steel. A lack of heat and respiratory protection made injuries commonplace.

Technology has made it possible to design protective garments that drop injuries substantially in high risk work areas. This kiln worker is completely protected by aluminized heat protective clothing from head to foot. Air conditioned vests keep him cool physically and mentally. Dressing for the job is now part of the job.

[PHOTO]

Because more and more hot-spot workers are wearing quality protective gear, the number of lost-work time heat burns and scalds was reduced by 10,600 cases from 1993 to 1999.

technology...

science...

[PHOTO]

It was white shirts, trousers and ties for the "angels of mercy" in times past. The science of healing was unexposed to many of the deadly germs and bacteria that are threatening lives in the world of today.

[PHOTO]

The science of healing has been joined by the science of protection for the medical work force. Bloodborne pathogen protective wear is a must, along with splash resistance, high visibility, and comfort.

1930's turnout gear was "whatever." Street clothes were often used, and the turnout gear that existed at the time made advancing upon a fire a very uncomfortable task.

[PHOTO]

advances...

[PHOTO]

Turnout gear design has advanced into a highly specialized craft. Lightweight materials that offer superior protection greatly reduce the risk to fire injuries.

     One of the main causes of injuries to fire fighters is heat exhaustion. Lakeland is at the forefront of turnout gear design and is striving to reduce turnout gear weight.

Dear Fellow Shareholders,

Once again, it is with great pleasure that I extend a warm welcome to each of you, and do so on behalf of every Lakeland employee. Thanks to their dedication to the Company's many and diverse tasks, Lakeland has increased its sales for the sixth consecutive year.

Revenues for the year just ended were $76.1 million compared to last year's $58.6 million; an increase of approximately 30 percent. I must report, however, that earnings decreased from $1.7 million to $1.1 last year, a reduction of 36 percent.

Most of this decline in earnings came in the second half of the year and was attributable to several factors. First was the continued increase in Federal Reserve interest rates, the full impact of which arrived in the third and fourth quarters. A second factor was an irrational - some in the industry have used the term vicious - round of price cutting in the market during the third and, particularly, in the fourth quarter. In order to stay in the game and stave off the loss of business, we met this pressure cooker situation wherever possible. This strategy enabled us to keep our distributor system intact, while watching a major competitor go out of business in January, the final month of our fiscal year. We raised prices beginning February1, and expect them to take hold during the early part of fiscal 2002.

The third factor that negatively influenced earnings was the conversion of our Fyrepel manufacturing from a contractor operation to an integral part of our St. Joseph, Missouri facility. This was necessary because the contractor we were using did not want to become registered for ISO 9000, which is demanded for NFPA (National Fire Protection Association) certification. At midyear, we moved all of the production equipment and inventory to St. Joseph and began the critical task of interviewing, hiring and training personnel to operate in what amounted to virtually a new factory. Those startup costs are now behind us, and we anticipate a very aggressive sales program on the fire garment line during this upcoming year.

Finally, due to the change in factory location, an inordinate amount of testing by outside certification laboratories, such as UL Laboratories, was done to ensure that the garments produced met all of the specifications required by various government agencies as well as our own stringent quality levels.

In spite of these additional hits upon earnings, we weathered the storm and enjoyed a successful year. The additional costs have been written off rather than capitalized. Pricing in our main markets appear to have stabilized and Federal Reserve rates have receded, which suggests that fiscal 2002 will be yet another successful year for Lakeland.

Once again, I want to thank all of our employees, shareholders and, of course, our hardworking Board of Directors for the confidence and guidance that they have given to us during the past year.

Sincerely,



Raymond J. Smith
President
Lakeland Industries, Inc.

                             SELECTED FINANCIAL DATA

               (In thousands, except per share and share amounts)

                                             For the Years Ended January 31,
                                    2001       2000       1999       1998       1997
                                 ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:

Net sales                          $76,108    $58,644    $54,655    $47,263    $41,792
Gross profit                        11,310     10,488     10,374      9,195      7,237
Operating expenses                   8,619      7,191      6,451      6,157      5,212
Operating profit                     2,691      3,297      3,923      3,038      2,024
Income before income taxes           1,485      2,509      3,222      2,590      1,576
Net income                           1,123      1,748      2,080      1,600      1,063

Earnings per share - Basic (1)        $.42       $.66       $.79       $.63       $.42
                                      ====       ====       ====       ====       ====

Earnings per share - Diluted (1)      $.42       $.65       $.77       $.61       $.41
                                      ====       ====       ====       ====       ====

Weighted average common
  shares outstanding:
    Basic                        2,645,446  2,653,950  2,642,170  2,558,541  2,550,000
    Diluted                      2,667,161  2,673,449  2,690,920  2,627,425  2,609,700

BALANCE SHEET DATA (at end of year):

Working capital                    $16,047    $15,909    $12,403    $18,903    $14,018
Total assets                        38,628     34,770     27,160     25,812     18,573
Current liabilities                 20,052     16,551     12,915      5,007      2,920
Long-term liabilities                1,981      2,759        465      9,217      5,746
Stockholders' equity               $16,537    $15,405    $13,725    $11,518     $9,825

----------
(1) Earnings per share has been restated in accordance with SFAS No. 128, "Earnings Per Share".

CAUTIONARY STATEMENTS
--------------------------------------------------------------------------------

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

Overview
--------

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

Result of Operations
--------------------

     The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                 Years Ended January 31,
                                                2001       2000       1999
                                             ---------  ---------  ---------
Revenues                                       100.0%     100.0      100.0%
Cost of Goods Sold                              85.1       82.1       81.0
Selling, general and administrative expenses    11.3       12.3       11.8
Depreciation and amortization expense             .9        1.0        1.0
Operating profit                                 3.5        5.6        7.2
Interest expense, net                            1.6        1.4        1.3
Income tax expense                                .48       1.3        2.1

   Net income                                    1.5        3.0        3.8
EBITDA margin (1)                                4.5        6.7        8.2

----------
(1) EDITDA (earnings before interest, taxes, depreciation and amortization) margin represents EBITDA expressed as a percentage of revenues.


Fiscal Year Ended January 31, 2001 compared to Fiscal Year Ended January 31,
2000
--------------------------------------------------------------------------------

     Net Sales. Net sales for the year ended January 31, 2001 increased $17,464,000 or 29.8% to $76,108,000 from $58,644,000 for the year ended January
31, 2000. The increase in sales was principally attributable to the Company's ability to increase its production capacity, maintain adequate inventory levels, and to the withdrawal of a major competitor from the TyvekTM markets, in which the Company secured certain business. The Company initiated a sales price increase effective with the commencement of fiscal 2002, which stimulated sales during the last month of fiscal 2001.

     Gross Profit. Gross profit for the year ended January 31, 2001 increased by $822,000, or 7.8% to $11,310,000, or 14.9% of net sales, from $10,488,000, or
17.9% of net sales, for the year ended January 31, 2000. The gross profit percentage decreased as a result of an increase in the cost of raw materials (from a major supplier [and now competitor] in February 2000) without a corresponding increase in selling prices. This was partially offset by manufacturing efficiencies (due to the use of automated equipment) and to higher sales volume. Competition increased during the second half of the year ended January 31, 2001, most severely in the fourth quarter as the industry's newest competitor lowered prices to gain market share. In most cases, the Company was forced to meet the competition. The second half of fiscal 2001 was also negatively affected by the relocation of manufacturing from an independent contractor to the company's facility in Missouri.

     Operating Expenses. Operating expenses for the year ended January 31, 2001 increased by $1,428,000 or 19.9%, to $8,619,000, or 11.3% of net sales, from
$7,191,000, or 12.3% of net sales, for the year ended January 31, 2000. The increase in operating expenses is pricipally as a result of higher cost of freight, sales commissions, travel and show participation anduse of temporary help due to higher sales volume, and also to increased medial expense, research and development expense.

     Interest Expense. Interest expense for the year ended January 31, 2001 increased by $426,000, or 52% to $1,248,000 from $821,000 for the year ended January 31, 2000. Interest expense increase was principally due to higher interest costs reflecting and increase in average borrowings under the Company's credit facility and to increasing interest rates.

     Income Tax Expense. The effective tax rate for the year ended January 31, 2001 and 2000 of 24.4% and 30.3% respectively, deviates from the Federal statutory rate of 34%, mainly attributable to differing foreign tax rates and exemptions as well as to state income taxes.

     Net Income. As a result of the foregoing, net income for the year ended January 31, 2001 decreased by $625,000 to $1,123,000 from $1,748,000 for the year ended January 31, 2000.

Fiscal Year Ended January 31, 2000 compared to Fiscal Year Ended January 31,
1999
--------------------------------------------------------------------------------

     Net Sales. Net sales for the year ended January 31, 2000 increased $3,989,000 or 7.3% to $58,644,000 from $54,655,000 for the year ended January
31, 1999. The increase in sales was principally attributable to the Company's ability to increase its production capacity and maintain higher inventory levels.

     Gross Profit. Gross profit for the year ended January 31, 2000 increased by $1,114,000, or 1.1% to $10,488,000, or 18% of net sales, from $10,374,000, or
19% of net sales, for the year ended January 31, 1999. Gross profit was consistent between years as a result of global manufacturing efficiencies, however, the current year was negatively affected by relocation and expansion which temporarily decreased these efficiencies. The industry is highly competitive and margins (historically and) in the current year were vulnerable to erosion resulting from new competition reduced selling prices.

     Operating Expenses. Operating expenses for the year ended January 31, 2000 increased by $740,000 or 11.5%, to $7,191,000, or 12.3% of net sales, from $6,451,000, or 11.8% of net sales, for the year ended January 31, 1999. Operating expenses as a percentage of net sales decreased to 12.3%, from 11.8% as a result of increased sales volume. The increase in operating expenses was mainly attributable to greater payroll expenses, increased sales commissions and increased freight out, and the addition of in-house regional sales managers.

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

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

     Liquidity and Capital Resources.The Company's working capital is equal to $16,047,000 at January 31, 2001. The Company's primary sources of funds for conducting its business activities have been from cash flow provided by operations and borrowings under its credit facilities. The Company requires liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with sales growth and, to a lesser extent, for capital expenditures.

     Net cash provided by operating activities was $412,000 for the year ended January 31, 2001 and was due primarily to the increase in inventories of $243,000, and accounts receivable of $2,509,000, and other current assets of $800,000, offset by the increase in accounts payable of $2,248,000 and net income from operations of $1,123,000.

     Net cash provided by financing activities of $473,000 was primarily attributable to net borrowings during the year in connection with the term loan and revolving credit facility.

     The revolving credit facility permits the Company to borrow up to a maximum of $14 million. The revolving credit agreement expires on October 31, 2001, and has therefore been classified as a short-term liability in the accompanying balance sheet at January 31, 2001. Borrowings under the revolving credit facility amounted to approximately $12,335,000 at January 31, 2001. The maturity date on the five year $3 million term-loan agreement entered into in November 1999 has been accelerated to expire on March 31, 2003.

     The Company believes that cash flow from operations and the revolving credit facility will be sufficient to meet its currently anticipated operating, capital expenditures and debt service requirements for at least the next 12 months.

Foreign Currency Activity
-------------------------

     The Company's foreign exchange exposure is principally limited to the relationship of the U.S. Dollar to the Mexican Peso, Canadian Dollar and the Chinese RMB.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------------------

Market Risk
-----------

     The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company seeks to limit, to the extent possible its non-U.S. dollar denominated purchases and sales. Foreign exchange risk occurs principally only with regard to Canadian subsidiary sales.

Foreign Exchange Risk Management
--------------------------------

     As a multinational corporation, the Company is exposed to changes in foreign exchange rates. As the Company's non-denominated U.S. dollar international sales grow, exposure to volatility in exchange rates could have an adverse impact on the Company's financial results. The Company's risk from exchange rate changes is presently related to non-dollar denominated sales in Canada.

Interest Rate Risk
------------------

     The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based upon LIBOR or 30 day commercial paper interest rates. At January 31, 2001, $14,435,000 was outstanding under the term-loan and revolving credit facilities. Changes in the above described interest rates during fiscal 2001 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in one or both of the above rates will increase or decrease interest expense for the Company by approximately $145,000. Each 1% fluctuation in interest rates earned would not increase or decrease interest income on these deposits by a significant amount.

Unaudited Quarterly Results of Operations (in thousands, except for per share amounts.
--------------------------------------------------------------------------------

Fiscal Year Ended January 31, 2001:
                                       1/31/01    10/31/00   7/31/00    4/30/00
                                       -------    --------   -------    -------
Net Sales                              $20,130    $15,762    $18,109    $22,107
Cost of Sales                           17,802     13,353     14,890     18,753
                                       -------    --------   -------    -------
Gross Profit                           $ 2,328    $ 2,409    $ 3,219    $ 3,354
                                       =======    =======    =======    =======
Net Income (loss)                      $   (64)   $   150    $   376    $   661
                                       =======    =======    =======    =======
Basic and Diluted income
 per common share:
Basic                                  $  (.03)   $  0.06    $  0.14    $  0.25
                                       =======    =======    =======    =======
Diluted                                $  (.03)   $  0.06    $  0.14    $  0.25
                                       =======    =======    =======    =======

Fiscal Year Ended January 31, 2000:    1/31/00    10/31/99   7/31/99    4/30/99
                                       -------    --------   -------    -------
Net Sales                              $15,559    $13,688    $13,941    $15,456
Cost of Sales                           12,617     10,917     11,758     12,864
                                       -------    --------   -------    -------
Gross Profit                           $ 2,942    $ 2,771    $ 2,183    $ 2,592
                                       =======    =======    =======    =======
Net Income (loss)                      $   648    $   510    $    86    $   504
                                       =======    =======    =======    =======
Basic and Diluted income
 per common share:
Basic                                  $  0.25    $  0.19    $  0.03    $  0.19
                                       =======    =======    =======    =======
Diluted                                $  0.24    $  0.19    $  0.03    $  0.19
                                       =======    =======    =======    =======

MARKET FOR THE REGISTRANT'S COMMON STOCK
AND RELATED STOCKHOLDER MATTERS
--------------------------------------------------------------------------------

    The Common Stock is listed on the Nasdaq National Market under the symbol "LAKE". The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market. The Company has a January 31, fiscal year end.

                                                               Price Range
                                                             of Common Stock
                                                          ---------------------
                                                           High          Low
                                                          ---------------------
Fiscal 2000
First Quarter ended April 30, 1999.....................   $6 3/4       $4
Second Quarter ended July 31, 1999.....................    6 3/4        4 3/4
Third Quarter ended October 31, 1999...................    7 3/8        2 7/8
Fourth Quarter ended January 31, 2000..................    4 3/4        2 15/16

Fiscal 2001
First Quarter ended April 30, 2000.....................    4 3/4       $3 3/4
Second Quarter ended July 31, 2000.....................    7 1/2        5 3/8
Third Quarter ended Oct. 31, 2000......................    6 1/2        4 3/4
Fourth Quarter ended January 31, 2001..................    5 1/4        3 3/8
First Quarter Fiscal 2002 (through April 20, 2001).....    5            4 1/32

     As of April 17, 2001, there were approximately 94 record holders of shares of Common Stock. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1.0 million shares are held in "street" name by Cede & Co., a large financial clearing house.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
  Lakeland Industries, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Lakeland Industries, Inc. and Subsidiaries (the "Company") as of January 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended January 31, 2001. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.


/s/ Grant Thornton LLP
GRANT THORNTON LLP


Melville, New York
April 6, 2001

                            Lakeland Industries, Inc.
                                and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                                                               January 31,
                                                           2001          2000
                                                        -----------   -----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                             $   784,578   $   650,541
  Accounts receivable, net of allowance for doubtful
   accounts of $221,000 and $200,000 at January
   31, 2001 and 2000, respectively                       10,858,288     8,379,477
  Inventories                                            22,710,083    22,467,395
  Prepaid income taxes                                      461,113        52,434
  Deferred income taxes                                     624,000       661,000
  Other current assets                                      660,777       249,264
                                                        -----------   -----------
      Total current assets                               36,098,839    32,460,111
PROPERTY AND EQUIPMENT, NET                               1,978,070     1,851,964
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS
   ACQUIRED, net of accumulated amortization
   of $276,000 and $256,000 at January 31, 2001
   and 2000, respectively                                   268,822       288,810
OTHER ASSETS                                                282,235       169,365
                                                        -----------   -----------
                                                        $38,627,966   $34,770,250
                                                        ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                      $ 6,490,447   $ 4,242,874
  Accrued compensation and benefits                         418,320       502,785
  Other accrued expenses                                    207,795       135,883
  Current portion of long-term debt                      12,935,416    11,669,681
                                                        -----------   -----------
      Total current liabilities                          20,051,978    16,551,223
LONG-TERM DEBT                                            1,499,207     2,300,000
PENSION LIABILITY                                           482,269       458,643
DEFERRED INCOME TAXES                                        58,000        55,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Preferred stock, $.01 par; 1,500,000 shares
    authorized; none issued
  Common stock, $.01 par; 10,000,000 shares
    authorized; 2,646,000 and 2,644,000 shares
    issued and outstanding at January 31, 2001
    and 2000, respectively                                   26,460        26,440

  Additional paid-in capital                              6,140,221     6,132,491
  Retained earnings                                      10,369,831     9,246,453
                                                        -----------   -----------
                                                         16,536,512    15,405,384
                                                        -----------   -----------
                                                        $38,627,966   $34,770,250
                                                        ===========   ===========

        The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                       CONSOLIDATED STATEMENTS OF INCOME


                                                Fiscal year ended January 31,
                                            2001           2000           1999
                                        -----------    -----------    -----------
Net sales                               $76,108,038    $58,644,181    $54,655,135
Cost of goods sold                       64,797,943     48,155,753     44,281,126
                                        -----------    -----------    -----------
  Gross profit                           11,310,095     10,488,428     10,374,009
                                        -----------    -----------    -----------
Operating expenses
  Selling and shipping                    4,825,331      4,177,171      3,334,609
  General and administrative              3,793,745      3,013,780      3,116,745
                                        -----------    -----------    -----------
    Total operating expenses              8,619,076      7,190,951      6,451,354
                                        -----------    -----------    -----------
    Operating profit                      2,691,019      3,297,477      3,922,655
                                        -----------    -----------    -----------
Other income(expense)
  Interest expense                       (1,247,708)      (821,333)      (773,714)
  Interest income                            26,595         25,716         46,176
  Other income - net                         15,472          7,346         26,968
                                        -----------    -----------    -----------
    Total other expense                  (1,205,641)      (788,271)      (700,570)
                                        -----------    -----------    -----------
    Income before income taxes            1,485,378      2,509,206      3,222,085
Income tax expense                         (362,000)      (761,000)    (1,142,000)
                                        -----------    -----------    -----------
    NET INCOME                          $ 1,123,378    $ 1,748,206    $ 2,080,085
                                        ===========    ===========    ===========
Net income per common share
  Basic                                        $.42           $.66          $. 79
                                               ====           ====          =====
  Diluted                                      $.42           $.65          $. 77
                                               ====           ====          =====
Weighted average common shares outstanding
  Basic                                   2,645,446      2,653,950      2,642,170
                                          =========      =========      =========
  Diluted                                 2,667,161      2,673,449      2,690,920
                                          =========      =========      =========


        The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

               Fiscal years ended January 31, 2001, 2000 and 1999

                                    Common stock      Additional
                                -------------------     paid-in    Retained
                                 Shares      Amount     capital    earnings        Total
                                ---------   -------   ----------  -----------  -----------
Balance, January 31, 1998       2,610,472   $26,105   $6,073,358  $ 5,418,162  $11,517,625

Net income                                                          2,080,085    2,080,085
Exercise of stock options          50,028       500      126,298                   126,798
                                ---------   -------   ----------  -----------  -----------
Balance, January 31, 1999       2,660,500    26,605    6,199,656    7,498,247   13,724,508

Net income                                                          1,748,206    1,748,206

Purchase and retirement
  of common stock                 (16,500)     (165)     (67,165)                  (67,330)
                                ---------   -------   ----------  -----------  -----------
Balance, January 31, 2000       2,644,000    26,440    6,132,491    9,246,453   15,405,384

Net income                                                          1,123,378    1,123,378
Exercise of stock options           2,000        20        7,730                     7,750
                                ---------   -------   ----------  -----------  -----------
Balance, January 31, 2001       2,646,000   $26,460   $6,140,221  $10,369,831  $16,536,512
                                =========   =======   ==========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                          Fiscal year ended January 31,
                                                        2001           2000          1999
                                                    ------------    -----------   -----------
Cash flows from operating activities
  Net income                                        $  1,123,378    $ 1,748,206   $ 2,080,085
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities
    Deferred income taxes                                 40,000        (95,000)      (71,000)
    Depreciation and amortization                        699,304        598,095       534,673
    Provision for bad debts                               30,176         20,700        60,263
    (Increase) decrease in operating assets
      Accounts receivable                             (2,508,987)    (1,656,836)      149,934
      Inventories                                       (242,688)    (6,356,485)     (252,858)
      Other current assets                              (799,556)       159,533      (236,785)
      Other assets                                      (187,882)       (20,823)      (18,808)
    Increase (decrease) in operating liabilities
      Accounts payable                                 2,247,573      2,787,684    (2,839,051)
      Accrued expenses and other liabilities              11,073        (43,480)       84,143
                                                    ------------    -----------   -----------
    Net cash provided by (used in)
     operating activities                                412,391     (2,858,406)     (509,404)
                                                    ------------    -----------   -----------
Cash flows from investing activities
  Purchases of property and equipment                   (751,046)    (1,049,124)     (388,393)
  Principal payments on note receivable                                               140,251
                                                    ------------    -----------   -----------
    Net cash used in investing activities               (751,046)    (1,049,124)     (248,142)
                                                    ------------    -----------   -----------
Cash flows from financing activities
  Net borrowings under credit agreements                 464,942      3,241,818     1,911,631
  Proceeds from exercise of stock options                  7,750                      126,798
  Purchase and retirement of common stock                               (67,330)
  Deferred financing costs                                              (52,500)      (67,500)
                                                    ------------    -----------   -----------
    Net cash provided by financing activities            472,692      3,121,988     1,970,929
                                                    ------------    -----------   -----------
    NET INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                134,037       (785,542)    1,213,383

Cash and cash equivalents at beginning of year           650,541      1,436,083       222,700
                                                    ------------    -----------   -----------
Cash and cash equivalents at end of year            $    784,578    $   650,541   $ 1,436,083
                                                    ============    ===========   ===========


        The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 2001, 2000 and 1999

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

1. Business
-----------

     Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of personal safety protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 2001, 2000 and 1999.

2. Principles of Consolidation
------------------------------

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

3. Revenue Recognition
----------------------

     Revenue is recognized upon shipment of goods to customers.

4. Inventories
--------------

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

5. Property and Equipment
-------------------------

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

6. Excess of Cost Over the Fair Value of Net Assets Acquired
------------------------------------------------------------

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

7. Income Taxes
---------------

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999

NOTE A(continued)
-----------------
8. Earnings Per Share
---------------------

     Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common shares. Diluted earnings per share are based on the weighted average number of common and potential common shares outstanding. The potential common shares for the years ended January 31, 2001, 2000 and 1999 were 21,715, 19,499 and 48,750, respectively, representing the dilutive effect of stock options. The diluted earnings per share calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the fiscal year. Options to purchase 5,000, 3,000 and 1,000 shares of the Company's common stock have been excluded from the computation of diluted earnings per share in 2001, 2000 and 1999, respectively, as their inclusion would have been antidilutive.

9. Statement of Cash Flows
--------------------------

     The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost. Foreign denominated cash and cash equivalents were $334,000 and $476,000 at January 31, 2001 and 2000, respectively.

     Supplemental cash flow information for the fiscal years ended January 31, is as follows:

                                 2001            2000             1999
                              ----------      ----------      ------------
Interest paid                 $1,238,448      $  783,664      $    771,294
Income taxes paid                688,412         693,456         1,387,778

10. Concentration of Credit Risk
--------------------------------

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

11. Foreign Operations and Foreign Currency Translation
-------------------------------------------------------

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

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999

NOTE A(continued)
-----------------
12. Use of Estimates
--------------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates include the allowance for doubtful accounts and inventory reserves. It is reasonably possible that events could occur during the upcoming year that could change such estimates.

13. Reclassifications
---------------------

     Certain prior year amounts have been reclassified to conform with the 2001 presentation.

NOTE B - INVENTORIES
--------------------

     Inventories consist of the following at January 31:

                                                     2001            2000
                                                  -----------    -----------
Raw materials                                     $ 4,088,498    $ 3,180,556
Work-in-process                                     6,467,779      5,538,608
Finished goods                                     12,153,806     13,748,231
                                                  -----------    -----------
                                                  $22,710,083    $22,467,395
                                                  ===========    ===========

NOTE C - PROPERTY AND EQUIPMENT
-------------------------------

     Property and equipment consist of the following at January 31:

                                    Useful life
                                    in years         2001            2000
                                    -----------   -----------    -----------
Machinery and equipment             3 - 10        $ 4,701,148    $ 3,993,315
Furniture and fixtures              3 - 10            261,737        255,790
Leasehold improvements              Lease term        703,958        666,692
                                                  -----------    -----------
                                                    5,666,843      4,915,797
Less accumulated depreciation and                  (3,688,773)    (3,063,833)
amortization                                      -----------    -----------
                                                  $ 1,978,070    $ 1,851,964
                                                  ===========    ===========

NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------

     The Company's principal financial instrument consists of its outstanding revolving credit facility and term loan. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rates approximate the current prevailing interest rate.

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)

                         January 31, 2001, 2000 and 1999



NOTE E - LONG-TERM DEBT
-----------------------

Long-term debt consist of the following at January 31:

                                             2001             2000
                                         -----------       -----------
Revolving credit facility                $12,335,416       $11,069,681
Term loan                                  2,099,207         2,900,000
                                         -----------       -----------
                                          14,434,623        13,969,681
Less current portion                      12,935,416        11,669,681
                                         -----------       -----------
Long-term debt                           $ 1,499,207       $ 2,300,000
                                         ===========       ===========


     During 1997, the Company entered into a $10,000,000 secured revolving credit facility (the "credit facility") with a financial institution with an initial expiration date of November 30, 1999. On May 1, 1998, the credit facility was increased to $13,000,000. Effective September 23, 1998, the credit facility was amended to provide for a temporary increase to $16,000,000 through August 31, 1999. Amounts outstanding under the $3,000,000 temporary credit facility were repaid on August 31, 1999. In November 1999, the $13,000,000 credit facility was renewed for one year, and a $3,000,000, five-year term loan (the "term loan") was entered into, which replaced the repaid temporary credit facility. In August 2000, the credit facility was increased to $14,000,000. Borrowings under the credit facility bore interest at a rate per annum equal to the one-month LIBOR or the 30-day commercial paper rate, as defined, plus 1.75%, with interest payable monthly. At January 31, 2001, interest on outstanding credit facility borrowings was based on the commercial paper rate option (7.3% at January 31, 2001). On March 9, 2001, the Company extended its agreement to October 31, 2001 and accelerated the term loan to expire in 24 months. In addition, the interest rate on the credit facility was changed to LIBOR or the 30-day commercial paper rate, as defined, plus 2.3%. The term loan is payable in monthly installments of $50,000, plus interest payable at the 30-day commercial paper rate plus 2.45% (8.0% at January 31, 2001) through March 2001; beginning April 2001, the monthly principal installments increase to $89,550. The credit facility and term loan are collateralized by substantially all the assets of the Company and guaranteed by certain of the Company's subsidiaries. The credit facility and term loan contain financial covenants, including, but not limited to, minimum levels of earnings and maintenance of minimum tangible net worth and other certain ratios at all times.

     The maximum amounts borrowed under the credit facility during the fiscal years ended January 31, 2001 and 2000 were $14,000,000 and $12,900,000, respectively, and the average interest rates during the periods were 8.1% and 7.3%, respectively.

NOTE F - STOCKHOLDERS' EQUITY AND STOCK OPTIONS
-----------------------------------------------

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

     The Company's 1986 Incentive and Nonstatutory Stock Option Plan (the "Plan") provides for the granting of incentive stock options and nonstatutory options. The Plan provides for the grant of options to key employees and independent sales representatives to purchase up to 400,000 shares of the Company's common stock, upon terms and conditions determined by a committee of the Board of Directors, which administers the plan. Options are granted at not less than fair market value (110 percent of fair market value as to incentive stock options granted to ten percent

                           Lakeland Industries, Inc.
                                and Subsidiaries

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)

                         January 31, 2001, 2000 and 1999


NOTE F(continued)
-----------------

stockholders) and are exercisable over a period not to exceed ten years (five years as to incentive stock options granted to ten percent stockholders).

     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share as reported would be reduced for the years ended January 31, 2001 and 1999 to the pro forma amounts indicated below:

                                        2001             1999
                                     ----------       ----------
Net income
  As reported                        $1,123,378       $2,080,085
  Pro forma                           1,116,338        2,073,495
Basic earnings per common share
  As reported                              $.42             $.79
  Pro forma                                 .42              .79
Diluted earnings per common share
  As reported                              $.42             $.77
  Pro forma                                 .42              .77


     The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 2001 and 1999: expected volatility of 55% and 60%, respectively; risk-free interest rate of 6.3% and 5.6%, respectively; expected dividend yield of 0.0% for all periods; and expected life of six years for all periods. No options were granted for the year ended January 31, 2000.

     Additional information with respect to the Company's plans for the fiscal years ended January 31, 2001, 2000 and 1999 is summarized as follows:


                                                        2001
                                      ----------------------------------------
                                        Directors' Plan            Plan
                                      --------------------   -----------------
                                                 Weighted-           Weighted-
                                      Number     average     Number  average
                                      of         exercise    of      exercise
                                      shares     price       shares  price
                                      ------     ---------   ------  ---------

Shares under option
  Outstanding at beginning of year     8,000      $4.81      52,500    $3.06
    Granted                            2,000       5.94
    Exercised                         (2,000)      3.88
                                       -----                 ------
  Outstanding and exercisable at end
   of year                             8,000       5.33      52,500     3.06
                                       =====                 ======

Weighted-average remaining contractual
 life of options outstanding         3.3 years               4 years

Weighted-average fair value per
 shares of options granted during 2001            $5.94

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999


NOTE F(continued)
-----------------
                                                       2000
                                      ----------------------------------------
                                        Directors' Plan            Plan
                                      --------------------   -----------------
                                                 Weighted-           Weighted-
                                      Number     average     Number  average
                                      of         exercise    of      exercise
                                      shares     price       shares  price
                                      ------     ---------   ------  ---------


Shares under option
  Outstanding at beginning of year      8,000      $4.81     52,500    $3.06

  Outstanding and exercisable at
   end of year                          8,000       4.81     52,500    $3.06

Weighted-average remaining contract-
 ual life of options outstanding      2.6 years              5 years



                                                        1999
                                      ----------------------------------------
                                        Directors' Plan            Plan
                                      --------------------   -----------------
                                                 Weighted-           Weighted-
                                      Number     average     Number  average
                                      of         exercise    of      exercise
                                      shares     price       shares  price
                                      ------     ---------   ------  ---------

Shares under option
  Outstanding at beginning of year    10,000      $ 3.85     99,528    $2.77
  Granted                              1,000       10.75         --       --
  Exercised                           (3,000)       3.58    (47,028)    2.47
                                      ------                -------

  Outstanding and exercisable at
   end of year                         8,000        4.81     52,500     3.06
                                      ======                =======

Weighted-average remaining contract-
 ual life of options outstanding     3.6 years               6 years

Weighted-average fair value per share
 of options granted during 1999                   $ 6.59                 --

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999


NOTE F(continued)
-----------------

     Summarized information about stock options outstanding under the two plans at January 31, 2001 is as follows:

                              Options outstanding and exercisable
                       ------------------------------------------------
                                            Weighted-
                          Number             average
                        Outstanding         remaining         Weighted-
                            at             contractual         average
   Range of               January            life in          exercise
exercise prices          31, 2001             years             price
---------------        -------------       -----------        ---------
$2.25 - $3.38             21,500              2.90             $ 2.39
3.39 - 5.94               38,000              4.45               3.71
10.75                      1,000              3.50              10.75
                          ------
$2.25 - $10.75            60,500              3.88               3.36
                          ======

NOTE G - INCOME TAXES
---------------------

     The provision for income taxes is summarized as follows:

                                           Year ended January 31,
                                 ------------------------------------------
                                   2001            2000             1999
                                 --------        --------        ----------
     Current
       Federal                   $189,000        $756,000        $1,116,000
       State                       27,000         100,000            97,000
       Foreign                    106,000
                                 --------        --------        ----------
                                  322,000         856,000         1,213,000
       Deferred                    40,000         (95,000)          (71,000)
                                 --------        --------        ----------
                                 $362,000        $761,000        $1,142,000
                                 ========        ========        ==========


     The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                            Year ended January 31,
                                       -------------------------------
                                        2001         2000        1999
                                       ------       ------      ------
Statutory rate                          34.0%        34.0%       34.0%
State income taxes, net of Federal
 tax benefit                             1.2          2.7         2.0
Nondeductible expenses                   1.1           .8          .3
Foreign operating results generating
 no current tax provision              (12.5)        (2.4)        (.6)
Change in deferred assets                            (3.8)
Other                                     .6         (1.0)        (.3)
                                       ------       ------      ------
Effective rate                          24.4%        30.3%       35.4%
                                       ======       ======      ======

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999

NOTE G(continued)
----------------

     The tax effects of temporary differences which give rise to deferred tax assets at January 31, 2001 and 2000 are summarized as follows:

                                                    January 31,
                                            ---------------------------
                                              2001               2000
                                            --------          ---------
Deferred tax assets
Inventories                                 $391,000           $385,000
Net operating loss carryforward - foreign     29,000             89,000
subsidiary
Accounts receivable                           84,000             76,000
Accrued compensation and other               120,000            111,000
                                            --------           --------
Gross deferred tax assets                    624,000            661,000
                                            --------           --------

Deferred tax liabilities
Depreciation                                  58,000             55,000
                                            --------           --------
Gross deferred tax liabilities                58,000             55,000
                                            --------           --------
Net deferred tax asset                      $566,000           $606,000
                                            ========           ========

     Net operating loss carryforwards of $83,000 applicable to its foreign subsidiary in Canada expire in fiscal 2003 through 2007.

NOTE H - BENEFIT PLANS
----------------------

     Defined Benefit Plan

     The Company has a frozen defined benefit pension plan that covers former employees of an acquired entity. The Company's funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary.

     The following table sets forth the plan's funded status for the fiscal years ended January 31:

                                              2001             2000
                                           ---------         ---------
Change in benefit obligation
----------------------------
Projected benefit obligation at
 beginning of year                         $ 961,492         $ 960,634
Service cost                                                     1,613
Interest cost                                 70,546            70,579
Actuarial (gain)loss                             874           (32,185)
Benefits paid                                (41,750)          (39,149)
                                           ---------         ---------
Projected benefit obligation at end
of year                                    $ 991,162         $ 961,492
                                           =========         =========

Change in plan assets
---------------------
Fair value of plan assets at beginning
 of year                                   $ 502,849         $ 445,872
Actual return on plan assets                  46,194            87,626
Employer contributions                         1,600             8,500
Benefits paid                                (41,750)          (39,149)
                                           ---------         ---------
Fair value of plan assets at end of year   $ 508,893         $ 502,849
                                           =========         =========
Funded status
-------------
Pension liability                          $(482,269)        $(458,643)
                                           =========         =========

                            Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999

NOTE H(continued)
-----------------

     The components of net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                       2001          2000         1999
                                     --------     ---------     ---------
Service cost                                      $   1,613     $   1,613
Interest cost                        $ 70,546        70,579        67,649
Actual return on plan assets          (46,194)      (87,626)        1,779
Net amortization and deferral          17,451        62,896       (39,469)
                                     --------     ---------     ---------
Net periodic pension cost            $ 41,803     $  47,462     $  31,572
                                     ========     =========     =========

     An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 2001, approximately 59% of the plan's assets was held in mutual funds invested primarily in equity securities, 29% was invested in equity securities and debt instruments and 12% was invested in money market and other instruments.

     Defined Contribution Plan

     Pursuant to the terms of the Company's 401(k) plan, substantially all U.S. employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 15% of the employee's compensation. The Company made discretionary contributions of $83,947, $57,642 and $55,332 in the fiscal years ended January 31, 2001, 2000 and 1999, respectively.

NOTE I - MAJOR SUPPLIER
-----------------------

     The Company purchased approximately 77% and 74% of its raw materials from one supplier under licensing agreements for the year ended January 31, 2001 and years ended January 31, 2000 and 1999, respectively. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources; although, the Company's competitive position in the marketplace could be affected.

NOTE J - COMMITMENTS AND CONTINGENCIES
--------------------------------------

     1. Employment Contracts

     The Company has employment contracts with four principal officers expiring through January 2003. Such contracts are automatically renewable for two-year terms unless 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate annual base remuneration of $747,500 and $350,000 for the fiscal years ended January 31, 2002 and 2003, respectively.

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

                           Lakeland Industries, Inc.
                                andSubsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2001, 2000 and 1999

NOTE J (continued)
-----------------

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

     Total rental expense under all operating leases is summarized as follows:

                                             Total           Rentals
                             Gross           sublease        paid to
                             rental          rental          related
                             expense         income          parties
                             -------         ------          -------
Year ended January 31,
        2001                 $817,366       $  2,144         $582,004
        2000                  808,852         10,578          545,136
        1999                  643,174          4,611          402,096


    Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 2001 are summarized as follows:


Year ending January 31,
       2002                $  791,869
       2003                   650,464
       2004                   624,711
       2005                   300,311
                           ----------
                           $2,367,355
                           ==========

     Certain leases require additional payments based upon increases in property taxes and other expenses.

     3. Services Agreement

     Pursuant to the terms of a services agreement with an affiliated entity, principally owned by a principal officer and stockholder of the Company, the affiliate provided professional and/or skilled labor to the Company, as needed, at contractual rates of compensation. Such agreement was cancelable by either the Company or the affiliate upon thirty-days' written notice. Costs incurred by the Company in connection with such agreement aggregated $509,000 for the fiscal year ended January 31, 1999. This agreement was terminated as of February 1, 1999.

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

CORPORATE INFORMATION
--------------------------------------------------------------------------------

Directors:
---------

Raymond J. Smith, Chairman
Christopher J. Ryan
John J. Collins, Jr.
Eric O. Hallman
Walter J. Raleigh

Officers:
--------

Raymond J. Smith, President

Christopher J. Ryan
  Executive Vice President, Secretary and
  General Counsel

James M. McCormick
  Vice President and Treasurer

Harvey Pride, Jr.
  Vice President, Manufacturing

Auditors:
--------

Grant Thornton LLP
Suite 3S01
One Huntington Quadrangle
Melville, NY 11747-4464

Transfer Agent:
--------------

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
NASDAQ symbol: LAKE

Executive Offices:
-----------------
711-2 Koehler Ave.
Ronkonkoma, NY 11779
(631) 981-9700

Subsidiaries:
------------

Lakeland Protective Wear, Inc.
Lakeland de Mexico S.A. de C.V.
Laidlaw, Adams & Peck, Inc.
Weifang Lakeland Safety Products,
  Co. Ltd.

     Exhibits to Lakeland Industries, Inc.'s fiscal 2001 Form 10 - K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

     ThermbarTM, Kut BusterTM, Grapolator Mock TwistTM, Safeguard "76"TM, Body GuardTM,, Zone GuardTM, RyTexTM, TomTexTM, DextraGardTM, ForcefieldTM, InterceptorTM, CheckmateTM, HeatexTM, PyrolonTM, Sterling HeightsTM, FyrepelTM, HighlandTM, ChemlandTM and UnilandTM are trademarks of Lakeland Industries, Inc. TyvekTM, VitonTM, BarricadeTM, NomexTM, Kevlar TM, DelrinTM, TyChemTM and TeflonTM are registered trademarks of E.I.DuPont de Nemours and Company. SaranexTM is a registered trademark of Dow Chemical. SpectraTM is a registered trademark of Allied Signal, Inc.