Form 10-K, Exhibit 13
period 2002-01-31
LAKELAND INDUSTRIES INC
filed 2002-05-01
CIK 798081

SELECTED FINANCIAL DATA

               (In thousands, except per share and share amounts)


                                                     For the Years Ended January 31,

                                             2002           2001           2000          1999            1998
                                             ----           ----           ----          ----            ----

INCOME STATEMENT DATA:
Net sales                               $   76,431     $   76,108     $   58,644     $   54,655     $   47,263
Gross profit                                13,137         11,310         10,488         10,374          9,195
Operating expenses                           9,549          8,619          7,191          6,451          6,157
Operating profit                             3,589          2,691          3,297          3,923          3,038
Income before income taxes                   2,816          1,485          2,509          3,222          2,590
Net income                                   1,970          1,123          1,748          2,080          1,600


Earnings per share - Basic              $      .74     $      .42     $      .66     $      .79     $      .63
                                        ==========     ==========     ==========     ==========     ==========

Earnings per share - Diluted            $      .73     $      .42     $      .65     $      .77     $      .61
                                        ==========     ==========     ==========     ==========     ==========
Weighted average common
 shares outstanding:
  Basic                                  2,663,600      2,645,446      2,653,950      2,642,170      2,558,541
  Diluted                                2,683,711      2,667,161      2,673,449      2,690,920      2,627,425


BALANCE SHEET DATA(at end of year):
Working capital                         $   16,766     $   16,047     $   15,909     $   12,403     $   18,903
Total assets                                42,417         38,628         34,770         27,160         25,812
Current liabilities                         22,778         20,052         16,551         12,915          5,007
Long-term liabilities                          609          1,981          2,759            465          9,217
Stockholders' equity                    $   18,727     $   16,537     $   15,405     $   13,725     $   11,518



                              AUTIONARY STATEMENTS
--------------------------------------------------------------------------------

     This report  includes  "forward-looking  statements"  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are all statements other than statements of historical fact included in this report, including, without limitation, the statements under the headings "Business", "Properties", "Legal Proceedings", "Market for Registrant's Common Stock and Related Stockholder Matters", and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, liquidity, capital resources and the Company's strategic alternatives, future capital needs, development and capital expenditures (including the amount and nature thereof), future net revenues, business strategies, competitive and supply relationships between the Company and its primary supplier, new products, government purchasing patterns and contracts and other plans and objectives of management of the Company for future operations and activities.

     We may use words such as "believe", "anticipate", "expect", "will", "intend", "estimate" and similar expressions to identify forward looking statements. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, and factors in the Company's other filings with the Securities and Exchange Commission (the "Commission"), general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Readers are cautioned that these statements are not guarantees of future performance, and that actual results or developments may differ materially from those projected in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

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

Overview
--------

     The Company derives the majority of its revenues from the sale of its TyvekTM disposable limited/use garments and secondarily from the sales of its cut and heat resistant gloves, woven reusable garments, heat and fire protective clothing, and chemical suits all to safety and mill supply distributors.

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

Result of Operations
--------------------

     The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                      Years Ended January 31,
                                                    2002        2001       2000
                                                    ----        ----       ----

   Revenues                                        100.0%      100.0%     100.0%
   Cost of Goods Sold                               82.8        85.1       82.1
   Selling, general and administrative expenses     12.5        11.3       12.3
   Depreciation and amortization expense              .8          .9        1.0
   Operating profit                                  4.7         3.5        5.6
   Interest expense, net                             1.1         1.6        1.4
   Income tax expense                                1.1          .48       1.3
   Net income                                        2.6         1.5        3.0
   EBITDA margin (1)                                 5.7         4.5        6.7

-------------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) margin represents EBITDA expressed as a percentage of revenues.

Fiscal Year Ended  January 31,  2002  Compared to Fiscal Year Ended  January 31,
2001
--------------------------------------------------------------------------------

     Net Sales.Net sales for the year ended January 31,2002 increased $323,000 or .42% to $76,431,000 from $76,108,000 for the year ended January 31, 2001. The small increase in sales was principally attributable to recessionary economic conditions, partially offset by a February 1, 2001 price increase in the Company's TyvekTM line of products.

     Gross Profit. Gross profit for the year ended January 31, 2002 increased by $1,827,000, or 16.2% to $13,137,000, or 17.2% of net sales, from $11,310,000, or
14.9% of net sales, for the year ended January 31, 2001. Gross profit as a percentage of sales increased by 2.3% due to increased selling prices, offset by an increase in the cost of raw materials (from a major supplier and competitor, DuPont) in February 2001, and a $150,000 reserve for a customs duty dispute related to the Company's Canadian subsidiary. It is anticipated that the reserve, set up in October 2001, will be adequate to cover future consulting charges and duty payments, if any.

     Operating Expenses. Operating expenses for the year ended January 31, 2002 increased by $929,000 or 10.8% to $9,548,000, or 12.5% of net sales, from $8,619,000, or 11.3% of net sales, for the year ended January 31, 2001. This increase was mainly due to higher freight costs, salaries and sales commissions, accrued bonus, insurance expense, and research and development expense. The Company paid $60,000 (during fiscal 2002) in consulting fees for representation to Canadian officials regarding the customs duty dispute mentioned above.

     Interest Expense. Interest expense for the year ended January 31, 2002 decreased by $366,000, or 29.5% to $882,000 from $1,248,000 for the year ended January 31, 2001. This decrease was principally due to a decrease in average borrowings under the Company's credit facility and to decreasing interest rates.

     Other Income, Net. Other income, net increased due to the receipt of $73,400 relating to the partial collection of an outstanding judgment.

     Income Tax Expense. The effective tax rate for the year ended January 31, 2002 and 2001 of 30 % and 24.4% respectively, deviates from the Federal statutory rate of 34%, mainly attributable to differing foreign tax rates and exemptions as well as to state income taxes.

     Net Income. As a result of the foregoing, net income for the year ended January 31, 2002, increased by $847,000 to $1,970,000 from $1,123,000 for the year ended January 31, 2001.

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

     Operating Expenses. Operating expenses for the year ended January 31, 2001 increased by $1,428,000 or 19.9%, to $8,619,000, or 11.3% of net sales, from
$7,191,000, or 12.3% of net sales, for the year ended January 31, 2000. The increase in operating expenses is principally as a result of higher cost of freight, sales commissions, travel and show participation and use of temporary help due to higher sales volume, and also to increased medical expense, research and development expense.

     Interest Expense. Interest expense for the year ended January 31, 2001 increased by $426,000, or 52% to $1,248,000 from $821,000 for the year ended January 31, 2000. Interest expense increase was principally due to higher interest costs reflecting an increase in average borrowings under the Company's credit facility and to increasing interest rates.

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

--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

     Liquidity and Capital Resources. The Company's working capital is equal to $16,766,000 at January 31, 2002. The Company's primary sources of funds for conducting its business activities have been from cash flow provided by operations and borrowings under its credit facilities. The Company requires liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with sales growth and, to a lesser extent, for capital expenditures.

     Net cash used in  operating  activities  was  $970,000  for the year  ended
January 31, 2002 and was due primarily to an increase in inventories of $3,819,000 and a decrease in accounts payable of $1,731,000 and offset by an increase in accounts receivable of $1,174,000 and net income from operations of $1,970,000.

     Net cash provided by financing activities of $2,778,000 was primarily attributable to net borrowings during the year in connection with a term loan and revolving credit facility. The revolving credit facility permits the Company to borrow up to a maximum of $18 million.

     The revolving credit agreement expires on July 31, 2002, and has therefore been classified as a short-term liability in the accompanying balance sheet at January 31, 2002. Borrowings under the revolving credit facility amounted to approximately $15,953,000 at January 31, 2002. The maturity date on the five year $3 million term-loan agreement entered into in November 1999 has been accelerated to expire on March 31, 2003.

     The Company believes that cash flow from operations and the expected renewal of the revolving credit facility will be sufficient to meet its currently anticipated operating, capital expenditures and debt service requirements for at least the next 12 months.

Foreign Currency Activity
-------------------------

     The Company's foreign exchange exposure is principally limited to the relationship of the U.S. Dollar to the Mexican Peso, Canadian Dollar and the Chinese RMB.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


Market Risk
-----------

     The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures, the Company seeks to limit, to the extent possible its non-U.S. dollar denominated purchases and sales. Foreign exchange risk occurs principally with regard to Canadian subsidiary sales.

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

Interest Rate Risk
------------------

     The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based upon LIBOR or 30 day commercial paper interest rates. At January 31, 2002, $17,207,000 was outstanding under the term-loan and revolving credit facilities. Changes in the above described interest rates during fiscal 2002 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in one or both of the above rates will increase or decrease interest expense for the Company by approximately $172,000. Each 1% fluctuation in interest rates earned would not increase or decrease interest income on these deposits by a significant amount.

Unaudited Quarterly Results of Operations (In thousands, except for per share amounts):




Fiscal Year Ended January 31, 2002:        1/31/02        10/31/01        7/31/01        4/30/01

Net Sales                                 $ 19,858        $ 19,206       $ 17,932       $ 19,435
Cost of Sales                               16,335          16,202         14,719         16,038
                                          --------        --------       --------       --------

Gross Profit                            $  3,523        $  3,004       $  3,213       $  3,397
                                          ========        ========       ========       ========

Net Income                                $    367        $    384       $    530       $    689
                                          ========        ========       ========       ========

Basic and Diluted income per
common share:

Basic                                     $   0.14        $   0.14       $   0.20       $   0.26
                                          ========        ========       ========       ========

Diluted                                   $   0.13        $   0.14       $   0.20       $   0.26
                                          ========        ========       ========       ========


Fiscal Year Ended January 31, 2001:        1/31/01        10/31/00        7/31/00        4/30/00

Net Sales                                 $ 20,130        $ 15,762       $ 18,109       $ 22,107
Cost of Sales                               17,802          13,353         14,890         18,753
                                          --------        --------       --------       --------

Gross Profit                              $  2,328        $  2,409       $  3,219       $  3,354
                                          ========        ========       ========       ========

Net Income (loss)                         $    (64)       $    150       $    376       $    661
                                          ========        ========       ========       ========

Basic and Diluted income (loss) per
common share:

Basic                                     $   (.03)       $   0.06       $   0.14       $   0.25
                                          ========        ========       ========       ========

Diluted                                   $   (.03)       $   0.06       $   0.14       $   0.25
                                          ========        ========       ========       ========



MARKET FOR THE REGISTRANT'S COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

     The Common Stock is listed on the Nasdaq National Market under the symbol "LAKE". The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market. The Company has a January 31, fiscal year end.

                                                                  Price Range
                                                                of Common Stock
                                                                ---------------
                                                             High               Low
                                                             ----               ---


Fiscal 2002
  First Quarter ended April 30, 2001. . . . . . . . . . . . . $   5            $3.99
  Second Quarter ended July 31, 2001 . . . . . . . . . . . .   6.95            3.937
  Third Quarter ended October 31, 2001 . . . . . . . . . . .  13.74             5.75
  Fourth Quarter ended January 31, 2002. . . . . . . . . . .  13.10             8.11
  First Quarter Fiscal 2003 (through April 19, 2002) . . . .  10.45             8.55



Fiscal 2001
  First Quarter ended April 30, 2000. . . . . . . . . . . . . $4.75            $3.75
  Second Quarter ended July 31, 2000 . . . . . . . . . . . .   7.50            5.375
  Third Quarter ended Oct. 31, 2000 . . . . . . . . . . . . .  6.50             4.75
  Fourth Quarter ended January 31, 2001. . . . . . . . . . .   5.25            3.375




     As of April 17, 2002, there were approximately 77 record holders of shares of Common Stock. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1.0 million shares are held in "street" name by Cede & Co., a large financial clearing house.

     The Company, on March 5, 2002 announced that it plans to issue a 10% Stock Dividend payable to holders of record as at July 31, 2002. This policy may continue on an annual basis, subject to approval by the Company's Board of Directors. The Company feels that over time that this dividend will increase the share float and trading activity in the Company's stock. The Company intends to retain any future earnings, for the operation and expansion of its business. The payment and rate of future cash dividends, if any, will depend upon the Company's earnings, financial condition, capital requirements, contractual restrictions under its agreement with its institutional lender and other factors.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
  Lakeland Industries, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Lakeland Industries, Inc. and Subsidiaries (the "Company") as of January 31, 2002 and
2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     We have also audited Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended January 31, 2002. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.


GRANT THORNTON LLP


Melville, New York April 15, 2002

                            Lakeland Industries, Inc.
                                and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                                                         January 31,
                                                                     2002           2001
                                                                     ----           ----


ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                            $ 1,760,635    $   784,578
 Accounts receivable, net of allowance for doubtful accounts of
   $221,000 at January 31, 2002 and 2001                                9,600,738     10,858,288
 Inventories                                                           26,529,150     22,710,083
 Prepaid income taxes                                                     242,029        461,113
 Deferred income taxes                                                    888,000        624,000
 Other current assets                                                     524,274        660,777
                                                                      -----------    -----------

    Total current assets                                               39,544,826     36,098,839
PROPERTY AND EQUIPMENT, NET                                             2,218,459      1,978,070
OTHER ASSETS, NET                                                         654,200        551,057
                                                                      -----------    -----------
                                                                      $42,417,485    $38,627,966
                                                                      ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Accounts payable                                                     $ 4,759,373    $ 6,490,447
 Accrued compensation and benefits                                        782,168        418,320
 Other accrued expenses                                                   208,853        207,795
 Current portion of long-term debt                                     17,028,032     12,935,416
                                                                      -----------    -----------
    Total current liabilities                                          22,778,426     20,051,978
LONG-TERM DEBT                                                            179,104      1,499,207
PENSION LIABILITY                                                         430,001        482,269
DEFERRED INCOME TAXES                                                     303,000         58,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par; 1,500,000 shares
  authorized; none issued
 Common stock, $.01 par; 10,000,000 shares authorized;
  2,684,600 and 2,646,000 shares issued and outstanding
  at January 31, 2002 and 2001, respectively                               26,846         26,460
 Additional paid-in capital                                             6,360,741      6,140,221
 Retained earnings                                                     12,339,367     10,369,831
                                                                      -----------    -----------
                                                                       18,726,954     16,536,512
                                                                      -----------    -----------
                                                                      $42,417,485    $38,627,966
                                                                      ===========    ===========




The accompanying notes are an integral part of these statements.

                                                 Lakeland Industries, Inc.
                                                      and Subsidiaries

                                               CONSOLIDATED STATEMENTS OF INCOME

                                                Fiscal year ended January 31,

                                               2002            2001             2000
                                               ----            ----             ----

Net sales                                  $ 76,431,245     $ 76,108,038     $ 58,644,181
Cost of goods sold                           63,293,922       64,797,943       48,155,753
                                           ------------     ------------     ------------

    Gross profit                             13,137,323       11,310,095       10,488,428
                                           ------------     ------------     ------------


Operating expenses
 Selling and shipping                         5,414,400        4,825,331        4,177,171
 General and administrative                   4,133,790        3,793,745        3,013,780
                                           ------------     ------------     ------------


    Total operating expenses                  9,548,190        8,619,076        7,190,951
                                           ------------     ------------     ------------


    Operating profit                          3,589,133        2,691,019        3,297,477
                                           ------------     ------------     ------------


Other income(expense)
 Interest expense                              (881,948)      (1,247,708)        (821,333)
 Interest income                                 17,311           26,595           25,716
 Other income - net                              91,040           15,472            7,346
                                           ------------     ------------     ------------


    Total other expense                        (773,597)      (1,205,641)        (788,271)
                                           ------------     ------------     ------------


    Income before income taxes                2,815,536        1,485,378        2,509,206

Income tax expense                             (846,000)        (362,000)        (761,000)
                                           ------------     ------------     ------------


    NET INCOME                             $  1,969,536     $  1,123,378     $  1,748,206
                                           ============     ============     ============


Net income per common share
 Basic                                     $        .74     $        .42     $        .66
                                           ============     ============     ============

 Diluted                                   $        .73     $        .42     $        .65
                                           ============     ============     ============


Weighted average common shares
outstanding
 Basic                                        2,663,600        2,645,446        2,653,950
                                           ============     ============     ============

 Diluted                                      2,683,711        2,667,161        2,673,449
                                           ============     ============     ============




The accompanying notes are an integral part of these statements.

                            Lakeland Industries, Inc.
                                and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

               Fiscal years ended January 31, 2002, 2001 and 2000



                                             Common stock
                                             ------------
                                                                      Additional
                                                                        paid-in         Retained
                                       Shares            Amount         capital         earnings           Total
                                       ------            ------         -------         --------           -----

Balance, January 31, 1999             2,660,500     $     26,605     $  6,199,656     $  7,498,247     $ 13,724,508
Net income                                                                               1,748,206        1,748,206
Purchase and retirement
 of common stock                        (16,500)            (165)         (67,165)                          (67,330)
                                      ---------     ------------     ------------     ------------     ------------

Balance, January 31, 2000             2,644,000           26,440        6,132,491        9,246,453       15,405,384
Net income                                                                               1,123,378        1,123,378
Exercise of stock options                 2,000               20            7,730                             7,750
                                      ---------     ------------     ------------     ------------     ------------

Balance, January 31, 2001             2,646,000           26,460        6,140,221       10,369,831       16,536,512
Net income                                                                               1,969,536        1,969,536
Exercise of stock options                38,600              386          125,864                           126,250
Stock option income tax benefit                                            94,656                            94,656
                                      ---------     ------------     ------------     ------------     ------------

Balance, January 31, 2002             2,684,600     $     26,846     $  6,360,741     $ 12,339,367     $ 18,726,954
                                      =========     ============     ============     ============     ============



The accompanying notes are an integral part of this statement.

                           Lakeland Industries, Inc.
                                and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal year ended January 31,
                                                                               2002            2001            2000
                                                                               ----            ----            ----

Cash flows from operating activities
 Net income                                                                $ 1,969,536     $ 1,123,378     $ 1,748,206
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities
    Deferred income taxes                                                      (19,000)         40,000         (95,000)
    Depreciation and amortization                                              689,969         699,304         598,095
    Provision for bad debts                                                     83,965          30,176          20,700
    Stock option income tax benefit                                             94,656
    (Increase) decrease in operating assets
      Accounts receivable                                                    1,173,585      (2,508,987)     (1,656,836)
      Inventories                                                           (3,819,067)       (242,688)     (6,356,485)
      Prepaid income taxes and other
       current assets                                                          355,587        (799,556)        159,533
      Other assets                                                             (80,832)       (187,882)        (20,823)
    Increase (decrease) in operating liabilities
      Accounts payable                                                      (1,731,074)      2,247,573       2,787,684
      Accrued expenses and other liabilities                                   312,638          11,073         (43,480)
                                                                           -----------     -----------     -----------

    Net cash provided by (used in)
     operating activities                                                     (970,037)        412,391      (2,858,406)
                                                                           -----------     -----------     -----------

Cash flows from investing activities
 Purchases of property and equipment                                          (831,919)       (751,046)     (1,049,124)
                                                                           -----------     -----------     -----------

    Net cash used in investing activities                                     (831,919)       (751,046)     (1,049,124)
                                                                           -----------     -----------     -----------

Cash flows from financing activities
 Net borrowings under credit agreements                                      2,772,513         464,942       3,241,818
 Proceeds from exercise of stock options                                       126,250           7,750
 Purchase and retirement of common stock                                                                       (67,330)
 Deferred financing costs                                                     (120,750)                        (52,500)
                                                                           -----------     -----------     -----------

    Net cash provided by financing activities                                2,778,013         472,692       3,121,988
                                                                           -----------     -----------     -----------

    NET INCREASE (DECREASE) IN CASH
      AND CASH EQUIVALENTS                                                     976,057         134,037        (785,542)

Cash and cash equivalents at beginning of year                                 784,578         650,541       1,436,083
                                                                           -----------     -----------     -----------

Cash and cash equivalents at end of year                                   $ 1,760,635     $   784,578     $   650,541
                                                                           ===========     ===========     ===========




The accompanying notes are an integral part of these statements

                   Lakeland Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 2002, 2001 and 2000

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

1. Business
-----------

     Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of personal safety protective work clothing. The principal market for the Company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 2002, 2001 and 2000.

2. Principles of Consolidation
------------------------------

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Laidlaw, Adams & Peck, Inc. and Subsidiary (MeiYang Protective Products Co., Ltd. (a Chinese corporation)), Lakeland Protective Wear, Inc. (a Canadian corporation), Weifang Lakeland Safety Products Co. Ltd. (a Chinese corporation) and Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

3. Revenue Recognition
----------------------

     Revenue is recognized when title passes to the customer upon shipment of goods.

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

6. Excess of Cost Over the Fair Value of Net Assets Acquired
------------------------------------------------------------

     The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over a 30-year period. On an ongoing basis, management reviews the valuation and amortization of goodwill to determine possible impairment by considering current operating results and comparing the carrying value to the anticipated undiscounted future cash flows of the related assets. Included in other assets in the accompanying consolidated balance sheets is goodwill aggregating $249,000 and $269,000, net of accumulated amortization of $296,000 and $276,000 at January 31, 2002 and 2001, respectively.

7. Shipping and Handling Costs
------------------------------

     The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling and shipping expenses and aggregated approximately $1,532,000, $1,381,000 and $1,182,000 in the fiscal years ended January 31,
2002, 2001 and 2000, respectively.

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000
NOTE A(continued)
-----------------
8. Research and Development Costs
---------------------------------

     Research and development costs are expensed as incurred and included in general and administrative expenses. Research and development expenses aggregated approximately $378,000, $160,000 and $22,000 in the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

9. Income Taxes
---------------

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

10. Earnings Per Share
----------------------

     Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common shares. Diluted earnings per share are based on the weighted average number of common and potential common shares outstanding. The potential common shares for the years ended January 31, 2002, 2001 and 2000 were 20,111, 21,715, and 19,499, respectively, representing the dilutive effect of stock options. The diluted earnings per share calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the fiscal year. Options to purchase 1,000, 5,000, and 3,000 shares of the Company's common stock have been excluded from the computation of diluted earnings per share in 2002, 2001 and 2000, respectively, as their inclusion would have been antidilutive.

11. Statement of Cash Flows
---------------------------

     The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost. Foreign denominated cash and cash equivalents were approximately $1,371,000 and $334,000 at January 31, 2002 and 2001, respectively.

     Supplemental cash flow information for the fiscal years ended January 31 is as follows:
                            2002           2001              2000
                            ----           ----              ----

Interest paid             $881,934      $1,238,448         $783,664
Income taxes paid          606,700         688,412          693,456

12. Concentration of Credit Risk
--------------------------------

     Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade receivables. Concentration of credit risk with respect to these receivables is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across geographic areas principally within the United States. The Company routinely addresses the financial strength of its customers and, as a consequence, believes that it's receivable credit risk exposure is limited.

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000
NOTE A(continued)
-----------------
13. Foreign Operations and Foreign Currency Translation
-------------------------------------------------------

     The Company maintains manufacturing operations and uses independent contractors in Mexico and the People's Republic of China. It also maintains a sales and distribution entity located in Canada. The Company is vulnerable to currency risks in these countries.

     The monetary assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, while nonmonetary items are translated at historical rates. Revenues and expenses are generally translated at average exchange rates for the year. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred and aggregated approximately $129,000, $107,000 and $60,000 for the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

14. Use of Estimates
--------------------

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

15.Reclassifications
--------------------

     Certain prior year amounts have been reclassified to conform with the 2002 presentation.

16. Effects of Recent Accounting Pronouncements
-----------------------------------------------

     On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test. The impact of adopting these statements is not expected to be material to the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 clarifies accounting and reporting for assets held for sale, scheduled for abandonment or other disposal and recognition of impairment loss related to the carrying value of long-lived assets. The impact of adopting this statement is not expected to be material to the Company's financial position or results of operations.

NOTE B - INVENTORIES
--------------------

Inventories consist of the following at January 31:

                                                  2002                 2001
                                                  ----                 ----
Raw materials                                 $ 6,248,990         $ 4,088,498
Work-in-process                                 3,997,470           6,467,779
Finished goods                                 16,282,690          12,153,806
                                              -----------         -----------
                                              $26,529,150         $22,710,083
                                              ===========         ===========

                           Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)

                        January 31, 2002, 2001 and 2000

NOTE C - PROPERTY AND EQUIPMENT
-------------------------------

Property and equipment consist of the following at January 31:

                                                    Useful life
                                                      in years             2002           2001
                                                      --------             ----           ----

Machinery and equipment                                3 - 10          $4,484,416      $4,701,148
Furniture and fixtures                                 3 - 10             175,016         261,737
Leasehold improvements                               Lease term           671,694         703,958
                                                                          -------         -------
                                                                        5,331,126       5,666,843
Less accumulated depreciation and amortization                         (3,112,667)     (3,688,773)
                                                                       ----------      ----------
                                                                       $2,218,459      $1,978,070
                                                                       ==========      ==========



NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------

     The Company's principal financial instrument consists of its outstanding revolving credit facility and term loan. The Company believes that the carrying amount of such debt approximates the fair value as the variable interest rates approximate the current prevailing interest rate.

NOTE E - LONG-TERM DEBT
-----------------------

Long-term debt consist of the following at January 31:

                                             2002                        2001
                                             ----                        ----

Revolving credit facility                 $15,953,432                $12,335,416
Term loan                                   1,253,704                  2,099,207
                                          -----------                 ----------
                                           17,207,136                 14,434,623
Less current portion                       17,028,032                 12,935,416
                                          -----------                 ----------

Long-term debt                            $   179,104                 $1,499,207
                                          ===========                 ==========
Revolving Credit Facility

     The Company's agreement with its lending institution, as amended, provides the Company with a revolving line of credit facility of $18 million. This credit facility, which is based on a percentage of eligible accounts receivable and inventory as defined, bears interest at LIBOR plus 2% (3.83% at January 31, 2002). The agreement was amended on March 9, 2001 to (i) extend the maturity date to October 31, 2001, (ii) modify the interest rate, and (iii) modify certain financial covenants. The agreement was amended on July 12, 2001 to (i) extend the maturity date to July 31, 2002, (ii) increase the amount available under the revolving line of credit from $14 million to a percentage of eligible accounts receivable and inventory as defined, up to a maximum of $18 million,
(iii) modify the interest rate, and (iv) modify a certain financial covenant. The agreement was amended on December 31, 2001 to modify a certain financial covenant.

     The maximum amounts borrowed under the credit facility during the fiscal years ended January 31, 2002 and 2001 were $17,700,000 and $14,000,000, respectively, and the average interest rates during the periods were 5.93% and 8.1%, respectively. At January 31, 2002, the Company had approximately $2,047,000 in availability under the agreement.

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000
NOTE E(continued)
-----------------
Term Loan

     In November 1999, the Company entered into a $3,000,000, five-year term loan. On March 9, 2001, the Company accelerated the term loan to expire on March 31, 2003. The term loan is payable in monthly installments of $89,550, plus interest payable at the 30-day commercial paper rate plus 2.45% (4.18% at January 31, 2002).

     The credit facility and term loan are collateralized by substantially all of the assets of the Company and guaranteed by certain of the Company's subsidiaries. The credit facility and term loan contain financial covenants, including, but not limited to, minimum levels of earnings and maintenance of minimum tangible net worth and other certain ratios at all times.

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

     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its employee stock-based compensation plans. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share as reported would be reduced for the years ended January 31, 2002 and 2001 to the pro forma amounts indicated below:


                                                 2002                 2001
                                                 ----                 ----
Net income
  As reported                                 $1,969,536          $1,123,378
  Pro forma                                    1,965,606           1,116,338
Basic earnings per common share
  As reported                                       $.74                $.42
  Pro forma                                          .74                 .42
Diluted earnings per common share
  As reported                                       $.73                $.42
  Pro forma                                          .73                 .42

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000
NOTE F(continued)
-----------------

     The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 2002 and 2001: expected volatility of 57% and 55%, respectively; risk-free interest rate of 5.0% and 6.3%, respectively; expected dividend yield of 0.0%; and expected life of six years. No options were granted or vested during the year ended January 31, 2000.

     Additional information with respect to the Company's plans for the fiscal years ended January 31, 2002, 2001 and 2000 is summarized as follows:

                                                                        2002
                                                 --------------------------------------------------
                                                    Directors' Plan                 Plan
                                                 -----------------------      ---------------------
                                                               Weighted-                  Weighted-
                                                 Number         average       Number       average
                                                   of          exercise         of         exercise
                                                 shares          price        shares        price
                                                 -----------------------      ---------------------
Shares under option
 Outstanding at beginning of year                 8,000       $   5.53        52,500      $   3.06
  Granted                                         1,000           6.69
  Exercised                                                                  (38,600)         3.27
                                                  -----                      -------
 Outstanding and exercisable at end of year       9,000           5.48        13,900          2.70
                                                  =====                      =======
Weighted-average remaining contractual
 life of options outstanding                     2.7 years                   2.5 years

Weighted-average fair value per shares of
 options granted during 2002                                   $   6.69




                                                                        2001
                                                  --------------------------------------------------
                                                     Directors' Plan                 Plan
                                                  ----------------------      ----------------------
                                                               Weighted-                   Weighted-
                                                  Number       average        Number        average
                                                    of         exercise         of         exercise
                                                  shares         price        shares         price
                                                  ----------------------      ----------------------
Shares under option
 Outstanding at beginning of year                 8,000          $4.81        52,500         $3.06
  Granted                                         2,000           5.94
  Exercised                                      (2,000)          3.88
                                                  -----                      -------

 Outstanding and exercisable at end of year       8,000           5.33        52,500          3.06
                                                  =====                       ======

Weighted-average remaining contractual
 life of options outstanding                     3.3 years                    4 years

Weighted-average fair value per shares of
 options granted during 2001                                      $5.94


                                       17

                           Lakeland Industries, Inc.
                                and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)

                         January 31,2002, 2001 and 2000

NOTE F(continued)
-----------------

                                                                               2000
                                                       -------------------------------------------------------
                                                           Directors' Plan                    Plan
                                                       ------------------------        -----------------------
                                                                      Weighted-                      Weighted-
                                                       Number          average         Number         average
                                                         of            exercise          of           exercise
                                                       shares           price          shares          price
                                                       ------           -----          ------          -----
Shares under option
 Outstanding at beginning of year                       8,000           $4.81          52,500          $3.06
                                                        -----           -----          ------          -----

 Outstanding and exercisable at end of year             8,000            4.81          52,500           3.06
                                                        =====            ====          ======          =====

Weighted-average remaining contractual
 life of options outstanding                           2.6 years                       5 years


     Summarized information about stock options outstanding under the two plans at January 31, 2002 is as follows:

                       Options outstanding and exercisable
                       -----------------------------------

                                          Weighted-
                          Number           average
                       Outstanding        remaining        Weighted-
                           at            contractual        average
  Range of              January            life in         exercise
exercise prices         31, 2002            years            price
---------------         --------            -----            -----

$2.25 - 3.38             11,900              1.83           $ 2.50
3.39 - 5.13               7,000              2.93             3.96
5.14 - 6.69               3,000              4.83             6.19
   10.75                  1,000              2.50            10.75
$2.25 - 10.75            22,900              2.59             3.79


NOTE G - INCOME TAXES
---------------------

     The provision for income taxes is summarized as follows:

                                             Year ended January 31,
                               -------------------------------------------------
                                  2002                2001               2000
                                  ----                ----               ----

Current
 Federal                       $ 719,000           $ 189,000          $ 756,000
 State                            78,000              27,000            100,000
 Foreign                          68,000             106,000
                               ---------             -------          ----------

                                 865,000             322,000            856,000

 Deferred                        (19,000)             40,000            (95,000)
                               ---------             -------          ----------

                               $ 846,000           $ 362,000          $ 761,000
                               =========           =========          =========

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000
NOTE G(continued)
-----------------

     The following is a reconciliation of the effective income tax rate to the Federal statutory rate:
                                                     Year ended January 31,
                                                 --------------------------
                                                 2002       2001       2000
                                                 ----       ----       ----


Statutory rate                                   34.0%      34.0%      34.0%
State income taxes, net of Federal tax benefit    1.6        1.2        2.7
Nondeductible expenses                             .6        1.1         .8
Taxes on foreign income which differ from
the statutory rate                               (5.6)     (12.5)      (2.4)
Change in deferred assets                                              (3.8)
Other                                             (.6)        .6       (1.0)
                                                 ----       ----       ----

Effective rate                                   30.0%      24.4%      30.3%
                                                 ====       ====       ====

     The tax effects of temporary differences which give rise to deferred tax assets at January 31, 2002 and 2001 are summarized as follows:

                                                                January 31,
                                                           ---------------------
                                                            2001           2002
                                                           --------     --------

Deferred tax assets
Inventories                                                $418,000     $391,000
Net operating loss carryforward - foreign subsidiary        106,000       29,000
Accounts receivable                                          84,000       84,000
Accrued compensation and other                              280,000      120,000
                                                           --------     --------
Gross deferred tax assets                                   888,000      624,000
                                                           --------     --------

Deferred tax liabilities
Depreciation and other                                      303,000       58,000
                                                           --------     --------
Gross deferred tax liabilities                              303,000       58,000
                                                           --------     --------
Net deferred tax asset                                     $585,000     $566,000
                                                           ========     ========

     Net operating loss carryforwards of $177,000 attributable to its foreign subsidiary in Canada will expire in fiscal 2003 through 2009. Net operating loss carryforwards of $128,000 attributable to its foreign subsidiary in Mexico will expire in fiscal 2007.

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

     The following table sets forth the plan's funded status for the fiscal years ended January 31:

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000
NOTE H(continued)
-----------------
                                                          2002           2001
Change in benefit obligation
----------------------------
 Projected benefit obligation at beginning of year     $ 991,162      $ 961,492
 Interest cost                                            75,889         70,546
 Actuarial (gain) loss                                   (27,602)           874
 Benefits paid                                           (41,391)       (41,750)
                                                         -------       --------
 Projected benefit obligation at end of year             998,058        991,162
                                                         -------       --------

Change in plan assets
---------------------
 Fair value of plan assets at beginning of year          508,893        502,849
 Actual return on plan assets                             89,707         46,194
 Employer contributions                                   10,848          1,600
 Benefits paid                                           (41,391)       (41,750)
                                                         -------       --------
 Fair value of plan assets at end of year                568,057        508,893
                                                         -------       --------

Funded status
-------------
 Pension liability                                       $430,001      $482,269
                                                         ========      =========



     The components of net periodic pension cost for the fiscal years ended January 31 are summarized as follows:
                                           2002           2001           2000
                                           ----           ----           ----

Service cost                                                           $  1,613
Interest cost                             $75,889       $ 70,546         70,579
Actual return on plan assets              (89,707)       (46,194)       (87,626)
Net amortization and deferral              61,230         17,451         62,896
                                           ------         ------         ------

Net periodic pension cost                 $47,412        $41,803        $47,462
                                          =======        =======        =======


     An assumed discount rate of 7.5% was used in determining the actuarial present value of benefit obligations for all periods presented. The expected long-term rate of return on plan assets was 8% for all periods presented. At January 31, 2002, approximately 60% of the plan's assets was held in mutual funds invested primarily in equity securities, 37% was invested in equity securities and debt instruments and 3% was invested in money market and other instruments.

Defined Contribution Plan

     Pursuant to the terms of the Company's 401(k) plan, substantially all U.S. employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 15% of the employee's compensation. The Company made discretionary contributions of $81,225, $83,947 and $57,642 in the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

NOTE I - MAJOR SUPPLIER
-----------------------

     The Company purchased approximately 81%, 77% and 74% of its raw materials from one supplier under licensing agreements for the fiscal years ended January 31, 2002, 2001 and 2000, respectively. The Company expects this relationship to continue for the foreseeable future. If required, similar raw materials could be purchased from other sources; although, the Company's competitive position in the marketplace could be affected.

                   Lakeland Industries, Inc. and Subsidiaries

                         January 31, 2002, 2001 and 2000

NOTE J - COMMITMENTS AND CONTINGENCIES
--------------------------------------

     1. Employment Contracts

     The Company has employment contracts with four principal officers expiring through January 2004. Such contracts are automatically renewable for two-year terms unless 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate annual base remuneration of $747,500 and $397,500 for the fiscal years ended January 31, 2003 and 2004, respectively.

     2. Leases

     The Company leases the majority of its premises under various operating leases expiring through fiscal 2005. The leases for the manufacturing facilities (located in Decatur, Alabama) are with two partnerships whose partners are principal officers and stockholders of the Company. One lease expires on August 31, 2004 and requires annual payments of approximately $365,000 plus certain operating expenses and the second lease expires on May 31, 2004 and requires annual payments of approximately $199,000 plus certain operating expenses. The Company also leases one customer service facility pursuant to a one-year lease which expires on March 31, 2002 (renewable at the Company's option for two additional one-year terms), from an officer of the Company. Monthly payments are $1,500. In addition, the Company has several operating leases for machinery and equipment.

     The Company has a one-year lease with a related partnership for a manufacturing facility in the People's Republic of China. The related lessor is a partnership in which the Company's directors, one officer and three employees hold partnership interests. In addition, during the fiscal year ended January 31, 2002, the Company obtained a 28% interest in this partnership. Rent paid under this agreement aggregated $14,433 for the fiscal year ended January 31, 2002.

     Total rental expense under all operating leases is summarized as follows:

                                                      Total          Rentals
                                     Gross          sublease         paid to
                                     rental          rental          related
                                     expense         income          parties
                                     -------         ------          -------
  Year ended January 31,
          2002                       $858,429                       $596,437
          2001                        890,818       $  2,144         630,990
          2000                        833,274         10,578         545,136


     Minimum annual rental commitments for the remaining term of the Company's noncancellable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 2002 are summarized as follows:


  Year ended January 31,
            2003                        $730,136
            2004                         682,910
            2005                         333,796
                                      ----------
                                      $1,746,842
                                      ==========

     Certain leases require additional payments based upon increases in property taxes and other expenses.

     3. Litigation

     The Company is involved in various litigation arising during the normal course of business which, in the opinion of the management of the Company, will not have a material adverse effect on the Company's financial position or results of operations.

      4. Self-insurance

     The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to defined limits. Self-insurance costs are based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.


Directors:                       Officers:                            Transfer Agent:

Raymond J. Smith, Chairman       Raymond J. Smith, President          Registrar and Transfer Company
Christopher J. Ryan              Christopher J. Ryan                  10 Commerce Drive
John J. Collins, Jr.             Executive Vice President,            Cranford, NJ 07016
Eric O. Hallman                  Secretary and General Counsel        NASDAQ symbol: LAKE
Walter J. Raleigh                James M. McCormick
                                                                      Executive Offices:
                                 Vice President and Treasurer

                                 Harvey Pride, Jr.
                                                                      711-2 Koehler Ave.
                                 Vice President, Manufacturing
                                                                      Ronkonkoma, NY 11779
                                                                      (631) 981-9700
                                 Auditors:

                                                                      Subsidiaries:
                                 Grant Thornton LLP
                                 Suite 3S01
                                                                      Lakeland Protective Wear, Inc.
                                 One Huntington Quadrangle
                                                                      Lakeland de Mexico S.A. de C.V.
                                 Melville, NY 11747-4464
                                                                      Laidlaw, Adams & Peck, Inc.
                                                                      Weifang Lakeland Safety
                                                                        Products, Co. Ltd.


     Exhibits to Lakeland Industries, Inc.'s fiscal 2002 Form 10-K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.

     ThermbarTM, Kut BusterTM, Grapolator Mock TwistTM, Safegard "76"TM, Body GardTM, Zone GardTM, RyTexTM, TomTexTM, DextraGardTM, ForcefieldTM, InterceptorTM, CheckmateTM, HeatexTM, PyrolonTM, Sterling HeightsTM, FyrepelTM, HighlandTM, ChemlandTM and UnilandTM are trademarks of Lakeland Industries, Inc. TyvekTM, VitonTM, BarricadeTM, NomexTM, KevlarTM, DelrinTM, TyChem SL, TK and BRTM and TeflonTM are registered trademarks of E.I.DuPont de Nemours and Company. SaranexTM is a registered trademark of Dow Chemical. SpectraTM is a registered trademark of Honeywell.