Form 10-K, Exhibit 13
period 2003-01-31
LAKELAND INDUSTRIES INC
filed 2003-04-29
CIK 798081




                             SELECTED FINANCIAL DATA

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


                                                           FOR THE YEARS ENDED JANUARY 31,
                                        2003             2002            2001               2000           1999
                                      _________        _________       _________          _________      _________

INCOME STATEMENT DATA:

Net sales                             $  77,826       $   76,431      $   76,108         $   58,644     $   54,655
Gross profit                             14,959           13,137          11,310             10,488         10,374
Operating expenses                       10,600            9,549           8,619              7,191          6,451
Operating profit                          4,359            3,589           2,691              3,297          3,923
Income before income taxes                3,776            2,816           1,485              2,509          3,222
Net income                                2,604            1,970           1,123              1,748          2,080



Earnings per share - Basic*           $     .88       $      .67      $      .39         $      .60     $      .72
                                      =========       ==========      ==========         ==========     ==========
Earnings per share - Diluted*         $     .88       $      .67      $      .38         $      .59     $      .70
                                      =========       ==========      ==========         ==========     ==========
Weighted average common
  shares outstanding*:
    Basic                             2,964,651        2,929,960       2,909,991          2,919,345      2,906,387
    Diluted                           2,971,854        2,952,082       2,933,877          2,940,794      2,960,012


BALANCE SHEET DATA (at end of year):

Working capital                       $  17,925       $   16,766      $   16,047         $   15,909     $   12,403
Total assets                             42,823           42,417          38,628             34,770         27,160
Current liabilities                      20,934           22,778          20,052             16,551         12,915
Long-term liabilities                       529              912           1,981              2,759            465
Stockholders' equity                  $  21,359       $   18,727      $   16,537         $   15,405     $   13,725


__________________
*Adjusted,  retroactively,  for the 10% stock dividend to shareholders of record on July 31, 2002.


CAUTIONARY STATEMENTS
________________________________________________________________________________

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
________________________________________________________________________________

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

CRITICAL ACCOUNTING POLICIES

      The Company recognizes revenues when title and risk of loss passes to the customer upon shipment. Cost of goods sold includes all direct costs to manufacture the finished product, plus related costs associated with inland or ocean freight on incoming raw materials, customs duty and warehousing, and manufacturing overhead expenses. Selling expenses include all salaries for sales and marketing staffs together with other related expenses such as sales commissions, travel costs, trade shows, advertising and delivery expenses. General and administrative expenses include salaries for executives and administrative and MIS staff, together with related expenses such as travel costs, non-manufacturing facilities costs and consulting and professional fees.

RESULT OF OPERATIONS

      The following table sets forth items in the Company's consolidated statement of operations as a percentage of revenues for the periods indicated.

                                                        YEARS ENDED JANUARY 31,
                                                       2003      2002      2001
                                                      ______    ______    ______

      Revenues                                        100.0%    100.0%    100.0%
      Cost of Goods Sold                               80.8      82.8      85.1
      Selling, general and administrative expenses     13.6      12.5      11.3
      Depreciation and amortization expense              .8        .8        .9
      Operating profit                                  5.6       4.7       3.5
      Interest expense, net                              .8       1.1       1.6
      Income tax expense                                1.5       1.1        .5
      Net income                                        3.3       2.6       1.5
      EBITDA margin (1)                                 6.4       5.7       4.5

__________________

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) margin represents EBITDA expressed as a percentage of revenues.

FISCAL YEAR ENDED  JANUARY 31,  2003  COMPARED TO FISCAL YEAR ENDED  JANUARY 31,
2002

      NET SALES. Net sales for the year ended January 31, 2003 increased $1,395,000, (or 1.8%) to $77,826,000 from $76,431,000 reported for the year ended January 31, 2002. The increase in sales was principally attributable to improving economic conditions and to the Company's April 1, 2002 sales price increase. The industry continues to be highly competitive.

      GROSS PROFIT. Gross profit for the year ended January 31, 2003, increased by $1,822,000, (or 13.9%) to $14,959,000 from $13,137,000 for the year ended
January 31, 2002. Gross profit as a percentage of net sales increased to 19.2% for the year ended January 31, 2003 from 17.1% reported for the prior year principally due to the increase in selling prices and additionally by a decrease in labor and overhead costs, partially offset by an increase in inventory reserves. Commencing in March 2002 the company incurred an increase in the price of raw materials, (from DuPont), which had an effect on margins for the remainder of this fiscal year. A reserve for a bond posting and settlement has been recorded at January 31, 2003 in the amount of $48,000, relating to a dispute with Mexican officials, over custom's law for companies in the maquiladora program. The prior year included a reserve for a Canadian customs dispute of which approximately $12,000 remains. The company has presented the information required by the Canadian government and is awaiting their response. It is the Company's belief that no additional reserves are required for these disputes.

      OPERATING EXPENSES. Operating expenses for the year ended January 31, 2003 increased by $1,052,000 (or 11%) to $10,600,000, (or 12.5%) of net sales from
$9,548,000, (or 12.5%) of net sales for the year ended January 31, 2002. Operating expenses increased principally as a result of increased freight costs, insurance costs, computer costs, bad debt expense, professional fees, sales and use taxes, and commission expense.

      INTEREST EXPENSE. Interest expense for the year ended January 31, 2003 decreased by $239,000 or 27.1% to $643,000 from $882,000 for the year ended January 31, 2002. This decrease was primarily due to a decrease in average borrowings under the Company's credit facility and to decreasing interest rates.

      INCOME TAX EXPENSE. The effective tax rate for the year ended January 31, 2003 and 2002 of 31.04% and 30.0%, respectively, deviates from the Federal statutory rate of 34.0%, which is primarily attributable to differing foreign tax rates and state income taxes.

      NET INCOME. As a result of the foregoing, net income increased to $2,604,000 for the year ended January 31, 2003, (or up 32.2%) from net income of $1,970,000 for the year ended January 31, 2002.

FISCAL YEAR ENDED  JANUARY 31,  2002  COMPARED TO FISCAL YEAR ENDED  JANUARY 31,
2001

      NET SALES. Net sales for the year ended January 31,2002 increased $323,000 or .42% to $76,431,000 from $76,108,000 for the year ended January 31, 2001. The small increase in sales was principally attributable to recessionary economic conditions, partially offset by a February 1, 2001 price increase in the Company's Tyvek line of products.

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

LIQUIDITY AND CAPITAL RESOURCES
________________________________________________________________________________

      LIQUIDITY AND CAPITAL RESOURCES. The Company's working capital is equal to $17,925,000 at January 31, 2003. The Company's primary sources of funds for conducting its business activities have been from cash flow provided by operations and borrowings under its credit facilities. The Company requires liquidity and working capital primarily to fund increases in inventories and accounts receivable associated with sales growth and, to a lesser extent, for capital expenditures.

      Net cash provided by operating activities was $1,800,000 for the year ended January 31, 2003 and was due primarily to net income from operations of $2,604,000 and a decrease in inventories of $1,059,000 offset by a decrease in accounts payable of $1,913,000 and an increase in accounts receivable of $885,000.

      Net  cash  used  in  financing   activities   of  $353,000  was  primarily
attributable to reduction in borrowings during the year in connection with a term loan and revolving credit facility.

      The revolving credit facility permits the Company to borrow up to a maximum of $18 million. The revolving credit agreement expires on July 31, 2003, and has therefore been classified as a short-term liability in the accompanying balance sheet at January 31, 2003. Borrowings under the revolving credit facility amounted to approximately $16,479,000 at January 31, 2003. The maturity date on the five year $3 million term-loan agreement entered into in November 1999 expires on March 31, 2003.

      The Company believes that cash flow from operations and the expected renewal of the revolving credit facility will be sufficient to meet its currently anticipated operating, capital expenditures and debt service requirements for at least the next 12 months. Historically, the Company has been able to renew its credit facility on acceptable terms, however there can be no assurance that such financing will continue to be available.

      The Company is in compliance with all covenants of its credit agreement and expects its line will be renewed on July 31, 2003, as it has been since it started dealing with its lender in 1998. The Company will make its last principal and interest payment on its $3 million term loan facility in April 2003, thereby extinguishing all long -term bank debt.

      Product Liability Claims have been diminimis over the last 10 years and those claims made have all been dismissed, except one that was settled in 1993 and paid by the Company's insurer. In fiscal 2004 the Company has $5 million of product liability insurance with a $10,000 deductible per occurence. Presently only one product liability suit is outstanding which has been sent to non-binding mediation. The Company's total exposure on this suit is $2,500. Suits are generally in the nature of slip and fall injuries or minor chemical or fire burns. All costs of administering and litigating claims is handled by attorneys appointed and paid by the Company's insurer, other than the deductible amount, which has ranged from $2,500 to $10,000 over the last 10 years.

      As of January 31, 2003, the Company has $1,474,135 in cash and unused credit line of $1,521,000. Long-term liquidity has always been available from commercial banks based upon the Company's tangible net worth and earnings before interest, depreciation, amortization and tax which are presently $21,063,300 and $5,013,902, respectively as at January 31, 2003.

      Capital spending plans for fiscal 2004 include the last payment of $94,500 on the Company's 53,300 square foot facility in An Qui, China completed in 1998 and $249,200 on its 90,400 square foot facility in Jiazhou, China the later amount to a construction company upon completion in June 2003.Neither of these facilities are encumbered by commercial bank mortgages and thus commercial mortgage loans are available with regard to these real estate assets comprising 366,955 square feet of land area on assignable 50 year leases and 143,752 square feet of 5 year old and new factory facilities. The Company estimates that these facilities could generate $700,000 of cash if mortgaged based upon 50% of their appraised value.

      New capital equipment expenditures for 2004 are not expected to exceed $450,000. Therefore, current cash levels are 200% of expected payments due this year on long-term assets..

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
________________________________________________________________________________

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

INTEREST RATE RISK

      The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based upon LIBOR or 30 day commercial paper interest rates. At January 31, 2003, $16,658,000 was outstanding under the term-loan and revolving credit facilities. Changes in the above described interest rates during fiscal 2003 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in one or both of the above rates will increase or decrease interest expense for the Company by approximately $167,000. Each 1% fluctuation in interest rates earned would not increase or decrease interest income on these deposits by a significant amount.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS
________________________________________________________________________________

      The Common Stock is listed on the Nasdaq National Market under the symbol "LAKE". The following table sets forth for the periods indicated the high and low sales prices for the Common Stock as reported by the Nasdaq National Market. The Company has a January 31, fiscal year end. Stock prices have been retroactively changed to reflect the 10% stock dividend to shareholders of record July 31, 2002.

                                                               PRICE RANGE
                                                             OF COMMON STOCK
                                                             ________________
                                                              HIGH       LOW
                                                             ________________

  FISCAL 2003
      First Quarter ended April 30, 2002. . . . . . . . . . .$ 9.50     $7.73
      Second Quarter ended July 31, 2002  . . . . . . . . . . 10.84      7.64
      Third Quarter ended Oct. 31, 2002 . . . . . . . . . . .  9.53      6.10
      Fourth Quarter ended January 31, 2003 . . . . . . . . .  8.00      6.67
      First Quarter Fiscal 2004 (through April 17, 2003)  . .  9.25      6.75

  FISCAL 2002
      First Quarter ended April 30, 2001. . . . . . . . . . .$ 4.55     $3.73
      Second Quarter ended July 31, 2001  . . . . . . . . . .  6.32      3.69
      Third Quarter ended October 31, 2001  . . . . . . . . . 12.12      5.35
      Fourth Quarter ended January 31, 2002 . . . . . . . . . 11.59      7.51


      As of April 17, 2003, there were approximately 89 record holders of shares of Common Stock. There are believed to be in excess of 500 beneficial shareholders in addition to those of record, since over 1.0 million shares are held in "street" name by Cede & Co., a large financial clearinghouse.

      The Company issued a 10% Stock Dividend payable to holders of record as at July 31, 2002 and plans to issue a 10% Stock Dividend to holders of record on July 31, 2003. This policy may continue on an annual basis, subject to approval by the Company's Board of Directors. The Company feels that over time that a dividend will increase the share float and trading activity in the Company's stock. The Company intends to retain any future earnings, for the operation and expansion of its business. The payment and rate of future cash dividends, if any, will depend upon the Company's earnings, financial condition, capital requirements, contractual restrictions under its agreement with its institutional lender and other factors.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





To the Board of Directors and Shareholders of Lakeland Industries, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Lakeland Industries, Inc. and Subsidiaries at January 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the Schedule II- Valuation and Qualifying Accounts for the year ended January 31, 2003 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


As discussed in Note 1, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on February 1, 2002.



/s/ PRICEWATERHOUSECOOPERS LLP
______________________________
Melville, New York
April 7, 2003

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





Board of Directors and Stockholders Lakeland
Industries, Inc. and Subsidiaries




We have audited the accompanying consolidated balance sheet of Lakeland Industries, Inc. and Subsidiaries (the "Company") as of January 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


We have also audited Schedule II - Valuation and Qualifying Accounts for each of the two years in the period ended January 31, 2002. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.




/s/ GRANT THORNTON LLP
______________________
    GRANT THORNTON LLP


Melville, New York

April 15, 2002



                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                 January 31,
                                                                            2003            2002
                                                                         ___________     ___________

ASSETS
Current Assets
  Cash and cash equivalents                                              $ 1,474,135     $ 1,760,635
  Accounts receivable, net of allowance for doubtful accounts of
    $343,000 and $221,000 at January 31, 2003 and 2002, respectively      10,364,188       9,600,738
  Inventories                                                             25,470,044      26,529,150
  Prepaid income taxes                                                             -         242,029
  Deferred income taxes                                                    1,001,133         888,000
  Other current assets                                                       549,564         524,274
                                                                         ___________     ___________
         Total current assets                                             38,859,064      39,544,826
Property, Plant and equipment, net                                         3,356,835       2,218,459
Other assets, net                                                            606,835         654,200
                                                                         ___________     ___________
         Total Assets                                                    $42,822,734     $42,417,485
                                                                         ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable                                                       $ 3,014,038     $ 4,759,373
  Accrued compensation and benefits                                          586,795         782,168
  Other accrued expenses                                                     675,380         208,853
  Current portion of long-term debt                                       16,657,882      17,028,032
                                                                         ___________     ___________
         Total current liabilities                                        20,934,095      22,778,426
Long-term Debt                                                                     -         179,104
Pension Liability                                                            514,572         430,001
Deferred Income Taxes                                                         14,643         303,000
                                                                         ___________     ___________
         Total Liabilities                                                21,463,310      23,690,531
                                                                         ___________     ___________
Commitments and Contingencies
Stockholders' Equity
  Preferred stock, $.01 par; 1,500,000 shares
    Authorized; none issued
  Common stock, $.01 par; 10,000,000 shares authorized;
    2,969,107 and 2,684,600 shares issued and outstanding
    at January 31, 2003 and 2002, respectively                                29,691          26,846
Additional paid-in capital                                                 8,762,673       6,360,741
Retained earnings                                                         12,567,060      12,339,367
                                                                         ___________     ___________
         Total Stockholders' Equity                                       21,359,424      18,726,954
                                                                         ___________     ___________
         Total Liabilities and Stockholders' Equity                      $42,822,734     $42,417,485
                                                                         ===========     ===========


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME


                                          Fiscal year ended January 31,
                                      2003            2002            2001
                                   ___________     ___________     ___________

Net sales                          $77,825,717     $76,431,245     $76,108,038
Cost of goods sold                  62,866,550      63,293,922      64,797,943
                                   ___________     ___________     ___________

    Gross profit                    14,959,167      13,137,323      11,310,095
                                   ___________     ___________     ___________
Operating expenses
  Selling and shipping               6,337,726       5,414,400       4,825,331
  General and administrative         4,262,707       4,133,790       3,793,745
                                   ___________     ___________     ___________

    Total operating expenses        10,600,433       9,548,190       8,619,076
                                   ___________     ___________     ___________

    Operating profit                 4,358,734       3,589,133       2,691,019
                                   ___________     ___________     ___________

Other income (expense)
  Interest expense                    (642,595)       (881,948)     (1,247,708)
  Interest income                       20,245          17,311          26,595
  Other income - net                    39,555          91,040          15,472
                                   ___________     ___________     ___________

    Total other expense               (582,795)       (773,597)     (1,205,641)
                                   ___________     ___________     ___________

    Income before income taxes       3,775,939       2,815,536       1,485,378

Income tax expense                  (1,171,881)       (846,000)       (362,000)
                                   ___________     ___________     ___________

    Net income                     $ 2,604,058     $ 1,969,536      $1,123,378
                                   ===========     ===========     ===========

Net income per common share
  Basic                            $       .88     $       .67     $       .39
                                   ===========     ===========     ===========
  Diluted                          $       .88     $       .67     $       .38
                                   ===========     ===========     ===========
Weighted average common
shares outstanding
  Basic                              2,964,651       2,929,960       2,909,991
                                   ===========     ===========     ===========

  Diluted                            2,971,854       2,952,082       2,933,877
                                   ===========     ===========     ===========

   The accompanying notes are an integral part of these financial statements.



                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

               Fiscal years ended January 31, 2003, 2002 and 2001


                                    Common stock              Additional
                                    ___________________        paid-in        Retained
                                     Shares       Amount       capital        earnings          Total
                                    _________     _______     __________     ___________     ___________

Balance, January 31, 2000           2,644,000     $26,440     $6,132,491     $ 9,246,453     $15,405,384
Net income                                                                     1,123,378       1,123,378
Exercise of stock options               2,000          20          7,730                           7,750
                                    _________     _______     __________     ___________     ___________

Balance, January 31, 2001           2,646,000      26,460      6,140,221      10,369,831      16,536,512
Net income                                                                     1,969,536       1,969,536
Exercise of stock options              38,600         386        125,864                         126,250
Stock option income tax benefit                                   94,656                          94,656
                                    _________     _______     __________     ___________     ___________

Balance, January 31, 2002           2,684,600      26,846      6,360,741      12,339,367      18,726,954
Net income                                                                     2,604,058       2,604,058
Exercise of stock options              10,100         101         28,311                          28,412
10% stock dividend                    274,407       2,744      2,373,621      (2,376,365)              -
                                    _________     _______     __________     ___________     ___________

Balance, January 31, 2003           2,969,107     $29,691     $8,762,673     $12,567,060     $21,359,424
                                    =========     =======     ==========     ===========     ===========


   The accompanying notes are an integral part of these financial statements.




                           LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Fiscal year ended January 31,
                                                            2003             2002             2001
                                                        ____________     ____________     ____________

Cash flows from operating activities
  Net income                                            $  2,604,058     $  1,969,536     $  1,123,378
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities
      Deferred income taxes                                 (401,490)         (19,000)          40,000
      Depreciation and amortization                          595,384          689,969          699,304
      Provision for bad debts                                122,000           83,965           30,176
      Stock option income tax benefit                                          94,656
      (Increase) decrease in operating assets
        Accounts receivable                                 (885,450)       1,173,585       (2,508,987)
        Inventories                                        1,059,106       (3,819,067)        (242,688)
      Prepaid income taxes and other
        current assets                                       216,739          355,587         (799,556)
      Other assets                                            47,365          (80,832)        (187,882)
    Increase (decrease) in operating liabilities
      Accounts payable                                    (1,913,434)      (1,731,074)       2,247,573
      Accrued expenses and other liabilities                 355,724          312,638           11,073
                                                        ____________     ____________     ____________
    Net cash provided by (used in)
      operating activities                                 1,800,002         (970,037)         412,391
                                                        ____________     ____________     ____________

Cash flows from investing activities
  Purchases of property and equipment                     (1,733,759)        (831,919)        (751,046)
                                                        ____________     ____________     ____________

      Net cash used in investing activities               (1,733,759)        (831,919)        (751,046)
                                                        ____________     ____________     ____________

Cash flows from financing activities
  Borrowings from related party to finance
    construction of a building                               168,099
  Net (payments) borrowings under credit agreements         (549,254)       2,772,513          464,942
  Proceeds from exercise of stock options                     28,412          126,250            7,750
  Deferred financing costs                                         -         (120,750)               -
                                                        ____________     ____________     ____________

      Net cash (used in) provided by financing
        activities                                          (352,743)       2,778,013          472,692
                                                        ____________     ____________     ____________

      Net (decrease) increase in cash
        and cash equivalents                                (286,500)         976,057          134,037
Cash and cash equivalents at beginning of year             1,760,635          784,578          650,541
                                                        ____________     ____________     ____________

Cash and cash equivalents at end of year                $  1,474,135     $  1,760,635     $    784,578
                                                        ============     ============     ============


   The accompanying notes are an integral part of these financial statements.


                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 2003, 2002 and 2001



                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         January 31, 2003, 2002 and 2001

1. - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
________________________________________________________________________________

BUSINESS

      Lakeland Industries, Inc. and Subsidiaries (the "Company"), a Delaware corporation, organized in April 1982, is engaged primarily in the manufacture of personal safety protective work clothing. The principal market for the company's products is in the United States. No customer accounted for more than 10% of net sales during the fiscal years ended January 31, 2003, 2002 and 2001.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Laidlaw, Adams & Peck, Inc. and Subsidiary (MeiYang Protective Products Co. Ltd. (a Chinese corporation), Lakeland Protective Wear, Inc. (a Canadian corporation), Weifang Lakeland Safety Products Co., Ltd. (a Chinese corporation), Qing Dao Maytung Healthcare Co., Ltd. (a Chinese corporation, formed during fiscal 2003), Lakeland Industries Europe Ltd. (a British corporation, formed during fiscal 2003) and Lakeland de Mexico S.A. de C.V. (a Mexican corporation). All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

      Revenue is recognized when title and risk of loss passes to the customer upon shipment of goods.

INVENTORIES

      Inventories are stated at the lower of cost or market. Cost is determined using standard costing, which approximates the first-in, first-out method.

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

GOODWILL

      Goodwill represents the excess of cost over the fair value of net assets acquired . On an ongoing basis, management reviews the valuation of goodwill to determine possible impairment by considering current operating results and comparing the carrying value to the anticipated undiscounted future cash flows of the related assets. Included in other assets in the accompanying consolidated balance sheets is goodwill aggregating $249,000.

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


1.(CONTINUED)

STOCK-BASED COMPENSATION

      The company has adopted the disclosure provisions of SFAS NO. 123, "Accounting for Stock-Based Compensation" (SFAS 123"). The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its employee stock-based compensation plans. All stock-based awards were fully vested at January 31, 2002 and no new option grants were made during the year ended January 31, 2003. Accordingly, no pro-forma compensation expense based on fair value exists for the year ended January 31, 2003. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net income and earnings per share as reported would be reduced for the years ended January 31, 2003, 2002 and 2001 to the pro forma amounts indicated below:

                                             2003          2002          2001
                                          __________    __________    __________

     Net income
       As reported                        $2,604,058    $1,969,536    $1,123,378
       Pro forma                           2,604,058     1,965,606     1,116,338
     Basic earnings per common share
       As reported                              $.88          $.67          $.39
       Pro forma                                 .88           .67           .38
     Diluted earnings per common share
       As reported                              $.88          $.67          $.38
       Pro forma                                 .88           .67           .38

      The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended January 31, 2002 and 2001: expected volatility of 57% and 55%, respectively; risk-free interest rate of 5% and 6.3%, respectively; expected dividend yield of 0.0%; ad expected life of six years. No options were granted or vested during the year ended January 31, 2003.

TRADE RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

      The Company derives revenue form selling goods manufactured or purchased for resale as a component part of goods manufactured to, primarily, safety distributors, utilizing both in house sales managers and independent sales representatives. The allowance for doubtful accounts generally covers any receivable older than 91 days.

SHIPPING AND HANDLING COSTS

      The company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping and handling costs associated with outbound freight are included in selling and shipping expenses and aggregated approximately $1,835,000, $1,532,000 and $1,381,000 in the fiscal years ended January 31,
2003,2002 and 2001, respectively.

RESEARCH AND DEVELOPMENT COSTS

      Research and development costs are expensed as incurred and included in general and administrative expenses. Research and development expenses aggregated approximately $164,000, $378,000 and $160,000 in the fiscal years ended January 31, 2003, 2002 and 2001, respectively, paid to contractors for development of new raw materials.

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


1.(CONTINUED)

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

EARNINGS PER SHARE

      Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common shares. Diluted earnings per share are based on the weighted average number of common and potential common shares outstanding. The potential common shares for the years ended January 31, 2003, 2002 and 2001 were 10,371, 20,111 and 21,715, respectively, representing the dilutive effect of stock options. The diluted earnings per share calculation takes into account the shares that may be issued upon exercise of stock options, reduced by shares that may be repurchased with the funds received from the exercise, based on the average price during the fiscal year (as adjusted for the 1 for 10 stock distribution to holders of record July 31, 2002). Options to purchase 1,100, 1,000, and 5,000 shares of the Company's common stock have been excluded from the computation of diluted earnings per share in 2003, 2002 and 2001, respectively, as their inclusion would have been antidilutive.

STATEMENT OF CASH FLOWS

      The Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds. The market value of the cash equivalents approximates cost. Foreign denominated cash and cash equivalents were approximately $1,011,000 and $1,371,000 at January 31, 2003 and 2002, respectively.

      Supplemental cash flow information for the years ended January 31 is as follows:

                               2003          2002           2001
                             _________     _________     __________

      Interest Paid          $ 642,595     $ 881,934     $1,238,448
      Income Taxes paid        895,401       606,700        688,142

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

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


 1.(CONTINUED)

      The monetary assets and liabilities of the Company's foreign operations are translated into U.S. dollars at current exchange rates, while nonmonetary items are translated at historical rates. Revenues and expenses are generally translated at average exchange rates for the year. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred and aggregated approximately $95,000, $129,000 and $107,000 for the fiscal years ended January 31, 2003, 2002 and 2001, respectively.

USE OF ESTIMATES

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

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFA") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 modifies the accounting and reporting for acquired intangible assets at the time of acquisition and in subsequent periods. Intangible assets which have finite lives must be amortized over their estimated useful life. Intangible assets with indefinite lives will not be amortized, but evaluated annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.

      In fiscal 2003, the Company ceased amortization of goodwill. Had this pronouncement been retroactively applied net income would have increased approximately $12,000 net of tax in 2002 and 2001, respectively, and diluted earnings per share would have increased by less than one cent per share, in 2002 and 2001, respectively.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 did not have a material impact on the measurement of its long-lived assets.

      In April 2002, the FASB issued SFAS No. 145 "Rescission of FAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions as well as other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 145 will have a material impact on the consolidated financial statements.

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


 1.(CONTINUED)

      In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for fiscal years beginning after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" that amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 amends the disclosure requirements of APB Opinion No. 28, "Interim Financial Reporting" and Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reporting results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 except for the disclosure requirements, had no impact on the consolidated financial statements.

2 -INVENTORIES

      Inventories consist of the following at January 31:

                           2003            2002
                        ___________     ___________

      Raw materials     $ 7,839,144     $ 6,248,990
      Work-in-process     1,656,942       3,997,470
      Finished goods     15,973,958      16,282,690
                        $25,470,044     $26,529,150

3 -PROPERTY, PLANT AND EQUIPMENT

      Property and equipment consist of the following at January 31:

                                  Useful life
                                   in years           2003             2002
                                  ___________     ____________     ____________

      Machinery and equipment       3 - 10        $  4,815,225     $  4,484,416
      Furniture and fixtures        3 - 10             176,073          175,016
      Leasehold improvements      Lease term           778,514          671,694
      Building ( in China)           20              1,295,074                0
                                                  ____________     ____________
                                                     7,064,886        5,331,126
Less accumulated depreciation and amortization      (3,708,051)      (3,112,667)
                                                  ____________     ____________
                                                  $  3,356,835     $  2,218,459
                                                  ============     ============

      Depreciation expense incurred in fiscal 2003, 2002 and 2001 amounted to $595,383, $591,529 and $624,940, respectively.

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001

4 -LONG-TERM DEBT

      Long-term debt consist of the following at January 31:

                                       2003            2002
                                    ___________     ___________

      Revolving credit facility     $16,478,781     $15,953,432
      Term loan                         179,101       1,253,704
                                    ___________     ___________
                                     16,657,882      17,207,136
      Less current portion           16,657,882      17,028,032
                                    ___________     ___________
      Long-term debt                $       -0-     $   179,104
                                    ===========     ===========

REVOLVING CREDIT FACILITY

      The Company's agreement with its lending institution, as amended, provides the Company with a revolving line of credit facility of $18 million. This credit facility, which is based on a percentage of eligible accounts receivable and inventory as defined, bears interest at LIBOR plus 2% ( 3.34% at January 31, 2003). The agreement was amended on March 9, 2001 to (i) extend the maturity date to October 31, 2001, (ii) modify the interest rate, and (iii) modify certain financial covenants. The agreement was amended on July 12, 2001 to (i) extend the maturity date to July 31, 2002, (ii) increase the amount available under the revolving line of credit from $14 million to a percentage of eligible accounts receivable and inventory as defined, up to a maximum of $18 million,
(iii) modify the interest rate, and (iv) modify a certain financial covenant. The agreement was amended on December 31, 2001 to modify a certain financial covenant and on July 18, 2002 the Agreement was amended to extend the expiration date to July 31, 2003.

      The maximum amounts borrowed under the credit facility during the fiscal years ended January 31, 2003 and 2002 were $18,000,000 and 17,700,000, respectively, and the average interest rates during the periods were 3.73% and 5.93%, respectively. At January 31, 2003, the Company had approximately $1,521,000 in availability under the agreement.

TERM LOAN

      In November 1999, the Company entered into a $3,000,000, five-year term loan. On March 9, 2001, the Company accelerated the term loan to expire on March 31, 2003. The term loan is payable in monthly installments of $89,550, plus interest payable at the 30-day commercial paper rate plus 2.45% (3.69% at January 31, 2003).

      The credit facility and term loan are collateralized by substantially all of the assets of the Company and guaranteed by certain of the Company's subsidiaries. The credit facility and term loan contain financial covenants, including, but not limited to, minimum levels of earnings and maintenance of minimum tangible net worth and other certain ratios at all times. The fees incurred by the Company related to the credit facility amounted to $63,000, $106,750 and $52,500 during fiscal 2003, 2002 and 2001, respectively.

 5.- STOCKHOLDERS' EQUITY AND STOCK OPTIONS

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

                         January 31, 2003, 2002 and 2001


 5.(CONTINUED)

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

      Additional information with respect to the Company's plans for the fiscal years ended January 31, 2003, 2002 and 2001 is summarized as follows:


                                                                        2003
                                                  ________________________________________________
                                                      DIRECTORS' PLAN                 PLAN
                                                  _______________________     ____________________
                                                                WEIGHTED-                WEIGHTED-
                                                   NUMBER        AVERAGE      NUMBER      AVERAGE
                                                     OF         EXERCISE        OF       EXERCISE
                                                   SHARES         PRICE       SHARES       PRICE
                                                   ______       _________     ______     _________

SHARES UNDER OPTION
   OUTSTANDING AT BEGINNING OF YEAR                 9,000         $5.48        13,900      $2.70
     10% STOCK DIVIDEND                               900          6.55           655
     EXERCISED                                          0                     (10,100)
                                                   ______       _________     _______    _________
   OUTSTANDING AND EXERCISABLE AT END OF YEAR       9,900          4.98         4,455       2.05
                                                   ======       =========     =======    =========
WEIGHTED-AVERAGE REMAINING CONTRACTUAL
  LIFE OF OPTIONS OUTSTANDING                     1.5 YEARS                1 YEAR


                                                                       2002
                                                  ________________________________________________
                                                      Directors' Plan                 Plan
                                                  _______________________     ____________________
                                                                Weighted-                Weighted-
                                                   Number        Average      Number      Average
                                                     Of         Exercise        Of       Exercise
                                                   Shares         Price       Shares       Price
                                                   ______       _________     ______     _________

Shares under option
  Outstanding at beginning of year                  8,000         $5.53        52,500      $3.06
    Granted                                         1,000          6.69
    Exercised                                                                 (38,600)      3.27
                                                   ______       _________     _______    _________
  Outstanding and exercisable at end of year        9,000          5.48        13,900       2.70
                                                   ======       =========     =======    =========
Weighted-average remaining contractual
  life of options outstanding                     2.7 years                   2.5 years

Weighted-average fair value per shares of
  options granted during 2002                                     $6.69


                                       19





                           LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        January 31, 2003, 2002 and 2001


5. (CONTINUED)


                                                                       2001
                                                  ________________________________________________
                                                      Directors' Plan                 Plan
                                                  _______________________     ____________________
                                                                Weighted-                Weighted-
                                                   Number        Average      Number      Average
                                                     Of         Exercise        Of       Exercise
                                                   Shares         Price       Shares       Price
                                                   ______       _________     ______     _________

Shares under option
  Outstanding at beginning of year                  8,000         $4.81        52,500      $3.06
    Granted                                         2,000          5.94
    Exercised                                      (2,000)         3.88
                                                   ______       _________     _______    _________
  Outstanding and exercisable at end of year        8,000          5.33        52,500       3.06
                                                   ======       =========     =======    =========
Weighted-average remaining contractual
  life of options outstanding                     3.3 years                     4 years

Weighted-average fair value per shares of
  options granted during 2001                                     $5.94



Summarized information about stock options outstanding under the two plans at January 31, 2003 is as follows (as adjusted for the 10% stock dividend):

                       Options outstanding and exercisable
                    _________________________________________
                                     Weighted-
                      Number          average
                    Outstanding      remaining      Weighted-
                        at          contractual      average
   Range of           January         life in       exercise
exercise prices      31, 2003          years          price
_______________     ___________     ___________     _________

$2.05 - 2.95           7,755           1.67           $2.50
 4.65 - 6.08           5,500           3.83            5.38
    9.77               1,100           2.50            9.77
                      ______
   $2.20              14,355           2.67            5.88
                      ======

                           LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        January 31, 2003, 2002 and 2001


6. - INCOME TAXES

     The provision for income taxes is summarized as follows:

                          Year ended January 31,
                   ____________________________________
                      2003          2002         2001
                   __________     ________     ________

     Current
       Federal     $1,273,371     $719,000     $189,000
       State          163,984       78,000       27,000
       Foreign        136,016       68,000      106,000
                   __________     ________     ________
                    1,573,371      865,000      322,000
     Deferred        (401,490)     (19,000)      40,000
                   __________     ________     ________
                   $1,171,881     $846,000     $362,000
                   ==========     ========     ========

The following is a reconciliation of the effective income tax rate to the Federal statutory rate:

                                                    Year ended January 31,
                                                   ________________________
                                                   2003      2002      2001
                                                   ____      ____      ____

Statutory rate                                     34.0%     34.0%     34.0%
State income taxes, net of Federal tax benefit      2.3%      1.6       1.2
Nondeductible expenses                                -        .6       1.1
Taxes on foreign income which differ from
  the statutory rate                               (4.7%)    (5.6)    (12.5)
Other                                               (.6%)     (.6%)      .6
                                                   ____      ____      ____
Effective rate                                     31.0%     30.0%     24.4%
                                                   ====      ====      ====

The tax effects of temporary differences which give rise to deferred tax assets at January 31, 2003 and 2002 are summarized as follows:

                                                               January 31,
                                                         _______________________
                                                            2003          2002
                                                         __________     ________
Deferred tax assets
Inventories                                              $  505,680     $418,000
Net operating loss carryforward - foreign subsidiary        123,810      106,000
Accounts receivable                                         130,340       84,000
Accrued compensation and other                              241,303      280,000
                                                         __________     ________
    Gross deferred tax assets                             1,001,133      888,000
                                                         __________     ________
Deferred tax liabilities
Depreciation and other                                       14,643      303,000
                                                         __________     ________
Gross deferred tax liabilities                               14,643      303,000
                                                         __________     ________
Net deferred tax asset                                   $  986,490     $585,000
                                                         ==========     ========

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                         January 31, 2003, 2002 and 2001


6. (continued)

     The  Company has foreign net  operating  loss  carryforwards  for the years
ended   January   31,2003  and  January  31,  2002  of  $354,000  and  $305,000,
respectively. These losses can be carried forward to offset income from foreign operations and will expire in fiscal 2005 through 2012.

7. - BENEFIT PLANS

     DEFINED BENEFIT PLAN

     The Company has a frozen defined benefit pension plan that covers former employees of an acquired entity. The Company's funding policy is to contribute annually the recommended amount based on computations made by its consulting actuary.

     The following table sets forth the plan's funded status for the fiscal year ended January 31:

                                                           2003          2002
                                                        __________     _________
CHANGE IN BENEFIT OBLIGATION
  Projected benefit obligation at beginning of year     $  998,058     $991,162
  Interest cost                                             73,635       75,889
  Actuarial (gain) loss                                    130,639      (27,602)
  Benefits paid                                            (43,244)     (41,391)
                                                        __________     _________
  Projected benefit obligation at end of year            1,159,088      998,058
                                                        __________     _________

CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year           568,057      508,893
  Actual return on plan assets                              86,591       89,707
  Employer contributions                                    22,000       10,848
  Benefits paid                                            (43,244)     (41,391)
                                                        __________     _________
  Fair value of plan assets at end of year                 633,404      568,057
                                                        __________     _________

FUNDED STATUS
  Pension Liability                                        525,684      430,001
  Unrecognized net gain                                      8,971       97,287
  Unrecognized net transition liability                    (20,083)     (29,938)
                                                        __________     _________
  Accured pension cost                                  $  514,572     $497,350
                                                        ==========     =========


     The components of net periodic pension cost for the fiscal years ended January 31 are summarized as follows:

                                    2003          2002          2001
                                  ________      ________      ________

Interest cost                     $ 73,233      $ 75,889      $ 70,546
Actual return on plan assets       (86,591)      (89,707)      (46,194)
Net amortization and deferral       52,178        61,230        17,451
                                  ________      ________      ________
Net periodic pension cost         $ 38,820      $ 47,412      $ 41,803
                                  ========      ========      ========


     An assumed discount rate of 6.75%, 7.5% and 7.5% was used in determining the actuarial present value of benefit obligations for the years ended January 2002 and 2001, respectively. The expected long-term rate of 31, 2003, return on plan assets was 8% for all periods presented. At January 31, 2003, approximately 60% of the plan's assets was held in mutual funds invested primarily in equity securities, 37% was invested in equity securities and debt instruments and 3% was invested in money market and other instruments.

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


7.(CONTINUED)

DEFINED CONTRIBUTION PLAN

      Pursuant to the terms of the Company's 401(k) plan, substantially all U.S. employees over 21 years of age with a minimum period of service are eligible to participate. The 401(k) plan is administered by the Company and provides for voluntary employee contributions ranging from 1% to 15% of the employee's compensation. The Company made discretionary contributions of $88,901, $81,225 and $83,947 in the fiscal years ended January 31, 2003, 2002 and 2001, respectively

8.- MAJOR SUPPLIER

      The Company purchased approximately 75%, 81% and 77% of its raw materials from one supplier under licensing agreements for the fiscal years ended January 31, 2003, 2002 and 2001, respectively. The Company expects this relationship to continue for the foreseeable future. If required similar raw materials could be purchased from other sources; although, the Company's competitive position in the marketplace could be affected.

9.- COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS

      The Company has employment contracts with four principal officers expiring through January 2006. Such contracts are automatically renewable for two, one year terms unless 30 to 120 days' notice is given by either party. Pursuant to such contracts, the Company is committed to aggregate annual base remuneration of $821,000 and $886,000 for the fiscal years ended January 31, 2004 and 2005.

LEASES

      The Company leases the majority of its premises under various operating leases expiring through fiscal 2005. The leases for the manufacturing facilities (located in Decatur, Alabama) are with two partnerships whose partners are principal officers and stockholders of the Company. One lease expires on August 31, 2004 and requires annual payments of approximately $365,000 plus certain operating expenses and the second lease expires on May 31, 2004 and requires annual payments of approximately $199,000 plus certain operating expenses. The Company also leases one customer service facility pursuant to a one-year lease which expires on March 31, 2003 (renewable at the Company's option for one additional one-year terms), from an officer of the Company. Monthly payments are $1,500. In addition, the Company has several operating leases for machinery and equipment.

      The Company has a one-year lease with a related partnership for a manufacturing facility in the People's Republic of China. The related lessor is a partnership in which the Company's directors, one officer and three employees hold partnership interest. In addition, during the fiscal year ended January 31, 2002, the Company obtained a 28% interest in this partnership. Rent paid under this agreement aggregated $14,433 for the fiscal year ended January 31, 2002.

      Total rental under all operating leases is summarized as follows:

                                               Total       Rentals
                                  Gross       sublease     paid to
                                 rental        rental      related
                                 expense       income      parties
                                 _______      ________     _______

      Year ended January 31,

               2003              $827,187                  $611,700
               2002               858,429                   596,437
               2001               890,818      $2,144       630,990

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


9.(CONTINUED)

      Minimum annual rental commitments for the remaining term of the Company's non-cancelable operating leases relating to manufacturing facilities, office space and equipment rentals at January 31, 2002 are summarized as follows:

      Year ending January 31,
               2004                 $840,648
               2005                  439,959
               2006                   86,589
                                  __________
                                  $1,367,196
                                  ==========

      Certain leases require additional payments based upon increases in property taxes and other expenses.

LITIGATION

      The Company is involved in various litigation arising during the normal course of business which, in the opinion of the management of the Company, will not have a material effect on the Company's financial position or results of operations.

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

                            LAKELAND INDUSTRIES, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                         January 31, 2003, 2002 and 2001


10. RELATED PARTY TRANSACTIONS

     An Qui Holdings Co., L.L.C. ("An Qui"), which consists of certain Officers and Directors of the Company, loaned $168,099 to Qing Dao Maytung Healthcare Co., Ltd. ("Maytung") in the form of an unsecured note bearing simple interest of 9%. This represented the partners capital contirbution for the construction of a manufacturing facility in China, by Maytung. Weifang MeiYang Proyective Products Co., Ltd. ("Meiyang") loaned Maytung $975,411 as of January 31, 2003, also for the construction of Maytung's manufacturing facility in China. This plant will be completed by June 2003 and has been partially occupied since March 2003.

      During fiscal 2003, Weifang Lakeland Safety Products Co., Ltd. ("Weifang") purchased from An Qui the manufacturing facility that had been built by An Qui and occupied by Weifang. The sale price amounted to $406,185 of which $263,980 had been paid by Weifang to An Qui as of January 31, 2003. The balance to be paid in calendar year 2003. Two of An Qui partners are Chinese citizens, who received an aggregate of $47,705 from the sale.

11. - UNAUDITED QUARTERLY RESULTS OF OPERATIONS (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS):



Fiscal Year Ended January 31, 2003:          1/31/03         10/31/02           7/31/02        4/30/02
                                             _______         ________           _______        _______

Net Sales                                    $19,684          $18,535           $18,964        $20,643
Cost of Sales(a)                              15,993           15,084            15,321         16,469
                                             _______         ________           _______        _______
Gross Profit                                 $ 3,691          $ 3,451           $ 3,643        $ 4,174
                                             =======         ========           =======        =======
Net Income                                   $   653          $   496           $   559        $   896
                                             =======         ========           =======        =======
Basic and Diluted income per
  common share*:
Basic                                        $  0.22          $  0.17           $  0.19        $  0.30
                                             =======         ========           =======        =======
Diluted                                      $  0.22          $  0.17           $  0.19        $  0.30
                                             =======         ========           =======        =======

Fiscal Year Ended January 31, 2002:          1/31/02         10/31/01           7/31/01        4/30/01
                                             _______         ________           _______        _______

Net Sales                                    $19,858          $19,206           $17,932        $19,435
Cost of Sales                                 16,335           16,202            14,719         16,038
                                             _______         ________           _______        _______
Gross Profit                                 $ 3,523          $ 3,004           $ 3,213        $ 3,397
                                             =======         ========           =======        =======
Net Income                                   $   367          $   384           $   530        $   689
                                             =======         ========           =======        =======
Basic and Diluted income per
common share*:
Basic                                        $  0.12          $  0.13           $  0.18        $  0.24
                                             =======         ========           =======        =======
Diluted                                      $  0.12          $  0.13           $  0.18        $  0.24
                                             =======         ========           =======        =======

       (a) During the fourth quarter of fiscal 2003, the Company recorded an additional inventory reserve of $250,000 related to slow moving and obsolete finished goods inventory.

      *Adjusted, retroactively, for the 10% stock dividend to shareholders of records on July 31, 2002.




 DIRECTORS:                     OFFICERS:                           TRANSFER AGENT:

 Raymond J. Smith, CHAIRMAN     Raymond J. Smith, PRESIDENT         Registrar and Transfer Company
 Christopher J. Ryan            Christopher J. Ryan                 10 Commerce Drive
 John J. Collins, Jr.             EXECUTIVE VICE PRESIDENT,         Cranford, NJ 07016
 Eric O. Hallman                  SECRETARY AND GENERAL COUNSEL     NASDAQ SYMBOL: LAKE
 Walter J. Raleigh              James M. McCormick
 Michael E. Cirenza               VICE PRESIDENT AND TREASURER      EXECUTIVE OFFICES:
                                Harvey Pride, Jr.
                                  VICE PRESIDENT, MANUFACTURING     711-2 Koehler Ave.
                                                                    Ronkonkoma, NY 11779
                                AUDITORS:                           (631) 981-9700

                                PricewaterhouseCoopers LLP          SUBSIDIARIES:
                                401 Broadhollow Road
                                Melville, NY 11747-4862             Lakeland Protective Wear, Inc.
                                                                    Lakeland de Mexico S.A. de C.V.
                                                                    Laidlaw, Adams & Peck, Inc.
                                                                      and Subsidiary (Meiyang
                                                                      Protective Products Co., Ltd.)
                                                                    Weifang Lakeland Safety
                                                                      Products Co., Ltd.
                                                                    Qing Dao Maytung Healthcare
                                                                      Co.,Ltd.
                                                                    Lakeland Industries Europe Ltd.



     Exhibits to Lakeland Industries, Inc.'s fiscal 2003 Form 10-K are available to shareholders for a fee equal to Lakeland's cost in furnishing such exhibits, on written request to the Secretary, Lakeland Industries, Inc., 711-2 Koehler Avenue, Ronkonkoma, New York 11779.